Amerigon Incorporated



2001 Annual Report

To My Fellow Shareholders:

The year 2001 was challenging for Amerigon, and the financial results for the year were disappointing. Shipment volume of our Climate Control Seat™ (CCS™) system in 2001 was flat at about 100,000 systems, and sales revenue was actually down about $450,000 at $6.4 million. While our losses were reduced from the previous year, they were still substantial at $7.7 million. The flat level of shipments and the unexpectedly large losses were primarily due to delays by our OEM customers of a number of vehicle programs scheduled to launch during the year. The resulting losses opened a big gap in our cash flow, which required interim bridge loans and in February 2002, an equity infusion. In October, our President and CEO, Rick Weisbart, resigned to accept an opportunity at a large automotive parts manufacturer in Detroit.

I agreed to step into the CEO role at that time, and I am pleased to tell you that after seven months, it is my assessment that Amerigon has a very strong and capable management team. This team has built the groundwork for Amerigon's future success, despite the challenges of 2001. I'd like to share with you why I believe so strongly in this team and the future of Amerigon.

1. The flat sales in 2001 reflect deferrals of major vehicle programs by Ford Motor Company, not disappointing acceptance of our CCS product. When such deferrals occur, our seat programs, which depend on the timing of the new vehicle programs, also are deferred.

2. Customer acceptance of CCS has, in fact, been excellent. According to an independent survey, which Amerigon commissioned, a significant portion of Navigator owners expressed strong satisfaction with our CCS product and with Navigators equipped with CCS compared with those not equipped. They further indicated that CCS availability would affect their future vehicle purchase decision.

   Recognizing the powerful appeal of CCS, our principal customers in 2001, Ford Motor Company and Toyota, have featured CCS in their national advertising and have scheduled our product at high installation rates in their vehicles.

3. The programs deferred from 2001 are now being launched mainly in 2002, which we expect to more than double our sales units and revenue this year. We have also achieved significant future program wins for 2003 and 2004, which strengthens our future prospects. We have over twenty additional programs under development for these years, and our products are being evaluated by most major automotive manufacturers.

4. Our quality and program deliveries have been outstanding. Amerigon has launched all of its CCS programs for new vehicle introductions on time, and our quality record is equal to the best in the industry.

5. We have embarked on a program to outsource North American production of CCS to Mexico in the first quarter of 2002, and to outsource Asian production to China later this year. This decision was necessary to meet the automotive requirement for continuing cost reduction and to improve our profit margins and cash flow so we can expand the Company and invest in future generations of product. This was a very difficult decision because it involves job loss for our dedicated manufacturing team, which successfully launched our product on time with such outstanding quality. We would not be making these outsourcing moves unless they were absolutely necessary for the future financial health and success of Amerigon.

We also have plans to move our corporate headquarters to the Detroit area where we presently have a sales and program management office. This will bring us closer to our customers and reduce travel and logistics costs. Our development and procurement activities will remain in Irwindale, California.

6. Our management team is intact with my addition as CEO. Our team is capable of leading Amerigon to the next level of achievement - positive cash flow, profitability and growing success in the marketplace.

7. BSST, our subsidiary that is developing advanced thermoelectric devices, has demonstrated prototypes with efficiency levels for certain uses about double that of present devices. This is a significant achievement that enables a number of new product applications - non-automotive as well as automotive. BSST is presently developing products based on this new technology, and prototypes are presently under evaluation by potential customers. The potential of this technology is substantial, which is why we are investing about $400,000 per quarter even when cash is tight.

8. The private placement we completed in February 2002 was very successful, raising $6.5 million in new equity funds, and converting the $2.5 million Big Beaver bridge loans into equity. This has provided the financial resources to sustain operations for the future. We have a strong new shareholder in Special Situations Funds, an increased commitment from MicroCapital, and a major increased commitment from Big Beaver LLC (the investment company of which I am a member).

9. We strengthened our Board with the addition of Francois Castaing, a senior and widely-respected, retired Chrysler executive.

I will resist the temptation to add a tenth point for symmetry and close this letter with my appreciation for your past and continued support for Amerigon as investors and shareholders.

Sincerely,

O. B. Marx III

O. B. Marx, III
Chief Executive Officer

Certain matters discussed in this letter, including projected shipments and revenues of CCS units, cost reductions, profit margins, and cash flows, and the number of future launches on automotive programs, are forward-looking statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. For a description of the primary risks associated with our business, please see our Securities and Exchange Commission filings and reports, including the enclosed Form 10-K for the year ended December 31, 2001.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-21810

AMERIGON INCORPORATED

(Exact name of registrant as specified in its charter)

California	95-4318554
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5462 Irwindale Avenue, Irwindale, CA	91706-2058
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (626) 815-7400

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

Class A Warrants

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the average bid and asked prices of such stock as of March 7, 2002, was $16,959,480. (For purposes of this computation, the registrant has excluded the market value of all shares of its Common Stock reported as being beneficially owned by executive officers and directors of the registrant; such exclusion shall not be deemed to constitute an admission that any such person is an "affiliate" of the registrant). As of March 7, 2002, the registrant had 10,771,230 of its shares of its common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's definitive proxy statement for its 2002 Annual Meeting of Shareholders to be filed with the Commission within 120 days after the close of the registrant's fiscal year are incorporated by reference into Part III.

TABLE OF CONTENTS

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AMERIGON INCORPORATED

ITEM 1. BUSINESS

General

We design, develop, market and manufacture proprietary high technology electronic systems for sale to automobile and truck original equipment manufacturers. In 2001, we completed our second full year of producing and selling our Climate Control Seat™ ("CCS™") product, which provides year-round comfort by providing both heating and cooling to seat occupants. Since we started commercial production, we have shipped more than 200,000 units of our CCS product through 2001 to three customers, Johnson Controls, Inc., Lear Corporation and NHK Spring Company, Ltd. Johnson Controls supplies the Lincoln Mercury division of Ford Motor Company with our CCS product for installation in the Lincoln Navigator sports utility vehicles, while NHK supplies our CCS product to Toyota Motor Corporation for use in the Lexus LS 430 and Toyota Celsior luxury automobiles. We began shipments to Lear in November 2001 for the Lincoln Blackwood luxury utility vehicle, where our CCS product is a standard feature (100% installation) for the first time.

We were incorporated in California in 1991 and originally focused our efforts on developing electric vehicles and high technology automotive systems. Because the electric vehicle market did not develop as rapidly as anticipated, we are now focusing our efforts on our CCS product, our only commercial product at the present time.

Business Strategy

Our strategy is to build upon our existing relationships with automobile manufacturers and their suppliers and to become the leading provider of climate-controlled seating to the automotive marketplace. Our strategy includes the following key elements:

- Continuing to encourage automobile manufacturers to specify that their seat suppliers install our CCS product
- Working with first tier seat suppliers to offer our product to their customers
- Completing development of the next generation of the CCS technology
- Increasing global penetration with automotive companies
- Continuing to expand our intellectual property

Products

Climate Control Seat

Our CCS product utilizes exclusive licensed and patented technology, as well as three of our own patents, on a variable temperature seat climate control system to enhance the comfort of vehicle passengers. We have an additional patent pending for further improvements we have made to the CCS technology. Our CCS product uses one or more solid-state thermoelectric devices, which generate heating or cooling depending upon the polarity of the current applied to the device.

A thermoelectric device is the heart of a compact heat pump built by us for use in our CCS product. Air is forced through the heat pump and thermally conditioned in response to switch input from the seat occupant. The conditioned air circulates by a specially designed fan through ducts in the seat cushion and seat back, so that the surface can be heated or cooled. Each seat has individual electronic controls to adjust the level of heating or cooling. Our CCS product substantially improves comfort from conventional air conditioners by focusing the cooling directly on the passenger through the seat, rather than waiting until ambient air cools the seat surface behind the passenger.

Our CCS product has reached the stage where it can be mass-produced for a particular automobile manufacturer. Since each vehicle model's seats are not the same, we must tailor the CCS components to meet each seat design. In the past three years, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. If a manufacturer wishes to integrate our CCS product into a seat, it provides us with automotive seats to be modified so that we can install a unit in a prototype. The seat is then returned to the manufacturer for evaluation and testing. If the manufacturer accepts our CCS product, a program can then be launched for a particular model on a production basis, but it normally takes one to two years from the time a manufacturer decides to include our CCS product in a vehicle model to actual volume production for that vehicle. During this process, we derive minimal funding from prototype sales but generally obtain no significant revenue until mass production begins. We have active development programs on over twenty vehicle platforms, although we cannot be certain that our CCS product will be implemented on all of these vehicles.

In March 2000, we entered into an agreement with Ford Motor Company, which gives us the exclusive right to supply our CCS product to Ford's first tier suppliers for installation in Ford, Lincoln and Mercury branded vehicles produced and sold in North America (other than Ford-branded vehicles produced by AutoAlliance International, Inc.) through December 31, 2004. Ford is not obligated to purchase any CCS units, however, under the agreement.

We currently supply our CCS product to the following automobile manufacturers and seat suppliers:

Vehicle	Seat Supplier	Number of Units Sold in 2001	Program Started
Lexus LS 430/ Toyota Celsior luxury sedan	NHK	56,160	June 2001
Lincoln Navigator sports utility vehicle	Johnson Controls	41,292	Nov 1999
Lincoln Blackwood luxury utility vehicle	Lear	1,695	Nov 2001

In January 2002, we announced that our CCS product would be available as an option in the newly-designed 2003 model year Ford Expedition sport utility vehicle. We expect to commence product shipments to Lear for installation in the 2003 Ford Expedition in March 2002, which will be available at dealer showrooms in early summer 2002. We are working with many other automotive manufacturers and their seat suppliers to have our CCS product included in other models commencing with the 2003 model year and beyond.

Discontinued Products

We were founded in 1991 to focus on advanced automotive technologies, including electric vehicles. We suspended funding the electric vehicle program in August 1998. During 2000, we had another product under development, the AmeriGuard™ radar-based speed and distance sensor system, designed to alert drivers to the presence of objects near the vehicle. We decided to cease funding the development of AmeriGuard in December 2000 to focus our resources on marketing of the CCS product and developing the next generation CCS device.

Research and Development

Our research and development activities are an essential component of our efforts to develop products for introduction in the marketplace. Our research and development activities are expensed as incurred. These expenses include direct expenses for wages, materials and services associated with the development of our products and reimbursements from customers. Research and development expenses do not include any portion of general and administrative expenses.

We continue to do additional research and development to advance the design of the CCS product with the goal of making the unit less complex, easier to package and less expensive to manufacture and install. There can be no assurance that this development program will result in improved products. A broad patent has been approved, but not yet been issued, for the next-generation of our CCS product.

Research and development expenses for our CCS technology include not only development of next generation technologies but also application engineering (meaning engineering to adapt CCS components to meet the design criteria of a particular vehicle's seat and electrical system). Vehicle seats are not the same and each has different configuration requirements. Any related reimbursements for the costs incurred in this adaptation process are accounted for as a credit to research and development expense.

In May 2001, we formalized our research and development subsidiary, BSST LLC, to develop much more efficient thermoelectric devices and products using the improved technology. The limitation on applications for thermoelectrics has been their relatively poor efficiency. We believe that, through a combination of proprietary methods for improving thermoelectric efficiency and improved thermoelectric materials, there are substantial prospects for the design and development of innovative thermoelectric systems in applications outside of our present product line.

We are constructing test systems to demonstrate performance and to develop a comprehensive knowledge of the technology as applied to various potential market sectors beyond the automotive industry, such as temperature control and power generation. Ultimately we believe the potential exists for solid state (thermoelectric) air conditioners to be developed that replace traditional systems, which use compressors, R134a and other gases. Our objective is that our unique technology will occupy an important place in this value chain.

The net amounts spent for research and development activities in 2001, 2000 and 1999 were $3,836,000, $4,099,000 and $3,721,000, respectively. Also included in research and development are expenses associated with BSST of $991,000 for 2001, and nil for 2000 and 1999, respectively. Because of changing levels of research and development activity, our research and development expenses fluctuate from period to period.

Marketing, Customers and Sales

We are a second-tier supplier to automobile and truck manufacturers. As such, we focus our marketing efforts on automobile and truck manufacturers and their first-tier suppliers. We have not and do not expect to market directly to consumers. For our CCS product, our strategy has been to convince the major automobile companies that our CCS product is an attractive feature that will meet with consumer acceptance and has favorable economics, including high profitability to the manufacturers. The manufacturers will then direct us to work with their seat supplier to incorporate our CCS product into future seat designs. We also market directly to the major domestic and foreign automotive seat suppliers. The CCS products we sell are affected by the levels of new vehicle sales and the general business conditions in the automotive industry.

For our most recent fiscal year, our revenues to NHK, Johnson Controls, and Lear were $3,578,000, $2,740,000, and $118,000, representing 55.5%, 42.5%, and 1.8% of total revenues, respectively.

Initial customer response to our CCS product has been positive. During 2000, we engaged an independent polling firm to poll a sample of Lincoln Navigator owners, some with our CCS product and some without. Results showed that customer satisfaction with our CCS product was high and that most owners with CCS product would purchase it as an option in the future.

Replacing the traditional seat heater, our CCS product is currently offered as an optional feature on the Lincoln Navigator, Lexus LS 430, and Toyota Celsior and as a standard feature on the Lincoln Blackwood. In January 2002, our CCS product was selected for installation in the 2003 Ford Expedition. Approximately 29,500 Lincoln Navigators and 180,000 Ford Expeditions were produced in the 2001 calendar year.

Outsourcing, Contractors and Suppliers

We currently have limited manufacturing capacity for CCS products. To date, we have been engaged in manufacturing in California for two years, producing moderate quantities. We are outsourcing production to lower-cost countries in order to be price competitive and expand our market beyond the luxury vehicle segment.

We rely on various vendors and suppliers for the components of our products. We expect that we will procure these components through purchase orders with no guaranteed supply arrangements. While we believe that there are a number of alternative sources for most of these components, certain components, including thermoelectric devices, are only available from a limited number of suppliers. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business and operations.

In March 2001, we entered into a manufacturing and supply agreement with Ferrotec Corporation, a Tokyo-based manufacturer. In exchange for a $2.0 million fee, we granted Ferrotec the exclusive right to manufacture CCS products for ultimate distribution to our customers within certain Asian countries subject to Ferrotec's obligation to be competitive in all important supplier attributes. The region includes China, Japan, Taiwan, Korea, India, Thailand, Vietnam, Malaysia, Indonesia and the Philippines. The initial term of the agreement began April 1, 2001 and expires on April 1, 2011. The $2.0 million fee is being amortized on a straight-line basis over the term of the agreement and is recorded as an offset to cost of sales.

Proprietary Rights and Patents

We have adopted a policy of seeking to obtain, where practical, the exclusive rights to use technology related to our products through patents or licenses for proprietary technologies or processes. We have historically acquired developed technologies through licenses and joint development contracts in order to optimize our expenditure of capital and time, and sought to adapt and commercialize such technologies in automotive products, which were suitable for mass production. We also developed technologies or furthered the development of acquired technologies through internal research and development efforts by our engineers.

We currently have one license arrangement for our CCS product. Feher Design, Inc. has granted to us an exclusive worldwide license to use specific CCS technologies covered by three patents held by Feher. The license with respect to technology subject to a Feher patent expires upon the expiration of the Feher patent covering the relevant technology. The first of these three patents expires on November 17, 2008. In addition to the aforementioned license rights to the CCS technology, we hold three issued patents on a variable temperature seat climate control system. In addition, we jointly own seven patents and/or patent applications with Honda Motor Co. We are aware that an unrelated party filed a patent application in Japan on March 30, 1992 with respect to technology similar to the CCS technology. However, to date, this application remains subject to examination, and therefore, no patent has been issued to the party filing such application. If such patent were to issue and be upheld, it could have a material adverse effect upon our intellectual property position in Japan.

The enactment of the legislation implementing the General Agreement on Trade and Tariffs has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of 17 years from the date of grant. The new term of a U.S. patent will commence on the date of issuance and terminate 20 years from the earliest effective filing date of the application. Because the time from filing to issuance of an automotive technology patent application is often more than three years, a 20-year term from the effective date of filing may result in a substantially shortened term of patent protection, which may adversely impact our patent position. If this change results in a shorter period of patent coverage, our business could be adversely affected to the extent that the duration and/or level of the royalties we may be entitled to receive from a collaborative partner, if any, is based on the existence of a valid patent.

Competition

The automotive components and systems business is highly competitive. We may experience competition directly from automobile manufacturers or other major suppliers, most of which have the capability to manufacture competing products. Many of our existing and potential competitors have considerably greater financial and other resources than we do, including, but not limited to, an established customer base, greater research and development capability, established manufacturing capability and greater marketing and sales resources. We also compete indirectly with related products that do not offer equivalent features to our products, but can substitute for our products, such as heated and ventilated seats. We believe that our products will compete on the basis of performance , quality, and price.

We are not aware of any competitors that are presently offering systems for both active heating and cooling of automotive car seats, although substantial competition exists for the supply of heated-only seats and several companies are offering a product that circulates ambient air through a seat without active cooling. In addition, Mercedes Benz and Saab offer options on certain new models that combine heated seats with circulation of ambient air. It is possible that competitors will be able to expand or modify their current products by adding a cooling function to their seats based upon a technology not covered by patented technology we own or license. Our CCS product competes indirectly with alternative methods of providing passenger climate control in a vehicle such as heating and air conditioning systems, which are currently available for almost all vehicles.

Financial Information About Industry Segments and Geographic Areas

Our business segment and geographic areas information is incorporated herein by reference from Note 17 of our financial statements and related financial information indexed on page F-1 of this report and incorporated by reference into this report.

Employees

As of December 31, 2001, we had 62 employees and three outside contractors. None of our employees are subject to collective bargaining agreements. We consider our employee relations to be satisfactory.

Risk Factors

This Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in this section, "Item 1 Business," "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other places in this Report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth below.

Risks Relating to our Business

We are only in the early stage of commercialization and marketing of our products and our sales may not significantly increase

Although we began operations in 1991, we have only engaged in the commercial manufacturing and marketing of our products since 1999. In December 1997, we received our first production orders for our CCS product, but shipments of production units in 1998 were very small. We had product revenues of $6,447,000 in 2001, $6,886,000 in 2000 and $336,000 in 1999. In 1998, we were selected by Ford to supply our CCS product to Johnson Controls for installation in the 2000 model year Lincoln Navigator and our CCS product was selected by the Toyota Motor Corporation to supply NHK for installation in the 2001 model year Lexus LS 430 and Toyota Celsior luxury automobiles. Our CCS product is currently being offered as an optional feature on these vehicles. There can be no assurance that sales will significantly increase or that we will become profitable.

We have incurred substantial operating losses since our inception and we are continuing to incur losses

We have incurred substantial operating losses since our inception. We had operating losses of $7,387,000 in 2001, $9,575,000 in 2000 and $7,644,000 in 1999. As of December 31, 2001, we had accumulated deficits since inception of $62,845,000. Our accumulated deficits are attributable to the historical costs of developmental and other start-up activities, including the industrial design, development and marketing of discontinued products and a significant loss incurred on a major electric vehicle development contract.

Thus, approximately $33.0 million of our accumulated deficit arose from past efforts in electric vehicles, integrated voice technology or radar, all discontinued products as of December 31, 2001. We have been in production of the CCS product for approximately 26 months and have fixed operating costs that can only be absorbed by higher volumes. Our breakeven point is considerably above our current production levels. As a result, we expect to incur significant losses in the near term, although we expect to generate operating profit in the fourth quarter of 2002. We will not be able to achieve a quarterly operating profit by year-end unless we are successful in significantly increasing our CCS product revenues by year-end.

We have suffered net losses of $7,691,000, $11,274,000 and $7,575,000 and we have used cash in operating activities of $6,677,000, $9,370,000 and $7,491,000 in 2001, 2000 and 1999, respectively.

We have funded our financial needs from inception primarily through net proceeds received through our initial public offering as well as other equity and debt financing. At December 31, 2001, we had cash and cash equivalents of $456,000 and working capital deficit of $839,000. Based on our current operating plan, we believe cash at December 31, 2001 along with the net proceeds from our February 2002 private placement will be sufficient to meet our operating needs through the end of 2002.

The completion of our February 2002 private placement may have resulted in an "ownership change" of the Company under Section 382 of the Internal Revenue Code. As a result, the amount of our future annual income that may be offset by our prior net losses may be limited. This limit may be equal to our equity value on the change date multiplied by a "long term tax-exempt rate" which was 5.01% as of the change date.

Our ability to market our products successfully depends on acceptance of our product by automotive manufacturers and consumers

We have engaged in a lengthy development process on our CCS product which involved developing a prototype for proof of concept and then adapting the basic system to actual seats provided by various automotive manufacturers and their seat suppliers. In the past three years, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. As a result of this process, we have been selected by a number of automotive manufacturers to supply a number of current vehicles.

Our ability to market our CCS product successfully depends upon the willingness of automobile manufacturers to incur the substantial expense involved in the purchase and installation of our products and systems, and, ultimately, upon the acceptance of our product by consumers. Automobile manufacturers may be reluctant to purchase key components from a small, development stage company with limited financial and other resources. Our success depends upon the acceptance of our CCS product by automotive manufacturers, and ultimately, the automobile consumer. No assurances can be made that either automotive manufacturers or consumers will accept our CCS product.

We commenced initial production shipments to Johnson Controls for Ford in late November 1999. We are working with many other automotive manufacturers and their seat suppliers in an effort to have the CCS product included in other models commencing with the 2003 model year and beyond. We currently have active development programs on over twenty vehicle platforms, but no assurance can be given that our CCS product will be implemented in all of these vehicles. While we have the only actively-cooled seat available, competitors are introducing ventilated seats, which provide some of the cooled-seat attributes and are very price competitive with our CCS product. Additionally, heat only devices are readily available from our competitors.

We may need additional financing in the future

We have experienced negative cash flow from operations since our inception and have expended, and expect to continue to expend, substantial funds to continue our development and marketing efforts. We have not generated and do not expect to generate in the near future sufficient revenues from the sales of our principal products to cover our operating expenses. We had negative cash flows from operations of $6,677,000 in 2001, $9,370,000 in 2000 and $7,491,000 in 1999.

On February 25, 2002, we completed the sale of 4,333,368 shares of common stock and warrants to purchase 2,166,684 shares of common stock in a private placement to selected institutional and accredited investors, resulting in gross proceeds of $6,500,052. The $6,500,052 excludes $2,580,903 representing the principal amount of a bridge loan and accrued interest on that loan, which was exchanged by the holder for 1,720,602 shares of common stock and warrants to purchase 860,301 shares of common stock. The warrants issued in the private placement have an exercise price of $2.00 per share and expire on February 25, 2007.

Based on our current plans, we believe that the net funds raised with the February 2002 private placement will be sufficient to meet our operating needs until at least the end of 2002. The actual funds that we will need to operate during this period will be determined by many factors, some of which are beyond our control, and lower than anticipated sales of our products or higher than anticipated expenses could require us to need additional financing sooner.

The disruption or loss of relationships with vendors and suppliers for the components for our products could materially adversely affect our business

Our ability to market and manufacture our products successfully is dependent on relationships with both third party vendors and suppliers. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including thermoelectric devices, are only available from a limited number of suppliers. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from suppliers.

The planned outsourcing of production entails risks of production interruption and unexpected costs

To date, we have been engaged in manufacturing in California for two years, producing moderate quantities. We are outsourcing production to lower-cost countries in order to be price competitive and expand our market beyond the luxury vehicle segment. The shift of production for North America to a supplier plant in Chihuahua, Mexico in the first quarter of 2002 entails risk of production interruption and unexpected costs. Similar risks exist for planned production shifts to China for Asian production later in 2002.

Automobile manufacturers demand on-time delivery of quality products, and some have required the payment of substantial financial penalties for failure to deliver components to their plants on a timely basis. Such penalties, as well as costs to avoid them, such as working overtime and overnight air freighting parts that normally are shipped by other less expensive means of transportation, could have a material adverse effect on our business and financial condition. Moreover, the inability to meet demand for our products on a timely basis would materially adversely affect our reputation and prospects.

We are not sure we will be able to persuade potential customers of the merits of our products and justify their costs to increase our sales

Because of the sophisticated nature and early stage of development of our products, we will be required to educate potential customers and demonstrate that the merits of our products justify the costs associated with such products. We have relied on, and will continue to rely on, automobile manufacturers and their dealer networks to market our products. The success of any such relationship will depend in part on the other party's own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and/or marketed by any such party. There can be no assurance that we will be able to continue to market our products properly so as to generate meaningful product sales increases.

The sales cycle for our products is lengthy and the lengthy cycle impedes growth in our sales

The sales cycle in the automotive components industry is lengthy and can be as long as five years or more for products that must be designed into a vehicle, because some companies take that long to design and develop a vehicle. Even when selling parts that are neither safety-critical nor highly integrated into the vehicle, there are still many stages that an automotive supply company must go through before achieving commercial sales. The sales cycle is lengthy because an automobile manufacturer must develop a high degree of assurance that the products it buys will meet customer needs, interface as easily as possible with the other parts of a vehicle and with the automobile manufacturer's production and assembly process, and have minimal warranty, safety and service problems. As a result, from the time that a manufacturer develops a strong interest in our CCS product, it normally will take several years before our CCS product is available to consumers in that manufacturer's vehicles.

In the automotive components industry, products typically proceed through five stages of research and development. Initial research on the product concept comes first, to assess its technical feasibility and economic costs and benefits. This stage often includes development of an internal prototype for the component supplier's own evaluation. If the product appears feasible, the component supplier manufactures a functioning prototype to demonstrate and test the product's features. These prototypes are then marketed and sold to automotive companies for testing and evaluation. If an automobile manufacturer shows interest in the product, it typically works with the component supplier to refine the product, then purchases second and subsequent generation engineering prototypes for further evaluation. Finally, the automobile manufacturer either decides to purchase the component for a production vehicle or terminates the program.

The time required to progress through these five stages to commercialization varies widely. Generally, the more a component must be integrated with other vehicle systems, the longer the process takes. Further, products that are installed by the factory usually require extra time for evaluation because other vehicle systems are affected, and a decision to introduce the product into the vehicle is not easily reversed. Because our CCS product affects other vehicle systems and is a factory-installed item, the process takes a significant amount of time to commercialization.

Our industry is subject to intense competition and our products may be rendered obsolete by future technological developments in the industry

The automotive component industry is subject to intense competition. Virtually all of our competitors are substantially larger in size, have substantially greater financial, marketing and other resources than we do, and have more extensive experience and records of successful operations than we do. Several competitors have introduced ventilated seats in an effort to respond to our proprietary cooled seat technology. Competition extends to attracting and retaining qualified technical and marketing personnel. There can be no assurance that we will successfully differentiate our products from those of our competitors, that the marketplace will consider our current or proposed products to be superior or even comparable to those of our competitors, or that we can succeed in establishing relationships with automobile manufacturers. Furthermore, no assurance can be given that competitive pressures we face will not adversely affect our financial performance.

Due to the rapid pace of technological change, as with any technology-based product, our products may even be rendered obsolete by future developments in the industry. Our competitive position would be adversely affected if we were unable to anticipate such future developments and obtain access to the new technology.

Any failure to protect our intellectual property could harm our business and competitive position

As of December 31, 2001, we owned seven U.S. patents and had four U.S. patents pending and our subsidiary BSST had six U.S. patents pending. We were also licensees of three patents and joint owners with Honda Motor Co. of two U.S. patents and five Japanese patent applications. We also owned five foreign patents and had sixteen foreign patent applications pending. We believe that patents and proprietary rights have been and will continue to be very important in enabling us to compete. There can be no assurance that any new patents will be granted or that our or our licensors' patents and proprietary rights will not be challenged or circumvented or will provide us with meaningful competitive advantages or that pending patent applications will issue.

Furthermore, there can be no assurance that others will not independently develop similar products or will not design around any patents that have been or may be issued to our licensors or us. Failure to obtain patents in certain foreign countries may materially adversely affect our ability to compete effectively in certain international markets. We are aware that an unrelated party filed a patent application in Japan on March 30, 1992, with respect to technology similar to our CCS technology. We hold current and future rights to licensed technology through licensing agreements requiring the payment of minimum royalties and must continue to comply with those licensing agreements. Failure to do so or loss of such agreements could materially and adversely affect our business.

Because of rapid technological developments in the automotive industry and the competitive nature of the market, the patent position of any component manufacturer is subject to uncertainties and may involve complex legal and factual issues. Consequently, although we either own or have licenses to certain patents, and are currently processing several additional patent applications, it is possible that no patents will issue from any pending applications or that claims allowed in any existing or future patents issued or licensed to us will be challenged, invalidated, or circumvented, or that any rights granted thereunder will not provide us adequate protection. There is an additional risk that we may be required to participate in interference proceedings to determine the priority of inventions or may be required to commence litigation to protect our rights, which could result in substantial costs.

Our products may conflict with patents that have been or may be granted to competitors or others

Other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of our products for allegedly conflicting with patents held by them. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on our business. In addition, if we become involved in litigation, it could consume a substantial portion of our time and resources. However, we have not received any notice that our products infringe on the proprietary rights of third parties.

We rely on trade secret protection through confidentiality agreements and the agreements could be breached

We also rely on trade secrets that we seek to protect, in part, through confidentiality and non-disclosure agreements with employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel. Additionally, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

Our customers typically reserve the right unilaterally to cancel contracts or reduce prices, and the exercise of such right could reduce or eliminate any financial benefit to us anticipated from such contract

Automotive customers typically reserve the right unilaterally to cancel contracts completely or to require unilateral price reductions. Although they generally reimburse companies for actual out-of-pocket costs incurred with respect to the particular contract up to the point of cancellation, these reimbursements typically do not cover costs associated with acquiring general purpose assets such as facilities and capital equipment, and may be subject to negotiation and substantial delays in receipt by us. Any unilateral cancellation of, or price reduction with respect to, any contract that we may obtain could reduce or eliminate any financial benefits anticipated from such contract and could have a material adverse effect on our financial condition and results of operations.

Our success will depend in large part on retaining key personnel, which may be affected by the planned relocation of our corporate offices

Our success will depend to a large extent upon the continued contributions of key personnel. The loss of the services of Dr. Lon E. Bell, the head of BSST LLC, our research and development subsidiary, would have a material adverse effect on the success of Amerigon. We have obtained key-person life insurance coverage in the amount of $2,000,000 on the life of Dr. Bell.

Our success will also depend, in part, upon our ability to retain qualified engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel.

By December 2002, we will relocate our corporate offices to the Detroit area while technical development will remain in Southern California. With this move, key personnel not willing to relocate will need to be replaced and we may not be successful in recruiting or retaining sufficient qualified personnel. Also, close coordination between our Detroit corporate offices and our Southern California team will be required.

Our reliance on outside major contractors may impair our ability to complete certain projects and manufacture products on a timely basis

We have in the past engaged certain outside contractors to perform product assembly and other production functions for us, and we anticipate that we may desire to engage contractors for such purposes in the future. We believe that there are a number of outside contractors that provide services of the kind that have been used by us in the past and that we may desire to use in the future. However, no assurance can be given that any such contractors would agree to work for us on terms acceptable to us or at all. Our inability to engage outside contractors on acceptable terms or at all would impair our ability to complete any development and/or manufacturing contracts for which outside contractors' services may be needed. Moreover, our reliance upon third party contractors for certain production functions will reduce our control over the manufacture of our products and will make us dependent in part upon such third parties to deliver our products in a timely manner, with satisfactory quality controls and on a competitive basis.

Our business exposes us to potential product liability risks

Our business will expose us to potential product liability risks which are inherent in the manufacturing, marketing and sale of automotive components. In particular, there may be substantial warranty and liability risks associated with our products. If available, product liability insurance generally is expensive. While we presently have $6,000,000 of product liability coverage with an additional $2,000,000 in product recall coverage, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms with respect to other products we may develop, or that any insurance obtained will provide adequate protection against any potential liabilities. When and if high volume production begins, we may elect to purchase additional insurance coverage. This is expected to occur with the current policy renewal period of May 1, 2002. In the event of a successful claim against us, a lack or insufficiency of insurance coverage could have a material adverse effect on our business and operations.

Because many of the largest automotive manufacturers are located in foreign countries, our business is subject to the risks associated with foreign sales

Many of the world's largest automotive manufacturers are located in foreign countries. Accordingly, our business is subject to many of the risks of international operations, including governmental controls, tariff restrictions, foreign currency fluctuations and currency control regulations. However, historically, substantially all of our sales to foreign countries have been denominated in U.S. dollars. As such, our historical net exposure to foreign currency fluctuations has not been material. No assurance can be given that future contracts will be denominated in U.S. dollars, however.

Our use of contractors located in foreign countries will subject us to the risks of international operations

Furthermore, we are engaging contractors located in foreign countries. Accordingly, we will be subject to all of the risks inherent in international operations, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other factors which could have an adverse effect on our business.

Risks Relating to Share Ownership

Our significant shareholders control the company

Big Beaver Investments LLC and Westar Capital II LLC each own 4,500 shares of Series A Preferred Stock, which are convertible into common stock at an initial conversion price of $1.675 per common share. On February 25, 2002, we entered into a separate agreement with Big Beaver pursuant to which it acquired an additional 1,720,602 shares of common stock and warrants to purchase an additional 860,301 shares of common stock at a price of $2.00 per share. Big Beaver and Westar Capital have the right to elect a majority of our directors as well as preemptive rights on future financings, so as to maintain their percentage ownership and have registration rights. Based upon the terms of the Series A Preferred Stock, Big Beaver and Westar Capital together in the aggregate held approximately 46% of our common equity (on an as converted basis, excluding options and warrants), as of February 28, 2002.

Our quarterly results may fluctuate significantly, and our small public "float" adversely affects liquidity of our common stock and stock price

Our quarterly operating results may fluctuate significantly in the future due to such factors as acceptance of our product by automotive manufacturers and consumers, timing of our product introductions, availability and pricing of components from third parties, competition, timing of orders, foreign currency exchange rates, technological changes and economic conditions generally. Broad market fluctuations in the stock markets can, obviously, adversely affect the market price of our common stock. In addition, failure to meet or exceed analysts' expectations of financial performance may result in immediate and significant price and volume fluctuations in our common stock.

Without a significantly larger number of shares available for trading by the public, or public "float," our common stock is less liquid than stocks with broader public ownership, and as a result, trading prices of the common stock may significantly fluctuate and certain institutional investors may be unwilling to invest in such a thinly traded security.

We have anti-takeover defenses that could make it more difficult for a third party to acquire a majority of our outstanding voting stock

The Series A Preferred Stock, which is outstanding, confers upon its holders the right to elect five of seven members of the Board of Directors. In addition, the Series A Preferred Stock will vote together with the shares of common stock on any other matter submitted to shareholders. As of December 31, 2001, the holders of the Series A Preferred Stock had approximately 56% of our voting shares and had the ability to approve or prevent any subsequent change of control.

In addition, our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Future sales of eligible shares may lower the price of our common stock

On February 25, 2002, we completed the sale of 4,333,368 shares of common stock and warrants to purchase 2,166,684 shares of common stock in a private placement to selected institutional and accredited investors, resulting in gross proceeds of $6,500,052. The $6,500,052 excludes $2,580,903 representing the principal amount of a bridge loan and accrued interest on that loan, which was exchanged by the holder for 1,720,602 shares of common stock and warrants to purchase 860,301 shares of common stock. As partial compensation for services rendered in the private placement, Roth Capital Partners, LLC, was granted a warrant to purchase up to 550,005 shares of our common stock. The warrants issued in the private placement have an exercise price of $2.00 per share and expire on February 25, 2007. Although the shares issued in the private placement are restricted under the Securities Act, we have agreed that, on or before March 27, 2002, we will file with the Securities and Exchange Commission a registration statement under the Securities Act to permit the resale of the common stock issued in the private placement (including those shares issuable upon exercise of the warrants). The shares will become eligible for resale when the Securities and Exchange Commission declares the registration statement effective.

In March 2001, Ferrotec acquired 200,000 restricted shares of our common stock. The subscription agreement grants Ferrotec demand registration rights beginning one year from the closing of the subscription agreement and piggy-back registration rights if we propose to register any securities before then.

Our Series A Preferred Stock is convertible into 5,373,134 shares of common stock and the holders thereof possess demand and piggyback registration rights.

As part of the agreement with Ford dated March 2000, we granted warrants to Ford exercisable for our common stock. Warrants for the right to purchase 108,000 shares of common stock at an exercise price of $2.75 per share were issued and fully vested in 2000. Additional warrants will be granted and vested based upon purchases by Ford of a specified number of CCS units throughout the length of the agreement. If Ford achieves all of the incentive levels required under the agreement, warrants will be granted and vested for an additional 1,300,000 shares of common stock.

Employees and directors (who are not deemed affiliates) hold options to buy 830,622 shares of common stock at December 31, 2001. We may issue options to purchase up to an additional 579,158 shares of common stock at December 31, 2001 under our stock option plans. The common stock to be issued upon exercise of these options, has been registered, and therefore, may be freely sold when issued. As of February 28, 2002, we also have outstanding additional warrants to buy 867,309 shares of common stock with exercise prices ranging from $1.15 to $5.30 and have expiration dates ranging from November 6, 2003 to March 27, 2007.

Future sales of the shares described above could depress the market price of our common stock.

We do not anticipate paying dividends on our common stock

We have never paid any cash dividends on our common stock and do not anticipate paying dividends in the near future.

Delisting from an active trading market may adversely affect the liquidity and trading price of our common stock

Although our common stock is quoted on The Nasdaq SmallCap Market, there can be no assurance that we now, or in the future will be able to, meet all requirements for continued quotation thereon. In November 2001, we were informed by Nasdaq that it was reviewing our eligibility for continued listing on The Nasdaq SmallCap Market. Effective November 1, 2002, we will also need to comply with a Nasdaq requirement requiring the maintenance of a minimum stockholders' equity of $2,500,000. In the absence of an active trading market or if our common stock cannot be traded on The Nasdaq SmallCap Market, our common stock could instead be traded on secondary exchanges, such as the OTC Bulletin Board. In such event, the liquidity and trading price of our common stock in the secondary market may be adversely affected. In addition, if our common stock is delisted, broker-dealers have certain regulatory burdens imposed on them which may discourage broker-dealers from effecting transactions in our common stock, further limiting the liquidity thereof.

ITEM 2. PROPERTIES

We maintain our corporate headquarters, manufacturing and research and development facilities in leased space of approximately 40,000 square feet in Irwindale, California. Our lease expires December 31, 2002. The current monthly rent under the lease is approximately $20,000. We have other leased offices in Dearborn, Michigan, Germany and Japan, which collectively cost approximately $15,000 per month. We believe that these facilities are adequate for their present requirements, except for Dearborn, which will be expanded.

ITEM 3. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of our business, but there is no current pending litigation to which we are a party.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock trades on The Nasdaq SmallCap Market under the symbol ARGN. The following table sets forth the high and low bid prices for our common stock as reported on The Nasdaq SmallCap Market for each quarterly period from January 1, 2000 through December 31, 2001. Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
2000		
1st Quarter	25.50	2.50
2nd Quarter	15.00	7.25
3rd Quarter	9.00	5.00
4th Quarter	5.13	1.81
2001		
1st Quarter	3.63	1.56
2nd Quarter	4.70	1.95
3rd Quarter	3.23	1.20
4th Quarter	2.46	0.70

As of March 15, 2002, there were approximately 225 holders of record of our common stock (not including beneficial owners holding shares in nominee accounts). The closing bid price of our common stock on March 15, 2002 was $3.49 per share. We have not paid any cash dividends since formation and we do not expect to pay any cash dividends in the foreseeable future.

On February 25, 2002, we completed the sale of 4,333,368 shares of common stock and warrants to purchase 2,166,684 shares of common stock in a private placement to selected institutional and accredited investors, resulting in gross proceeds of $6,500,052. The $6,500,052 excludes $2,580,903 representing the principal amount of a bridge loan and accrued interest on that loan, which was exchanged by the holder for 1,720,602 shares of common stock and warrants to purchase 860,301 shares of common stock. The warrants issued in the private placement have an exercise price of $2.00 per share and expire on February 25, 2007.

The securities sold were exempt from registration under Section 4(2) and Regulation D of the Securities Act of 1933, as amended, for non-public offerings to accredited investors. The proceeds from the sale of securities will be used for working capital, product development and general corporate purposes.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31, (In thousands except per share data)				
	1997	1998	1999	2000	2001
Product revenues	$ —	$ 18	$ 336	$ 6,886	$ 6,447
Net loss	(5,417)	(7,704)	(7,575)	(11,274)	(7,691)
Net loss per basic and diluted share(1)	(3.08)	(4.03)	(8.29)	(3.43)	(1.66)
Accumulated deficit	(28,601)	(36,305)	(43,880)	(55,154)	(62,845)

	As of December 31, (In thousands)				
	1997	1998	1999	2000	2001
Working capital (deficit)	$ 8,826	$ 1,190	$ 1,481	$ 3,200	$ (839)
Total assets	10,568	2,644	3,721	8,745	5,836
Long term obligations and redeemable preferred stock	41	26	8,278	5	1,694
Capitalized lease obligations	41	65	27	12	5

(1) Numbers adjusted to give effect to the 1-for-5 reverse stock split that became effective on January 26, 1999. Our common stock began trading on the adjusted basis on The Nasdaq SmallCap Market on January 28, 1999.

Unaudited Quarterly Financial Data Schedule
For the Years Ended December 31, 2001 and 2000
(In thousands)

	For the three months ended,			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Net sales	$2,335	$1,117	$1,506	$1,489
Gross profit	300	247	226	224
Net loss	(1,823)	(1,742)	(1,786)	(2,340)
Basic and diluted net loss per share	$(0.41)	$(0.37)	$(0.38)	$(0.50)

	For the three months ended,			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Net sales	$ 954	$ 944	$1,779	$3,209
Gross profit	109	143	143	217
Loss before extraordinary item	(2,064)	(4,661)	(2,376)	(2,880)
Net loss	(2,064)	(3,954)	(2,376)	(2,880)
Basic and diluted net loss per share	$(1.08)	$(1.66)	$(0.54)	$(0.65)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our financial statements (and notes related thereto) and other more detailed financial information appearing elsewhere in this report.

Overview

We design, develop market and manufacture proprietary high technology electronic systems for sale to automobile and truck original equipment manufacturers. In 2001, we completed our second full year of producing and selling our CCS product, which provides year-round comfort by providing both heating and cooling to seat occupants. Since we started commercial production, we have shipped more than 200,000 units of our CCS product through 2001 to three customers, Johnson Controls, Lear and NHK. Johnson Controls supplies the Lincoln Mercury division of Ford with our CCS product for installation in the Lincoln Navigator, while NHK supplies our CCS product to Toyota for use in the Lexus LS 430 and Toyota Celsior luxury automobiles. We began shipments to Lear in November 2001 for the Lincoln Blackwood luxury utility vehicle, where our CCS product is a standard feature (100% installation) for the first time.

We operate as a supplier to the auto industry. Inherent in this market are costs and expenses well in advance of the receipt of orders (and resulting revenues) from customers. This is due in part to automotive manufacturers requiring the coordination and testing of proposed new components and sub-systems. Revenues from these expenditures may not be realized for two to three years as the manufacturers tend to group new components and enhancements into annual or every two to three year vehicle model introductions.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") recently issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note 3 in the Notes to the Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, the following policies could be deemed to be critical within the SEC definition.

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. These estimates and assumptions include, but are not limited to:

- Warranty reserves
- Allowances for doubtful accounts
- Inventory reserves

Revenue Recognition

We recognize revenue when persuasive evidence of a sale. This evidence includes proof that delivery of product has occurred or services have been rendered, the price of the product delivered or service performed has been fixed or determined with the acceptance of a customer purchase order, and collection of the receivable for the product or service is reasonably assured.

Provision for estimated future cost of warranty for product delivered is recorded when revenue is recognized. While we believe our warranty reserve is adequate and that the judgment applied is appropriate, such amount estimated to be due and payable could differ materially from what will actually transpire in the future.

Income Taxes

Our income taxes are determined under guidelines prescribed by SFAS No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, our deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and State tax rates. A valuation allowance is provided for the portion of net deferred tax assets when we consider it more likely than not that the asset will not be realized. Because of our net losses generated since inception, we have not recognized any of this net deferred tax asset. It is possible, however, that we could be profitable in the future at levels which may cause us to conclude that it is more likely than not that we will realize all or a portion of our accumulated net losses. Upon reaching such a conclusion, we would immediately record the estimated net realizable value of the deferred tax asset at that time.

Results of Operations Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Revenues were $6,447,000 in 2001 as compared with revenues of $6,886,000 in 2000. The decrease was due to a planned price reduction in 2001 for a design change to the CCS product installed on the Lincoln Navigator. The year ended 2001 marked our second year as an operating company producing and selling a commercial product. In 2000, we had two customers and three vehicle lines: Johnson Controls with the Lincoln Navigator and NHK with the Lexus LS 430 and Toyota Celsior. Late in 2001, we also began shipments to Lear for the Lincoln Blackwood.

Product Costs. Product costs decreased from $6,274,000 in 2000 to $5,450,000 in 2001. The decrease is due to the reduction of material, labor and freight expenses in 2001 from 2000 caused by the startup of production for the Navigator and Lexus product lines in 2000. Material, labor and freight expenses were $5,782,000 and $6,268,000 for 2001 and 2000, respectfully. In April 2001, the amortization of the Ferrotec manufacturing and supply agreement began. The amortization is an offset to product cost, with $150,000 and nil recorded for 2001 and 2000, respectively. We anticipate future product costs to increase in absolute dollars while decreasing as a percentage of revenue. Product costs include tooling costs and related reimbursements; net reimbursements of $203,000 and $34,000 were recorded for 2001 and 2000, respectively.

Research and Development Expenses. Research and development expenses decreased to $3,836,000 in 2001 from $4,099,000 in 2000. The change was caused by a decrease in salaries and benefits of $883,000 due to lower staffing in the CCS engineering departments and the discontinued staffing of the radar engineering department, along with a $371,000 decrease in overhead in 2001. These decreases were offset by $991,000 for research and development expense incurred by our subsidiary, BSST LLC in 2001.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $4,548,000 in 2001 compared to $6,088,000 in 2000. The change was due to a net decrease in salaries, bonuses and benefits of $850,000 and professional fees of $506,000. These decreases are slightly offset by the amortization of the deferred Ford value participation agreement benefit of $293,000 and $199,000 in 2001 and 2000, respectively (see Note 6 to the consolidated financial statements). We also experienced decreases in recruiting and general supplies of $174,000 and $102,000, respectively.

Interest Income. Net interest income in 2001 decreased to $54,000 due to lower cash levels. We also incurred interest expense of $377,000 in 2001 compared to $2,607,000 in 2000. The primary cause for this decrease was due to an interest charge of $226,000 in 2001 for the amortized debt discount associated with our 2001 bridge loan compared to a non-cash charge of $2,500,000 in 2000 relating to the beneficial conversion feature of 2000 bridge loan (see Note 7 to the consolidated financial statements). We also incurred $37,000 and $49,000 in interest as a result of the bridge loans in 2001 and 2000, respectively. Due to the consolidation of financial statements with our 90% owned subsidiary BSST LLC in 2001, we recognized a $19,000 adjustment to minority interest in 2001 (see Note 16 to the consolidated financial statements).

Results of Operations Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues. Revenues were $6,886,000 in 2000 as compared with revenues of $336,000 in 1999. The large increase was due to an increase in CCS units shipped from about 5,000 in 1999 to over 100,000 in 2000. The year 2000 marked our first full year as an operating company producing and selling a commercial product.

Product Costs. Product costs increased from $778,000 in 1999 to $6,274,000 in 2000. The increase is due to the much larger shipments of CCS product in 2000 compared to 1999. We experienced a positive gross margin of $612,000 in 2000 compared to a negative gross margin of $442,000 in 1999, due to fixed costs being spread over the higher production volume in 2000. Product costs include tooling costs and related reimbursements; net reimbursements of $34,000 and $184,000 were recorded for 2000 and 1999, respectively.

Research and Development Expenses. Research and development expenses increased to $4,099,000 in 2000 from $3,721,000 in 1999. The change was due to an increase in salaries and benefits of $530,000 due to higher staffing in the engineering departments, and a $373,000 increase in overhead. These increases were offset by a $348,000 decrease in consulting/temporary help and a $126,000 decrease in prototype costs (net of reimbursements). Consulting/temporary help was higher in 1999 due to expenditures on a consultant to the radar department and a greater reliance on temporary workers. The decrease in prototype costs is due to greater reimbursements in 2000 compared to 1999.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $6,088,000 in 2000 compared to $3,481,000 in 1999. The change was due to an increase in salaries, bonuses and benefits of $1,119,000, professional fees of $819,000, and amortization of the deferred Ford value participation agreement benefit of $199,000 (see Note 6 to the consolidated financial statements). We also experienced increases in travel and recruiting of $145,000 and $103,000, respectively. The increases in 2000 related to the launch of the CCS product on the Lincoln Navigator, Lexus LS 430, Toyota Celsior and Lincoln Blackwood vehicles.

Interest Income. Net interest income in 2000 increased to $201,000 due to cash provided by the sale of our common stock in June 2000 (see Note 8 to the consolidated financial statements). We also incurred interest expense of $2,607,000 in 2000. The primary cause was a non-cash interest charge of $2.5 million relating to the beneficial conversion feature of the bridge loan (see Note 7 to the consolidated financial statements). We also incurred $49,000 in bridge loan interest and $57,000 in amortized bridge loan discount.

Liquidity and Capital Resources

As of December 31, 2001, we had a working capital deficit of $839,000. As of December 31, 2001, our cash and cash equivalents decreased by $2,396,000 from $2,852,000 at December 31, 2000, primarily due to the cash used in operating activities of $6,677,000, which mainly reflected the net loss of $7,691,000. Investing activities used $714,000 in the purchase of manufacturing equipment and tooling for CCS production and the addition of restricted cash held by BSST LLC. Financing activities provided $4,995,000 due primarily to Ferrotec payments of $3,000,000 and bridge loan advances of $2,000,000.

On February 25, 2002, we completed the sale of 4,333,368 shares of common stock and warrants to purchase 2,166,684 shares of common stock in a private placement to selected institutional and accredited investors, resulting in gross proceeds of $6,500,052. The $6,500,052 excludes $2,580,903 representing the principal amount of a bridge loan and accrued interest on that loan, which was exchanged by the holder for 1,720,602 shares of common stock and warrants to purchase 860,301 shares of common stock. We agreed to file a registration statement relating to the resale of the securities offered in the private placement with the Securities and Exchange Commission as soon as reasonably practical and we are subject to monetary penalties in the event such registration statement is not filed by March 27, 2002 and declared effective by May 26, 2002 (June 10, 2002 if the SEC selects the registration statement for review).

In April 2001, we received a total of $3,000,000 from Ferrotec, consisting of a $2,000,000 fee in connection with a manufacturing and supply agreement and $1,000,000 for the purchase of restricted shares of our common stock.

On June 14, 2000, we completed a privately placed financing with accredited investors, pursuant to which we sold shares of our common stock for gross proceeds of $11,000,000. In addition, Westar and Big Beaver elected to convert $1,500,000 of the debt under an earlier bridge loan into shares of our common stock.

BSST LLC was established in August 2000 by Dr. Lon E. Bell, the founder of Amerigon. BSST is engaged in a research and product development effort to improve the efficiency of thermoelectric devices. In September 2000, we entered into an option agreement with BSST to purchase a 90% interest in BSST for an aggregate of $2,000,000 payable over time. We paid $150,000 to BSST for the option rights at that time. The original option agreement was amended to extend the termination date from January 31, 2001 to May 31, 2001, in exchange for additional option payments totaling $360,000. On May 31, 2001, we exercised our option by paying $400,000 to BSST. As of December 31, 2001, the Company had paid to BSST $1,369,000 and is required to pay an additional $631,000 in installments of no more than $133,333 in any month pursuant to the Option Agreement. In addition, we have, as the majority owner of BSST, certain funding obligations to BSST of up to $500,000 per year.

We expect to incur losses until we are selling units in the automotive market with appropriate volumes and margin. The production volumes that we presently expect for the Lincoln Navigator, Lincoln Blackwood, Lexus LS 430 and Toyota Celsior will not be sufficient to break even. The addition of the high-volume Ford Expedition, plus four to five new vehicle lines, is expected to generate sufficient volume by the fourth quarter to obtain break even results on an on-going basis. We are working with many automobile manufacturers for future introduction of our CCS technology in the 2004 model year (2003 calendar year) and beyond, but there is no guarantee these manufacturers will introduce our products.

In May 2001, we announced that our CCS product was selected to be included in four to five additional automotive vehicle lines, which we are expecting to introduce over the next 12 months. These additional vehicle lines will bring to nine the total number of vehicle lines where our CCS product has been selected to be included as either an optional or standard feature. Because of confidentiality restrictions, however, we are not permitted to identify the additional vehicle lines and the automotive and seat manufacturers at this time. Larger orders for the CCS products may require significant expenses for tooling and to set up manufacturing and/or assembly processes.

We have suffered net losses of $7,691,000, $11,274,000 and $7,575,000 and have used cash in operating activities of $6,677,000, $9,370,000 and $7,491,000 for the years ended December 31, 2001, 2000 and 1999, respectively, and had an accumulated deficit of $62,845,000 as of December 31, 2001. We expect to incur losses for the near term, but anticipated revenues and net proceeds from our February 2002 private placement should be sufficient to cover our fixed manufacturing, overhead and operating costs through the end of 2002.

We have funded our financial needs from inception primarily through net proceeds received through our initial public offering as well as other equity and debt financing. At December 31, 2001, we had cash and cash equivalents of $456,000 and working capital deficit of $839,000. Based on our current operating plan, we believe cash at December 31, 2001 along with the net proceeds from the February 2002 private placement (see Note 18 of the consolidated financial statements) will be sufficient to meet our operating and investment needs through the end of 2002.

In the event that unfavorable conditions in the automotive industry or other factors adversely affect our cash and working capital position, we would seek to implement measures to mitigate the impact of such events on our ability to satisfy our operating needs. Key elements of our contingency plan could include, but probably would not be limited to:

- obtaining asset-based financing from banks or other financial institutions;
- implementing internal cash conservation measures to limit discretionary spending; and
- seeking outside financing for BSST's operating needs.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for the Company in 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. We have not experienced, and do not expect, any significant impact on our financial results from SFAS No. 133.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method is prohibited. We have evaluated this standard and believe that adoption will not have an impact on our consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach and will be effective for fiscal years beginning after December 14, 2001. We have evaluated this standard and believe that adoption will not have an impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and will be effective for fiscal years beginning after June 15, 2002. We have evaluated this standard and believe that adoption will not have an impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, broaden the presentation of discontinued operations to include more disposal transactions and will be effective for fiscal years beginning after December 14, 2001. We have evaluated this standard and believe that adoption will not have an impact on its consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We place our investments in debt instruments of the U. S. government and in high-quality corporate issuers. As stated in our policy, we seek to ensure the safety and preservation of our invested funds by limiting default risk and market risk. We have no investments denominated in foreign country currencies and therefore none is subject to foreign exchange risk.

The table below presents the carrying value and related weighted average interest rates for our investment portfolio. The carrying value approximates fair value at December 31, 2001.

Marketable Securities	Carrying Value (in thousands)	Average Rate of Return at December 31, 2001 (Annualized)
Cash equivalents	$456	5.47%

Had the 2002 Private Placement occurred on December 31, 2001, the proforma basic and diluted net loss per share reported would have been $0.48.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and related financial information required to be filed hereunder are indexed on page F-1 of this report and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference from the information contained under the captions entitled "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed with the SEC in connection with our 2002 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information contained under the captions entitled "Executive Compensation," "Executive Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Option Grant Table," and "Aggregate Options Exercised and Year-End Values" in our definitive proxy statement to be filed with the SEC in connection with our 2002 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from the information contained under the caption entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement to be filed with the SEC in connection with our 2002 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the information contained under the caption entitled "Certain Transactions" in our definitive proxy statement to be filed with the SEC in connection with our 2002 Annual Meeting of Stockholders.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

1. Financial Statements.

The following financial statements of the Company and report of independent accountants are included in Item 8 of this Annual Report:

2. Financial Statement Schedule.

The following Schedule to Financial Statements is included herein:

Schedule II—Valuation and Qualifying Accounts.

3. Exhibits.

The following exhibits are filed as a part of this report:

Exhibit Number	Description
3.1.1	Amended and Restated Articles of Incorporation filed with the California Secretary of State on April 23, 1993 (previously filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference)
3.1.2	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on December 5, 1996 (previously filed as Exhibit 3.1.2 to the Company's Registration Statement on Form S-2, as amended, File No. 333-17401, and incorporated herein by reference)
3.1.3	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on January 26, 1999 (previously filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999 and incorporated herein by reference)
3.1.4	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on May 31, 2000
3.2	Certificate of Determination of Rights, Preferences and Privileges of the Series A Convertible Preferred Stock filed with the California Secretary of State on May 26, 1996, as amended on August 22, 2000 (previously filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference)
3.3	Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 16, 1997 and incorporated herein by reference)
4.1	Form of Specimen Certificate of Company's Common Stock
4.2.1	Contingent Warrant dated June 8, 1999 from the Company to Westar Capital II LLC relating to warrants issued to Spencer Trask Securities Incorporated and affiliates (previously filed as Exhibit 5.3.5 to the Company's Registration Statement on Form S-8, File No. 333-44007, and incorporated herein by reference)

Exhibit Number	Description
4.2.2	Contingent Warrant dated June 8, 1999 from the Company to Big Beaver Investments LLC relating to warrants issued to Spencer Trask Securities Incorporated and affiliates (previously filed as Exhibit 5.3.6 to the Company's Registration Statement on Form S-8, File No. 333-44007, and incorporated herein by reference)
4.2.3	Contingent Warrant dated June 8, 1999 from the Company to Westar Capital II LLC relating to warrants issued to Lido Consulting and Sutro and Company (previously filed as Exhibit 5.3.7 to the Company's Registration Statement on Form S-8, File No. 333-44007, and incorporated herein by reference)
4.2.4	Contingent Warrant dated June 8, 1999 from the Company to Big Beaver Investments LLC relating to warrants issued to Lido Consulting and Sutro and Company (previously filed as Exhibit 5.3.8 to the Company's Registration Statement on Form S-8, File No. 333-44007, and incorporated herein by reference)
4.3	Bridge Loan Warrant dated March 16, 2000 (previously filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the period ended December 31, 1999 and incorporated herein by reference)
4.4	Ford Warrant dated March 27, 2000 (previously filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 and incorporated herein by reference)
4.5	Second Amended and Restated Bridge Loan Warrant dated February 12, 2002 with Big Beaver Investments LLC
4.6	Form of Warrant issued on February 25, 2002 to Special Situations Funds
4.7	Form of Warrant issued on February 25, 2002 to MicroCapital Funds
4.8	Warrant issued on February 25, 2002 to Big Beaver Investments LLC
4.9	Placement Agent Warrant issued on February 25, 2002 to Roth Capital Partners LLC
10.1*	1993 Stock Option Plan, together with Form of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement (previously filed as an exhibit to the Company's Registration Statement on Form SB-2, as amended, File No. 33-61702-LA, and incorporated by reference)
10.2*	Stock Option Agreement, effective May 13, 1993, between Lon E. Bell and Roy A. Anderson (previously filed as Exhibit 10.6.1 to the Company's Registration Statement on Form S-2, as amended, File No. 333-17401 and incorporated herein by reference)
10.3*	Form of Indemnity Agreement between the Company and each of its officers and directors (previously filed as an exhibit to the Company's Registration Statement on Form SB-2, as amended, File No. 33-61702-LA, and incorporated by reference)
10.4.1	Option and License Agreement dated as of November 2, 1992 between the Company and Feher Design, Inc. (previously filed as an exhibit to the Company's Registration Statement on Form SB-2, as amended, File No. 33-61702-LA, and incorporated by reference)
10.4.2	Amendment to Option and License Agreement between the Company and Feher Design dated September 1, 1997 (previously filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by reference)
10.5	Standard Lease dated January 1, 1998 between the Company and Dillingham Partners (previously filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the period ended December 31, 1997and incorporated herein by reference)

Exhibit Number	Description
10.6	Securities Purchase Agreement dated March 29, 1999 by and among the Company, Westar Capital II LLC and Big Beaver Investments LLC (previously filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the period ended December 31, 1998 and incorporated herein by reference)
10.7	Reserved
10.8	Value Participation Agreement dated March 27, 2000 between the Company and Ford Motor Company (previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 and incorporated herein by reference)
10.9	Manufacturing and Supply Agreement with Ferrotec Corporation dated March 28, 2001 (previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001 and incorporated herein by reference)
10.10	Subscription Agreement with Ferrotec Corporation dated March 28, 2001 (previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001 and incorporated herein by reference)
10.11.1*	Amended and Restated 1997 Stock Incentive Plan (previously filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 30, 2001, as amended, and incorporated herein by reference)
10.11.2*	Form of Employee Incentive Stock Option Agreement (previously filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on January 9, 1998, File No. 333-44007, and incorporated herein by reference)
10.11.3*	Form of Non-Employee Nonqualified Stock Option Agreement (previously filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 30, 2001, as amended, and incorporated herein by reference)
10.12	Assignment and Subscription Agreement dated September 4, 2000 between Dr. Lon E. Bell and BSST LLC (previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)
10.13*	Employment Agreement dated May 30, 2001 between Dr. Lon E. Bell and BSST LLC (previously filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)
10.14.1	Option Agreement dated September 4, 2000 among the Company, BSST LLC and Dr. Lon E. Bell (previously filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)
10.14.2	First Amendment dated January 29, 2001 to Option Agreement among the Company, BSST LLC and Dr. Lon E. Bell (previously filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)
10.14.3	Second Amendment dated March 19, 2001 to Option Agreement among the Company, BSST LLC and Dr. Lon E. Bell (previously filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)
10.14.4	Third Amendment dated September 20, 2001 to Option Agreement among the Company, BSST LLC and Dr. Lon E. Bell (previously filed as Exhibit 10.8 to the Company's Current Report on Form 8-K filed on September 25, 2001 and incorporated herein by reference)
10.15*	Revenue Sharing Agreement dated September 4, 2000 between BSST LLC and Dr. Lon E. Bell (previously filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)

Exhibit Number	Description
10.16	Amended and Restated Operating Agreement of BSST LLC dated May 30, 2001 (previously filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference)
10.17.1	Credit Agreement dated September 20, 2001 between the Company and Big Beaver Investments LLC (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 25, 2001)
10.17.2	First Amendment dated December 1, 2001 to Credit Agreement between the Company and Big Beaver Investments LLC
10.17.3	Security Agreement dated September 20, 2001 between the Company and Big Beaver Investments LLC (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 25, 2001)
10.17.4	Patent and Trademark Security Agreement dated September 20, 2001 between the Company and Big Beaver Investments LLC (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 25, 2001)
10.17.5	Membership Interest Pledge Agreement dated September 20, 2001 between the Company and Big Beaver Investments LLC (previously filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed on September 25, 2001)
10.17.6	Convertible Promissory Note dated September 20, 2001 issued to Big Beaver Investments LLC (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 25, 2001)
10.18	Purchase Agreement dated February 12, 2002 with Special Situation Funds
10.19	Purchase Agreement dated February 12, 2002 with MicroCapital Funds
10.20	Exchange Agreement dated February 12, 2002 with Big Beaver Investments LLC
10.21	Form of Registration Rights Agreement dated February 25, 2002 with Special Situations Funds, MicroCapital Funds, and Big Beaver Investments LLC
10.22.1	Investors' Rights Agreement dated June 8, 1999 among the Company, Big Beaver Investments LLC, and Westar Capital II LLC (previously filed as Exhibit 5.2 to the Company's Current Report on Form 8-K filed on June 18, 1999 and incorporated herein by reference)
10.22.2	First Amendment to Investors' Rights Agreement dated March 16, 2000 among the Company, Big Beaver Investments LLC, and Westar Capital II LLC
10.22.3	Second Amendment to Investors' Rights Agreement dated September 20, 2001 among the Company, Big Beaver Investments LLC, and Westar Capital II LLC (previously filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed on September 25, 2001 and incorporated herein by reference)
21	List of Subsidiaries
23	Consent of PricewaterhouseCoopers LLC

(b) Reports on Form 8-K.

On October 26, 2001, the Company filed a Current Report on Form 8-K (event date October 25, 2000) to report under Items 5 (other events) and 7 (exhibits).

On December 11, 2001, the Company filed a Current Report on Form 8-K (event date November 27, 2001) to report under Item 5 (other events).

---

* Indicates management contract or compensatory plan or arrangement.

(THIS PAGE INTENTIONALLY LEFT BLANK)

INDEX TO FINANCIAL STATEMENTS

AMERIGON INCORPORATED

BALANCE SHEETS

(In thousands, except share data)

	December 31, 2001	December 31, 2000	Pro Forma 2001 (Note 19) (unaudited)
ASSETS			
Current Assets:			
Cash & cash equivalents	$ 456	$ 2,852	$ 6,900
Restricted cash	496	—	496
Accounts receivable less allowance of $50, and $55, respectively	1,268	1,375	1,268
Inventory	1,163	1,478	1,163
Prepaid expenses and other assets	383	487	185
Total current assets	3,766	6,192	10,012
Property and equipment, net	1,192	1,383	1,192
Deferred exclusivity fee, net	878	1,170	878
Total assets	$ 5,836	$ 8,745	$12,082
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)			
Current Liabilities:			
Accounts payable	$ 1,446	$ 1,376	$ 1,446
Accrued liabilities	922	1,446	922
Bridge loan payable	2,037	—	—
Deferred manufacturing agreement—current portion	200	—	200
Deferred revenue	—	170	—
Total current liabilities	4,605	2,992	2,568
Deferred manufacturing agreement—long term portion	1,650	—	1,650
Long term portion of capital lease	—	5	—
Minority interest in subsidiary	44	—	44
Total liabilities	6,299	2,997	4,262
Commitments (Note 15)			
Shareholders' equity (deficit):			
Preferred stock:			
Series A—no par value; convertible; 9,000 shares authorized, 9,000 issued and outstanding at December 31, 2001, 2000 and pro forma; liquidation preference of $10,575 (Note 9)	8,267	8,267	8,267
Common stock:			
No par value; 20,000,000 shares authorized, 4,717,000 and 4,428,000 issued and outstanding at December 31, 2001 and 2000; 10,771,000 issued and outstanding at December 31, 2001 pro forma	39,192	37,947	41,842
Paid-in capital	14,945	14,689	20,858
Deferred compensation	(22)	(1)	(22)
Accumulated deficit	(62,845)	(55,154)	(63,125)
Total shareholders' equity (deficit)	(463)	5,748	7,820
Total liabilities and shareholders' equity (deficit)	$ 5,836	$ 8,745	$12,082

The accompanying notes are an integral part of these financial statements

AMERIGON INCORPORATED

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Product revenues	$ 6,447	$ 6,886	$ 336
Cost of sales	5,450	6,274	778
Gross margin	997	612	(442)
Operating costs and expenses:			
Research and development	3,836	4,099	3,721
Selling, general and administrative	4,548	6,088	3,481
Total operating costs and expenses	8,384	10,187	7,202
Operating loss	(7,387)	(9,575)	(7,644)
Interest income	54	201	135
Interest expense	(377)	(2,607)	(30)
Minority interest in subsidiary	19	—	—
Loss on disposal of property and equipment	—	—	(36)
Loss before extraordinary item	(7,691)	(11,981)	(7,575)
Extraordinary gain from extinguishment of debt	—	707	—
Net loss	(7,691)	(11,274)	(7,575)
Deemed dividend to preferred shareholders	—	—	(8,267)
Net loss attributable to common shareholders	$(7,691)	$(11,274)	$(15,842)
Basic and diluted net loss per share:			
Loss before extraordinary item	$ (1.66)	$ (3.65)	$ (8.29)
Extraordinary gain from extinguishment of debt	—	0.22	—
Net loss	$ (1.66)	$ (3.43)	$ (8.29)
Weighted average number of shares outstanding	4,629	3,283	1,910

The accompanying notes are an integral part of these financial statements

AMERIGON INCORPORATED

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(In thousands)

	Preferred Stock	Common Stock Shares	Common Stock Amount	Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total
Balance at December 31, 1998	$ -	1,910	$28,149	$ 9,882	$ -	$(36,305)	$ 1,726
Issuance of warrants to purchase Common Stock in conjunction with Bridge Loan financing	—	—	—	9	—	—	9
Issuance of warrants to purchase Common Stock in exchange for services	—	—	—	1	—	—	1
Issuance of shares in consolidated subsidiary to Shareholder	—	—	—	88	—	—	88
Issuance of option to purchase Common Stock	—	—	—	79	(74)	—	5
Net loss	—	—	—	—	—	(7,575)	(7,575)
Balance at December 31, 1999	—	1,910	28,149	10,059	(74)	(43,880)	(5,746)
Reclassification of Preferred Stock from mezzanine in conjunction with amendment to remove change in control provision	8,267	—	—	—	—	—	8,267
Issuance of warrants to purchase Common Stock in conjunction with Bridge Loan financing	—	—	—	173	—	—	173
Issuance of warrants to purchase Common Stock in conjunction with Value Participation Agreement	—	—	—	1,369	—	—	1,369
Issuance of Common Stock for cash, net of cash expenses of $1,270	—	2,200	8,242	1,440	—	—	9,682
Conversion of Bridge Loan to Common Stock	—	300	1,500	—	—	—	1,500
Exercise of Common Stock options for cash	—	18	56	—	—	—	56
Beneficial conversion feature recorded in conjunction with Bridge Loan financing	—	—	—	2,500	—	—	2,500
Unearned compensation relating to stock option granted	—	—	—	70	(66)	—	4
Fair value adjustment relating to non-employee stock options	—	—	—	(147)	139	—	(8)
Repurchase of beneficial conversion feature	—	—	—	(775)	—	—	(775)
Net Loss	—	—	—		—	(11,274)	(11,274)
Balance at December 31, 2000	8,267	4,428	37,947	14,689	(1)	(55,154)	5,748
Unearned compensation relating to stock option granted	—	—	—	30	(21)	—	9
Issuance of Common Stock for cash, Ferrotec Agreement	—	200	1,000	—	—	—	1,000
Issuance of Common Stock for bonus awards	—	89	245	—	—	—	245
Issuance of warrants to purchase Common Stock in conjunction with Bridge Loan financing	—	—	—	226	—	—	226
Net Loss	—	—	—	—	—	(7,691)	(7,691)
Balance at December 31, 2001	$8,267	4,717	$39,192	$14,945	$(22)	$(62,845)	$ (463)

The accompanying notes are an integral part of these financial statements

AMERIGON INCORPORATED

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2001	2000	1999
Operating Activities:			
Net loss	$(7,691)	$(11,274)	$(7,575)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	576	562	344
Amortization of debt discount	226	57	—
Extraordinary gain on extinguishment of debt	—	(707)	—
Deferred revenue	(170)	170	(44)
Non-cash interest	—	2,500	—
Provision for doubtful accounts	(5)	(3)	(43)
Minority interest in subsidiary	19	—	—
Loss from sale of assets	—	—	36
Compensation from grant of non-employee stock options and warrants	9	(4)	15
Change in operating assets and liabilities:			
Accounts receivable	112	(1,090)	(65)
Inventory	315	(988)	(385)
Prepaid expenses and other assets	104	(236)	(115)
Accounts payable	70	784	229
Accrued liabilities	(242)	859	112
Net cash used in operating activities	(6,677)	(9,370)	(7,491)
Investing Activities:			
Purchase of property and equipment	(243)	(695)	(869)
Other investing activities	25	—	—
Increase in restricted cash	(496)	—	—
Purchase of short term investments	—	—	(1,854)
Sale of short term investments	—	—	1,854
Net cash used in investing activities	(714)	(695)	(869)
Financing Activities:			
Proceeds from Series A Preferred Stock and Warrants	—	—	9,001
Cost of issuance of Series A Preferred Stock and Warrants	—	—	(734)
Proceeds from deferred manufacturing agreement	2,000	—	—
Proceeds from issuance of common stock	1,000	11,056	—
Cost of issuance of common stock	—	(1,270)	—
Repayment of capital lease	(5)	(16)	(15)
Proceeds from Bridge Financing	2,000	2,500	1,200
Repayment of Bridge Financing	—	(1,000)	(1,200)
Sale of shares in consolidated subsidiary	—	—	88
Net cash provided by financing activities	4,995	11,270	8,340
Net increase (decrease) in cash and cash equivalents	(2,396)	1,205	(20)
Cash and cash equivalents at beginning of period	2,852	1,647	1,667
Cash and cash equivalents at end of period	$ 456	$ 2,852	$ 1,647

The accompanying notes are an integral part of these financial statements

Note 1 — The Company

The Company designs, develops, markets and manufactures proprietary high technology electronic components and systems for sale to car and truck original equipment manufacturers ("OEMs"). In 2001, the Company completed its second consecutive year of producing and selling its Climate Control Seat™ ("CCS™"), which provides year-round comfort by providing both heating and cooling to seat occupants. The Company has shipped more than 200,000 units of its CCS product through 2001 to three customers, Johnson Controls, Inc. ("JCI"), Lear Corporation ("Lear") and NHK Spring Company, Ltd ("NHK"). JCI supplies the Lincoln Mercury division of Ford Motor Company ("Ford") with its CCS product for installation in the Lincoln Navigator Sport Utility Vehicle ("SUV"), while NHK supplies its CCS product to Toyota Motor Corporation for use in the Lexus LS 430 and Toyota Celsior luxury automobiles. The Company began shipments to Lear in November 2001 for the Lincoln Mercury Blackwood sport utility truck where its product is standard for the first time.

The Company was incorporated in California in 1991 and originally focused its efforts on developing electric vehicles and high technology automotive systems. The Company is now focusing its efforts on its CCS product, its only commercial product. The Company suspended funding the electric vehicle program in August 1998.

Ceasing Development of AmeriGuard™

In December 2000, the Company's Board of Directors decided to cease funding the development of AmeriGuard, a radar-based speed and distance sensor system, in order to focus the Company's resources on the marketing of the CCS product and development of the next generation CCS device.

Note 2 — Basis of Presentation

Liquidity and Capital Resources

The Company has suffered net losses of $7,691,000, $11,274,000 and $7,575,000 and has used cash in operating activities of $6,677,000, $9,370,000 and $7,491,000 for the years ended December 31, 2001, 2000 and 1999, respectively, and the Company had an accumulated deficit of $62,845,000 as of December 31, 2001. The Company expects to incur losses for the near term, but management believes anticipated revenues and net proceeds from the 2002 Private Placement (Note 18) should be sufficient to cover the Company's fixed manufacturing, overhead and operating costs through the end of 2002.

The Company has funded its financial needs from inception primarily through net proceeds received through its initial public offering as well as other equity and debt financing. At December 31, 2001, the Company had cash and cash equivalents of $456,000 and working capital deficit of $839,000. Based on the Company's current operating plan, management believes cash at December 31, 2001 along with the net proceeds from the 2002 Private Placement (Note 18) will be sufficient to meet operating and investment needs through the end of 2002.

On February 25, 2002, the Company completed the sale of 4,333,368 shares of common stock and warrants to purchase 2,166,684 shares of common stock in a private placement to selected institutional and accredited investors, resulting in gross proceeds of $6,500,052. The $6,500,052 excludes $2,580,903 representing the principal amount of a bridge loan and accrued interest on that loan, which was exchanged by the holder for 1,720,602 shares of common stock and warrants to purchase 860,301 shares of common stock. The Company agreed to file a registration statement relating to the resale of the securities offered in the private placement with the Securities and Exchange Commission as soon as reasonably practical and it is subject to monetary penalties in the event such registration statement is not filed by March 27, 2002 and declared effective by May 26, 2002 (June 10, 2002 if the SEC selects the registration statement for review).

In the event that unfavorable conditions in the automotive industry or other factors adversely affect the cash and working capital position, the Company would seek to implement measures to mitigate the impact of such events on its ability to satisfy its operating needs. Key elements of the Company's contingency plan could include, but probably would not be limited to:

- obtaining asset-based financing from banks or other financial institutions;
- implementing internal cash conservation measures to limit discretionary spending; and
- seeking outside financing for BSST's operating needs.

Reverse Stock Split

On January 28, 1999, the Company effected a 1 for 5 reverse stock split. Share information for all periods has been retroactively adjusted to reflect the split.

Note 3 — Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements at December 31, 2001, reflect the consolidated financial position and consolidated operating results of the Company and, since June 1, 2001, BSST. Intercompany accounts have been eliminated in consolidation. The 10% of BSST not owned by the Company is reflected as minority interest. Had the acquisition of BSST occurred as of January 1, 2001, the pro forma consolidated net loss for the year ended December 31, 2001, would not have been significantly different.

Restricted cash represents cash that is available exclusively to BSST.

Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments, comprising cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and capital leases, approximates fair value because of the short maturities of these instruments.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of less than 90 days to be cash equivalents.

Concentration of Credit Risk

Financial instruments, which subject the Company to concentration of credit risk, consist primarily of cash equivalents and accounts receivable. Cash equivalents are invested in a money market fund managed by a major U.S. financial services company and the credit risk is considered limited. Credit risk associated with accounts receivable is limited by the large size and creditworthiness of the Company's commercial customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility and generally does not require collateral.

Inventory

Inventory is valued at the lower of cost (the first-in, first-out basis), or market.

Deferred Exclusivity Fee

The deferred exclusivity fee created by the warrants granted to Ford relating to the Value Participation Agreement (the "VPA") is being amortized on a straight line basis through December 31, 2004.

Property and Equipment

Property and equipment, including additions and improvements, are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as other income or expense. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount might not be recoverable. Management does not believe that there are any material impairments at December 31, 2001.

Depreciation and amortization are computed using the straight-line method. The estimated useful lives of the Company's property and equipment is as follows:

	Useful Life
Description of property and equipment:	
Equipment	5 years
Computer equipment	1 to 3 years
Leasehold improvements	Shorter of estimated life or term of lease
Production tooling	Estimated life of tool

Product Revenues

The Company recognizes revenue when persuasive evidence of an arrangement exists including:

- Delivery has occurred or services have been rendered;
- The seller's price to the buyer is fixed or determinable; and
- Collectibility is reasonably assured.

Provision for estimated future cost of warranty is recorded when revenue is recognized.

Customer Owned Tooling

Costs for tooling developed for and owned by the Company's customers, net of reimbursements, are included in product costs. Net tooling reimbursements for 2001, 2000 and 1999 were:

	Years ended December 31,		
	2001	2000	1999
Net tooling reimbursement	$202,848	$34,158	$184,116

Research and Development Expenses

Research and development activities are expensed as incurred. The Company groups development and prototype costs and related reimbursements in research and development. Development and prototype costs, net of reimbursements, for 2001, 2000 and 1999 were:

	Years ended December 31,		
	2001	2000	1999
Net development and prototype costs	$456,173	$24,472	$150,661

Accounting for Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock-based compensation arrangements for stock option grants to employees pursuant to Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123. Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued in accordance with the provision of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Income Taxes

Income taxes are determined under guidelines prescribed by SFAS No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are measured each year based on the difference between the financial statement and tax bases of assets and liabilities at the applicable enacted Federal and State tax rates. A valuation allowance is provided for the portion of net deferred tax assets when management considers it more likely than not that the asset will not be realized.

Net Loss per Share

Basic loss per share ("Basic EPS") is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS, the treasury stock method is used in determining the number of shares assumed to be purchased from the conversion of Common Stock equivalents.

Because their effects are anti-dilutive, net loss per share for the years ended December 31, 2001, 2000 and 1999 do not include the effect of:

	December 31,		
	2001	2000	1999
Stock options outstanding for:			
1993 and 1997 Stock Option Plans	830,622	921,447	871,180
Shares of Common Stock issuable upon the exercise of warrants	4,681,447	3,997,382	2,705,374
Shares of Common Stock issuable upon the exercise of an option for Unit Purchase Options granted to underwriter	190,400	190,400	190,400
Common Stock issuable upon the conversion of Series A Preferred Stock	5,373,134	5,373,134	5,373,134
Total	11,075,603	10,482,363	9,140,088

In 1999, net loss available to common shareholders represents the net loss for the year ended December 31, 1999, increased by a deemed non-cash dividend of $8,267,000, to the holders of Series A Preferred Stock (Note 9) resulting from the beneficial difference between the conversion price and the fair market value of Common Stock on the date of issuance of the Series A Preferred Stock.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method is prohibited. The Company has evaluated this standard and believes that adoption will not have an impact on its consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach and will be effective for fiscal years beginning after December 14, 2001. The Company has evaluated this standard and believes that adoption will not have an impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and will be effective for fiscal years beginning after June 15, 2002. The Company has evaluated this standard and believes that adoption will not have an impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, broaden the presentation of discontinued operations to include more disposal transactions and will be effective for fiscal years beginning after December 14, 2001. The Company has evaluated this standard and believes that adoption will not have an impact on its consolidated financial statements.

Note 4 — Details of Certain Financial Statement Components (in thousands)

	December 31, 2001	December 31, 2000
Inventory:		
Raw material	$ 866	$ 1,118
Work in Process	53	76
Finished goods	244	452
	1,163	1,646
Less: inventory allowance	—	(168)
	$ 1,163	$ 1,478
Prepaid Expenses and Other Assets:		
Deposits	$ 289	$ 404
Prepaid insurance	94	83
	$ 383	$ 487
Property and Equipment:		
Equipment	$ 1,902	$ 1,851
Computer equipment	745	739
Leasehold improvements	317	316
Production tooling	851	666
	3,815	3,572
Less: accumulated depreciation and amortization	(2,623)	(2,189)
	$ 1,192	$ 1,383
Accrued liabilities:		
Accrued salaries	$ 310	$ 710
Accrued vacation	138	209
Other accrued liabilities	474	527
	$ 922	$ 1,446

Property and equipment includes assets acquired under capital leases of approximately $60,000 at December 31, 2001 and 2000, and accumulated amortization of $57,000 and $49,000 at December 31, 2001 and 2000, respectively.

Note 5 — Income Taxes

There are no assets or liabilities for income taxes, or income tax expense included in the financial statements because the Company has losses since inception for both book and tax purposes. The deferred tax assets and related valuation allowance were comprised of the following at December 31 (in thousands):

	December 31, 2001	December 31, 2000	December 31, 1999
Deferred tax assets:			
Net operating loss	$ 19,928	$ 18,520	$ 14,746
Credits	1,512	884	798
Depreciation	343	343	238
Deferred Revenue	933	—	—
Other	375	590	157
	23,091	20,337	15,939
Less: valuation allowance	(23,091)	(20,337)	(15,939)
Net deferred tax asset	$ —	$ —	$ —

Realization of the future tax benefits related to the deferred tax assets is dependent on the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion that the Company's deferred tax assets at December 31, 2001 require a full valuation allowance.

A reconciliation between the statutory Federal income tax rate of 34% and the effective rate of income tax expense for each of the three years in the period ended December 31, 2001 is as follows:

	December 31,		
	2001	2000	1999
Statutory Federal income tax rate	(34.0%)	(34.0%)	(34.0%)
Increase (decrease) in taxes resulting from:			
State tax, net of federal benefit	(3.4%)	(5.8%)	(5.8%)
Nondeductible expenses	0.1%	0.1%	—
Change in valuation allowance	37.3%	39.7%	39.8%
Effective rate	—%	—%	—%

Because of the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss and research credit carryforwards is subject to annual limitation against income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future tax liabilities. The Company has Federal Net Operating Loss (NOL) carryforwards of approximately $54,393,000 at December 31, 2001, which expire between 2013 and 2022. Approximately $35,556,000 of these NOL's were incurred prior to the Preferred Financing during 1999, which qualified as a change in ownership under the Internal Revenue Code. The change in ownership limits the amount of the NOL which may be used to approximately $591,000 per year. The NOL incurred after the change in ownership mentioned above, totaling approximately $18,837,000 may also be subject to an annual limitation under Section 382 of the Internal Revenue Code as a result of the 2002 Private Placement (Note 18).

Note 6 — Ford Agreement

On March 27, 2000, the Company entered into a Value Participation Agreement ("VPA") with Ford Motor Company ("Ford"). Pursuant to the VPA, Ford agreed that, through December 31, 2004, the Company has the exclusive right to manufacture and supply CCS units to Ford's Tier 1 suppliers for installation in Ford, Lincoln and Mercury branded vehicles produced and sold in North America (other than Ford branded vehicles produced by AutoAlliance International, Inc.). Ford is not obligated to purchase any CCS units under the VPA.

As part of the VPA, the Company granted to Ford warrants exercisable for Common Stock. A warrant for the right to purchase 82,197 shares of Common Stock at an exercise price of $2.75 per share was issued and fully vested on March 27, 2000. The fair value of the warrant of $1,148,000 was determined using the Black-Scholes valuation model and was recorded as a deferred exclusivity fee on the balance sheet. In addition, Ford received an additional fully vested warrant to purchase 26,148 shares of Common Stock due to certain anti-dilution provisions of the VPA that were triggered by the Company's Private Placement in June 2000. The fair value of the additional warrant of $220,000 was determined using the Black-Scholes model and has been accounted for in the same manner as the deferred exclusivity fee. This fee is being amortized on a straight-line basis from April 2000 to December 2004, the initial term of the Agreement, amortization of $293,000 and $199,000 were recorded as selling, general and administrative expense in 2001 and 2000, respectively. Additional warrants will be granted and vested based upon purchases by Ford's Tier 1 suppliers of a specified number of CCS units throughout the length of the VPA. The exercise price of these additional warrants depends on when such warrants vest, with the exercise price increasing each year. If Ford does not achieve specific goals in any year, the VPA contains provisions for Ford to make up the shortfall in the next succeeding year. If Ford achieves all of the incentive levels required under the VPA, warrants will be granted and vested for an additional 1,300,140 shares of Common Stock. The Ford warrants contain a cashless exercise provision, which allows Ford to exercise their warrants and receive a number of shares equal in value to the difference between the then market price of the Common Stock and the exercise price of the warrant, multiplied by the number of warrant shares being exercised. As of December 31, 2001, no warrants had been issued related to incentive levels and none of the warrants issued to Ford had been exercised.

Note 7 — Bridge Loan Financing

2001 Bridge Loan

On September 30, 2001, the Company obtained a Bridge Loan facility from Big Beaver Investments LLC (one of the Company's two holders of preferred stock and then representing 28.1% ownership on an as converted basis) for an aggregate principal amount of up to $1,500,000 (the "Bridge Loan"). The Bridge Loan accrued interest at 10% per annum, payable at maturity, December 1, 2001 or on the date of the repayment. On December 1, 2001, Big Beaver and the Company amended the Bridge Loan to increase the aggregate principal amount to $2,500,000 and with this amendment increased the accrued interest to 12.5% per annum. The amended Bridge Loan was due on the earlier of March 1, 2002 or upon the occurrence of a Trigger Event, defined to have occurred when the Company (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into (or failed to recommend rejection of) any tender or exchange offer, merger, consolidation, liquidation, dissolution, business combination, recapitalization, acquisition, or disposition of a material amount of the assets of securities or any comparable transaction which has not been consented to in writing by Big Beaver. This loan was collateralized by substantially all of the Company's assets. As of December 30, 2001, the Company had drawn $2,000,000 of the Bridge Loan and accrued interest of $37,153.

In connection with entering into the Bridge Loan, the Company issued a warrant for the right to purchase 652,174 shares (this number was reduced to 326,087 concurrent with completion of the 2002 Private Placement (Note 18)) of the Company's Common Stock at a price of $1.15 per share. The proceeds of the Bridge Loan were allocated between the Bridge Loan and the warrants based upon their estimated relative fair values. The allocated value of the warrant is $226,000 which was amortized to interest expense as of December 31, 2001.

On February 25, 2002, the Company completed the sale of 4,333,368 shares of Common Stock and warrants to purchase 2,166,684 shares of Common Stock in a private placement to selected institutional and accredited investors, resulting in gross proceeds of $6,500,052 (Note 18). The $6,500,052 excludes $2,580,903 representing the principal amount of the Bridge Loan and accrued interest on that loan, which was exchanged by the holder for 1,720,602 shares of Common Stock and warrants to purchase 860,301 shares of Common Stock. The warrants issued in the private placement have an exercise price of $2.00 per share and expire on February 25, 2007.

2000 Bridge Loan

On March 16, 2000, the Company obtained a bridge loan from Big Star Investments LLC (a limited liability company owned by Westar and Big Beaver, the Company's two principal shareholders) for an aggregate principal amount of $2.5 million. The loan accrued interest at 10% per annum. Upon completion of the 2000 Private Placement (Note 8), the Company repaid $1.0 million of bridge loan principal and accrued interest of $49,000. The Company's $1.0 million payment was allocated for accounting purposes between reacquiring the beneficial conversion feature and the debt. Due to this allocation, the debt was extinguished for less than its net book value, resulting in a $775,000 extraordinary gain on extinguishment of debt. The remaining $1.5 million of bridge loan principal was exchanged for 300,000 shares of Common Stock and warrants to purchase 50,000 shares of Common Stock, which was issued equally to Westar and Big Beaver.

1999 Bridge Loan

On March 29, 1999, the Company entered into a Security Purchase Agreement (the "Preferred Financing") with Westar Capital II and Big Beaver (the "Investors") for the sale of Series A Preferred Stock (Note 9). In connection with the Preferred Financing, prior to the close of the Preferred Financing, the Investors extended to the Company $1,200,000 in bridge notes bearing interest at 10% per annum which were due and payable upon the earlier of the closing of the Preferred Financing or September 30, 1999. At the close of the sale of the Preferred Financing, the Company repaid the bridge notes and $14,000 in interest to the Investors with proceeds received from the sale of Series A Preferred Stock.

Note 8 — 2000 Private Placement

On June 14, 2000, the Company completed the sale of 2.2 million shares of its Common Stock to selected institutional and accredited investors, resulting in gross proceeds of $11.0 million, with issuance costs of $1.3 million ("2000 Private Placement"). The $11.0 million excludes a $1.5 million advance on a bridge loan which was exchanged for 300,000 shares of Common Stock and issued to Westar and Big Beaver, the owners of Big Star, the lender on the bridge loan. As partial compensation for services rendered in the 2000 Private Placement, Roth Capital Partners, Inc., was granted a warrant to purchase up to 188,000 shares of the Company's Common Stock at $5.00 per share. The value of such warrant of $1.4 million was determined using the Black-Scholes model and was reflected as non-cash offering expense.

Note 9 — Convertible Preferred Stock

Under the terms of the Preferred Financing, on June 8, 1999, the Company issued 9,000 shares of Series A Preferred Stock and warrants to purchase, as adjusted, up to 1,644,664 shares of Common Stock (Note 11) in exchange for $9,001,000. Costs in connection with the financing were $734,000, resulting in net proceeds of $8,267,000. The Series A Preferred Stock is convertible into 5,373,134 shares of Common Stock.

Also in conjunction with the Preferred Financing, in accordance with Emerging Issues Task Force Consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Company recorded a non-cash deemed dividend to the Series A Preferred shareholders of $8,267,000, or $4.33 per weighted average common share outstanding for the year ended December 31, 1999, resulting from the difference between the conversion price of $1.675 and the closing price of Common Stock on the date of issuance, June 8, 1999 of $4.31.

The following summarizes the terms of the convertible preferred stock:

Conversion

Each issued share of Series A Preferred Stock is immediately convertible, in full and not in part, into shares of Class A Common Stock based on the formula of $1,000 of the face value divided by the Conversion Price. The Conversion Price is $1.675, subject to proportional adjustments for certain dilutive issuance, splits and combinations and other recapitalizations or reorganizations. A total of 5,373,134 shares of Common Stock has been reserved for issuance in the event of the conversion of Series A Convertible Preferred Stock.

Voting Rights

The holder of each share of Series A Preferred Stock has the right to one vote for each share of Common Stock into which such Series A Preferred Stock could then be converted. The holders of this Series A Preferred Stock, as a class, have the right to elect five of the seven seats on the Board of Directors of the Company.

Dividends

The Series A Preferred Stock will receive dividends on an "as-converted" basis with the Common Stock when and if declared by the Board of Directors. The dividends are noncumulative and are payable in preference to any dividends on common stock.

Liquidation Preference

Upon liquidation, dissolution or winding up of Amerigon, each share of Series A Redeemable and Convertible Preferred Stock is entitled to a liquidation preference of $1,000 plus 7% of the original issue price ($1,000) annually for up to four years after issuance plus any declared but unpaid dividends in priority to any distribution to the Common Stock, which will receive the remaining assets of Amerigon. As of December 31, 2001, the liquidation preference was $10,575,000.

Redemption

On or after January 1, 2003, if the closing price of the Common Stock for the past 60 days has been at least four times the then Conversion Price ($1.675 per share at December 31, 2001), Amerigon may redeem the Series A Redeemable and Convertible Preferred Stock for an amount equal to the Series A Redemption Price, which was $10,575,000 at December 31, 2001.

Note 10 — Common Stock

On May 24, 2000, the shareholders approved the elimination of the Class B Common Stock and the renaming of the Class A Common Stock to "Common Stock".

In conjunction with the 1997 public offering, fees to the underwriter included an option until February 12, 2002, to purchase 1,700 Units (the "Unit Purchase Option") at $1,493.50 consisting of 56 shares of Common Stock and 56 Class A Warrants. As of December 31, 2001, the underwriter's option had not been exercised and this option expired unexercised on February 12, 2002.

Note 11 — Stock Warrants

Warrants Issued in Connection with the Preferred Financing and Bridge Financing

In conjunction with the Preferred Financing (Note 9) the Company issued contingent warrants to purchase 1,229,574 shares of Common Stock at exercise prices ranging from $2.67 to $51.25 in exchange for $1,000. During 2000, additional contingent warrants to purchase 423,946 were issued due to certain anti-dilution provisions in the contingent warrants. In addition, contingent warrants for 8,856 shares of Common Stock expired in 2000. At December 31, 2001, the Company had outstanding contingent warrants to issue 1,644,454 shares of Common Stock. The warrants could only be exercised to the extent that Class A Warrants were exercised by existing warrant holders and then only in the proportion of the Company's equity purchased and at the same exercise price as the exercising warrant holders. The proceeds of the Preferred Financing were allocated between the preferred stock and the warrants based on the relative fair values of the preferred stock and the warrants. The fair value allocated to the warrants granted was less than $1,000. The Class A Warrants expired on February 12, 2002 without any being exercised and accordingly the contingent warrants are no longer exercisable.

Also in conjunction with the Preferred Financing (Note 9), the Company granted to financial advisors warrants to purchase 45,000 shares of Common Stock at exercise prices ranging from $2.67 to $5.30 per share. The relative fair value of the warrants granted was $1,000 and was reflected as paid in capital. The warrants are exercisable at any time prior to dates ranging from November 6, 2003 to June 10, 2004 and none had been exercised as of December 31, 2001.

In conjunction with the 2000 Bridge Loan (Note 7), Big Star (Big Beaver and Westar Capital) received a warrant to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $5.00 per share, which was assigned a relative fair value of $173,000 (Note 7) and reflected as additional paid in capital. The warrant expires in 2005 if not exercised. The number of shares of Common Stock issuable upon exercise of this warrant and the exercise price of this warrant were adjusted in connection with the 2002 Private Placement (Note 18).

In conjunction with the 2001 Bridge Loan (Note 7), Big Beaver received a warrant that is exercisable for 326,087 shares of Common Stock at an exercise price of $1.15 per share, which were assigned a relative fair value of $226,000 (Note 7) and reflected as additional paid in capital. The warrant expires in 2006 if not exercised.

Warrants Issued in Connection with Public Offerings

In connection with debt financing obtained in 1996 and the follow-on public offering completed in 1997, at December 31, 1999, the Company had in the aggregate 7,094,000 outstanding warrants to issue 1,418,800 shares of Common Stock (324,000 shares related to the 1996 debt financing and 1,094,800 shares related to the 1997 Public Offering). At December 31, 1999, each registered warrant holder was entitled to convert five warrants for one share of Common Stock at an exercise price of $25.00.

Effective March 27, 2000, due to certain anti-dilution provisions in the Class A warrants which were triggered by the issuance of a warrant to Ford (Note 6), additional warrants were issued to the Class A warrant holders to purchase 49,976 shares of Common Stock. As a result of the issuance of the additional Class A warrants, the Company had in the aggregate 7,343,880 outstanding warrants to issue 1,468,776 shares of Common Stock. As of such date, each registered warrant holder was entitled to convert five warrants for one share of Common Stock at an exercise price of $24.149.

On March 30, 2000, the Company announced its election to reduce by a factor of five the number of outstanding warrants, rather than continue to require five warrants to be exercised in order to acquire one share of Common Stock. Each warrant outstanding after making this adjustment represents the same interest as five outstanding warrants. As a result of this election and subject to the surrender by holders of existing warrant certificates and the cancellation of any warrants to acquire less than one share of Common Stock, the Company has in the aggregate 1,468,776 outstanding warrants to issue 1,468,776 shares of Common Stock, with each registered warrant holder entitled to convert one warrant for one share of Common Stock at an exercise price of $24.149.

The issuance of 2.5 million shares of Common Stock in June 2000 triggered certain anti-dilution provisions in the Class A Warrants which required the Company to issue additional warrants to the Class A warrant holders to purchase 524,488 shares of Common Stock. As a result, the number of Class A Warrants outstanding increased to 1,993,264. As a result of the warrant issued to Ford in March 2000, and the issuance of the 2.5 million shares of Common Stock in June, the total exercise price for each publicly traded warrant has been lowered from $25.00 to $17.795.

The Company may, upon 30 days' written notice, redeem each Class A Warrant in exchange for $.05 per Class A Warrant, provided that before any such redemption, the closing bid price of the Common Stock as reported by The Nasdaq SmallCap Market or the closing bid price on any national exchange (if the Company's Common Stock is listed thereon) shall have, for 30 consecutive days ending within 15 days of the date of the notice of redemption, averaged in excess of $43.75 (subject to adjustment in the event of any stock splits or other similar events). As of December 31, 2001, the Company had not exercised this option and none of these warrants had been exercised. Pursuant to the terms of the Class A Warrants, on February 12, 2002, these warrants expired unexercised.

Note 12 — Stock Options

1997 and 1993 Stock Option Plans

Under the Company's 1997 and 1993 Stock Option Plans (the "Plans"), as amended in May 2001, 1,300,000 and 110,000 shares, respectively, of the Company's Common Stock are reserved for issuance, pursuant to which officers and employees of the Company as well as other persons who render services to or are otherwise associated with the Company are eligible to receive qualified ("incentive") and/or non-qualified stock options.

The Plans, which expire in April 2007 and 2003, respectively, are administered by the Board of Directors or a stock option committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions are determined by the Board of Directors or stock option committee at its sole discretion, in order to attract and retain personnel instrumental to the success of the Company. Incentive stock options granted under both Plans are exercisable for a period of up to ten years from the date of grant at an exercise price, which is not less than the fair market value of the Common Stock on the date of the grant.

Options granted generally vest 20% per year over five years and expire after ten years. However, option vesting may be accelerated at the discretion of the Board of Directors.

The following table summarizes stock option activity:

		1997 and 1993 Stock Option Plans		Bell Options	
	Shares Available For Grant	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 1998	121,583	198,250	12.35	118,422	13.25
Authorized	1,150,000	—	—	—	—
Granted	(760,000)	760,000	3.14	—	—
Canceled	90,990	(90,990)	10.98	(118,422)	13.25
Outstanding at December 31, 1999	602,573	867,260	4.63	—	$ —
Granted	(95,000)	95,000	5.25		
Expired	(25,168)	—	—		
Exercised	—	(17,885)	3.10		
Canceled	22,927	(22,927)	8.79		
Outstanding at December 31, 2000	505,332	921,448	4.62		
Granted	(99,000)	99,000	1.73		
Expired	(17,000)	—	—		
Canceled	189,826	(189,826)	5.60		
Outstanding at December 31, 2001	579,158	830,622	$4.05		

The following table summarizes information concerning currently outstanding and exercisable stock options for the 1993 and 1997 Stock Option Plans as of December 31, 2001:

	Options Outstanding at December 31, 2001			Options Exercisable at December 31, 2001	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Vested and Exercisable	Weighted-Average Exercise Price
$1.05— 2.91	95,000	5.66	$1.50	80,783	$1.30
3.06— 3.31	546,946	5.19	3.06	431,446	3.06
3.45—11.40	141,881	7.56	4.96	84,231	5.39
13.15—21.90	46,795	0.63	17.98	45,994	18.05
	830,622			642,454	

The Company accounts for these plans under APB Opinion No. 25. Had compensation expense for these plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts in the following table. The pro forma compensation costs may not be representative of that to be expected in future years.

	Years ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Net loss			
As reported	$(7,691)	$(11,274)	$(7,575)
Pro Forma	(8,578)	(12,149)	(8,409)
Basic and diluted loss per share			
As reported	$ (1.66)	$ (3.43)	$ (8.29)
Pro Forma	$ (1.85)	(3.70)	(8.73)

The fair value of each stock option grant has been estimated pursuant to SFAS No. 123 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	1993 and 1997 Stock Option plans		
	2001	2000	1999
Risk-free interest rates	6.75%	6.5%	6%
Expected dividend yield	none	none	none
Expected lives	5.0 yrs.	5.0 yrs.	4.5 yrs.
Expected volatility	96%	96%	96%

The weighted average grant date fair values of options granted under the 1993 and 1997 Stock Option Plans during 2001, 2000 and 1999 were $1.43, $4.73 and $2.39, respectively.

Note 13 — Supplemental Disclosure of Cash Flow Information and Non-Cash Activity

Significant non-cash items:

	Years ended December 31,		
	2001	2000	1999
Issuance of warrants to underwriter of private placement	—	1,440	—
Exchange of bridge note payable for common stock	—	1,452	—
Issuance of stock options to non-employees	3	47	—
Issuance of common stock for bonus awards	245	—	—
Issuance of warrants to underwriter in conjunction with the bridge loan	—	173	—
Issuance of warrants to consultants for exclusivity rights	—	1,369	—

Cash paid for interest in 2001, 2000 and 1999 were $2,000, $51,000 and $21,000, respectively.

Note 14 — Licenses

In 1992, the Company obtained the worldwide license to manufacture and sell technology for a CCS product to individual automotive OEMs. Under the terms of the license agreement, royalties are payable based on cumulative net sales and do not require minimum payments. The Company has incurred royalty expense under this license agreement of $46,000, $33,000 and $43,000 in 2001, 2000 and 1999, respectively. These royalties are recorded as cost of goods sold.

Note 15 — Commitments

The Company leases its current facility in Irwindale, California from a partnership controlled by Dr. Bell, a shareholder of the Company. The lease expires on December 31, 2002, and requires the Company to pay $20,000 per month. The Company also leases certain equipment under operating leases, which expire through 2002. Rent expense under all of the Company's operating leases was $476,000, $348,000 and $328,000 for 2001, 2000 and 1999, respectively. Future minimum lease payments under all operating leases are $402,000, $152,000, $159,000 and $73,000 in 2002, 2003, 2004 and 2005, respectively, and nil thereafter.

The Company entered into an office and computer equipment lease under a long-term lease arrangement in 1997 which is reported as capital lease. The terms of this lease is five years with an interest rate of 13.3%. The final payment for this lease is November 2002. Lease payments under this capital lease are $6,000 for the year ending December 31, 2002 of which $1,000 represents total interest to be paid and $5,000 was included in liabilities at December 31, 2001.

On March 28, 2001, the Company entered into a Manufacturing and Supply Agreement (the "Agreement") with Ferrotec Corporation ("Ferrotec"), a Tokyo-based manufacturer. The Agreement grants to Ferrotec the exclusive right to manufacture CCS units in certain countries primarily located in the Far East (the "Territory") for ultimate distribution by Amerigon to its customers within the Territory, with the understanding that the parties will enter into good faith negotiations to establish a joint venture for the purpose of purchasing, marketing, selling and distributing the CCS units in the Territory. The Territory includes China, Japan, Taiwan, Korea, India, Thailand, Vietnam, Malaysia, Indonesia and the Philippines. The initial term of the Agreement began April 1, 2001 and expires on April 1, 2011. The $2,000,000 fee paid by Ferrotec to the Company in connection with the Agreement has been recorded as a deferred manufacturing agreement liability on the consolidated financial statements and is being amortized as an offset to cost of sales expense on a straight-line basis over the term of the Agreement at a rate of $200,000 a year. Ferrotec also entered into a Subscription Agreement with the Company, whereby Ferrotec purchased 200,000 shares of unregistered Common Stock at $5.00 per share. The Subscription Agreement grants Ferrotec demand registration rights beginning one year from the closing of the Subscription Agreement and piggy-back registration rights if the Company proposes to register any securities before then. The Company received the $2,000,000 and $1,000,000 payments under the two agreements in April 2001.

Note 16 — Related Party Transactions

Investment in BSST / Restricted Cash

Dr. Lon Bell, the founder and Vice Chairman of Amerigon, established BSST as a Delaware limited liability company in August 2000. BSST is engaged in a research and development effort to improve the efficiency of thermoelectric devices. The objective of these efforts is to expand the applications of thermoelectric devices to automotive and non-automotive applications that could include, for example, temperature control and power generation.

In September 2000, the Company entered into an option agreement with BSST to purchase 2,000 Series A Preferred Shares, which represents a 90% interest in BSST, for $2,000,000. At December 31, 2001, the Company has paid to BSST $1,369,000 and is required to pay an additional $631,000 in installments of no more than $133,000 in any month. This acquisition was accounted for by the purchase method of accounting. The Preferred Shares give the Company a 90% voting interest and a 90% interest in the results of operations of BSST. At the time of the exercise of its option, the Company recorded a charge to research and development costs of $357,000 representing the excess of its investment to date in BSST over the proportional underlying net assets of BSST. In addition, the Company recorded $136,900, which reflects 10% of the installments paid to BSST per the option agreement, as research and development expense.

The consolidated financial statements at December 31, 2001, reflect the consolidated financial position and consolidated operating results of the Company and, since June 1, 2001, BSST. Intercompany accounts have been eliminated in consolidation. The 10% of BSST not owned by the Company is reflected as minority interest. Had the acquisition of BSST occurred as of January 1, 2001, the pro forma consolidated net loss for the year ended December 31, 2001, would not have been significantly different.

Restricted cash represents cash that is available exclusively to BSST.

Outsourcing of Production

In January 2002, the Company began outsourcing production of product for its North American customers to a supplier plant in Chihuahua, Mexico. The supplier is an affiliate of Big Beaver Investments LLC (one of the Company's two major shareholders). A significant cost reduction was achieved by the outsourcing of production to this plant. The Company anticipates the first shipments from this supplier plant in March 2002.

EV

On March 23, 1999, the Company's Board of Directors agreed to form a subsidiary to hold the Company's electric vehicle (EV) operations. Pursuant to discussions held among the Company's Board of Directors and Dr. Bell, Vice Chairman of the Board and a shareholder of the Company, the Company agreed to sell to Dr. Bell a 15% interest in the EV subsidiary for $88,000. On March 29, 1999, the 15% was sold to Dr. Bell and was reflected as paid-in capital. On May 26, 1999, the shareholders voted to sell the remaining interest, 85%, of the EV subsidiary to Dr. Bell in exchange for all of his Class B Common Stock (Note 10). The Company recorded a loss of $36,000 on the transfer of related assets to Dr. Bell.

Lease of Building in Irwindale, California

The Company leases its current facility in Irwindale, California from a partnership controlled by Dr. Bell, the founder and Vice Chairman of the Company (Note 15).

Note 17 — Segment Reporting

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires the Company to disclose certain segment information used by management for making operating decisions and assessing the performance of the Company. Essentially, management evaluates the performance of its segments based primarily on operating results before depreciation and selling, general and administrative costs. Such accounting policies used are the same as those described in Note 3.

The Company's reportable segments are as follows:

- *Climate Control Seats (CCS)* — variable temperature seat climate control system designed to improve the temperature comfort of automobile passengers.
- *BSST LLC (BSST)* — a subsidiary engaged in a research and development effort to improve the efficiency of thermoelectric devices and develop products based on this new technology.
- *Radar (AmeriGuard)* — radar-based sensing system that detects objects that reflect radar signals near the automobile and provides an audible or visual signal as the driver approaches the object. In December 2000, the Company's Board of Directors decided to cease funding the development of AmeriGuard in order to focus the Company's resources on marketing the CCS product and developing the next generation CCS device.

The table below presents information about the reported revenues and operating loss of Amerigon for the years ended December 31, 2001, 2000 and 1999 (in thousands, except footnote). Asset information by reportable segment is not reported, since management does not produce such information.

	CCS	BSST	AmeriGuard	Reconciling Items	As Reported
2001					
Revenue	$6,447	$ —	$ —	$ —	$6,447
Operating loss	(1,848)	(991)	—	(4,548)(1)	(7,387)
2000					
Revenue	$6,886	$ —	$ —	$ —	$6,886
Operating loss	(2,798)	—	(689)	(6,088)(1)	(9,575)
1999					
Revenue	$ 336	$ —	$ —	$ —	$ 336
Operating loss	(3,316)	—	(847)	(3,481)(1)	(7,644)

(1) Represents selling, general and administrative costs of $4,330,000, $5,859,000 and $3,255,000, respectively, and depreciation expense of $218,000, $229,000 and $226,000, respectively, for years ended December 31, 2001, 2000 and 1999.

Revenue information by geographic area (in thousands):

	2001	2000	1999
United States	$2,868	$4,271	$336
Asia	3,579	2,615	—
Total Revenues	$6,447	$6,886	$336

In 2001, two customers, one foreign (NHK) and one domestic (JCI), represented 56% and 43%, respectfully, of the Company's sales. In 2000, two customers, one foreign (NHK) and one domestic (JCI), represented 38% and 61%, respectively, of the Company's sales. In 1999, one customer (JCI) represented 87% of the Company's sales.

Note 18 — Subsequent Events

In January 2002, Ford announced that our CCS product would be offered as an option in the 2003 Expedition SUV. The 2003 Expedition will be available to the public in early summer 2002.

In January 2002, the Company began outsourcing production of product for its North American customers to a supplier plant in Chihuahua, Mexico. The supplier is an affiliate of Big Beaver Investments LLC (one of the Company's two major shareholders). A significant cost reduction was achieved by the outsourcing of production to this plant. The Company anticipates the first shipments from this supplier plant in March 2002.

On February 12, 2002, the Class A warrants to purchase 1,993,264 shares of Common Stock (Note 11) expired without any being exercised and, as a result, the contingent warrants issued by the Company are no longer exercisable as these contingent warrants were only exercisable to the extent that the Class A Warrants were exercised.

On February 25, 2002, the Company completed the sale of 4,333,368 shares of Common Stock and warrants to purchase 2,166,684 shares of Common Stock in a Private Placement (the "2002 Private Placement") to selected institutional and accredited investors, resulting in total proceeds of $6,500,052, less issuance costs of $652,000. The $6,500,052 excludes $2,580,903 of a bridge loan and accrued interest (Note 7), which was exchanged by Big Beaver, the lender of the bridge loan, for 1,720,602 shares of Common Stock and warrants to purchase 860,301 shares of Common Stock. As partial compensation for service rendered in the Private Placement, Roth Capital Partners, LLC, was granted a warrant to purchase up to 550,005 shares of the Company's Common Stock at $2.00 per share. The value of such warrant of $985,000 was determined using the Black-Scholes model and will be recorded as a non-cash offering cost to paid in capital. The pro forma effect of the 2002 Private Placement is reflected in the Company's consolidated financial statements. The warrants issued in the private placement have an exercise price of $2.00 per share and expire on February 25, 2007. The expiration date of the warrants may be extended if the Company fails to maintain the effectiveness of a registration statement to be filed with the Securities and Exchange Commission in accordance with the terms of a registration rights agreement with the investors.

Upon completion of the 2002 Private Placement:

- a "change of ownership" under applicable federal tax statutes and regulations may have occurred, potentially subjecting approximately $18.8 million of the Company's current net operating losses (Note 5) to annual limitations against income in future periods; and
- the number of shares of Common Stock issuable upon exercise, and the exercise price, of the warrant (Note 11) issued in conjunction with the 2000 Bridge Loan (Note 7) were adjusted to 166,667 and $1.50, respectively.

Note 19 — Unaudited Pro Forma Balance Sheet Information

The consolidated unaudited pro forma balance sheet reflects the completion of the 2002 Private Placement as if this transaction, as discussed in Note 18, had occurred on December 31, 2001. If the 2002 Private Placement had occurred on December 31, 2001, the basic and diluted net loss per share would have been $0.48.

AMERIGON INCORPORATED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions from Reserves	Balance at End of Period
Allowance for Doubtful Accounts					
Year Ended December 31, 1999	101	16	—	(59)	58
Year Ended December 31, 2000	58	—	—	(3)	55
Year Ended December 31, 2001	55	—	—	(5)	50
Allowance for Inventory					
Year Ended December 31, 1999	100	121	—	(101)	120
Year Ended December 31, 2000	120	60	—	(12)	168
Year Ended December 31, 2001	168	—	(168)	—	—
Allowance for Deferred Income Tax Assets					
Year Ended December 31, 1999	13,067	2,872	—	—	15,939
Year Ended December 31, 2000	15,939	4,398	—	—	20,337
Year Ended December 31, 2001	20,337	2,754	—	—	23,091

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amerigon Incorporated

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 22 present fairly, in all material respects, the financial position of Amerigon Incorporated at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page 22 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Orange County, California
March 20, 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERIGON INCORPORATED

By: /s/ OSCAR B. MARX III

Oscar B. Marx III
Chief Executive Officer

March 22, 2002
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below hereby authorizes Oscar B. Marx III and Sandra L. Grouf, or any of them, as attorneys-in-fact to sign on his or her behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Signature	Capacity	Date
/s/ OSCAR B. MARX, III OSCAR B. MARX, III	Chief Executive Officer and Director (Principal Executive Officer)	March 22, 2002
/s/ SANDRA L. GROUF SANDRA L. GROUF	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 22, 2002
/s/ LON E. BELL LON E. BELL	Director	March 22, 2002
/s/ FRANCOIS J. CASTAING FRANCOIS J. CASTAING	Director	March 22, 2002
/s/ JOHN W. CLARK JOHN W. CLARK	Director	March 22, 2002
/s/ PAUL OSTER Paul Oster	Director	March 22, 2002
/s/ JAMES J. PAULSEN JAMES J. PAULSEN	Director	March 22, 2002

AMERIGON

Leader in Advanced Automotive Technologies

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Amerigon Incorporated – 2001 Annual Report to Stockholders

Ladies and Gentlemen:

On behalf of Amerigon Incorporated (the "Company"), and pursuant to rule 14a-3c under the Securities Exchange Act of 1934, as amended, enclosed are seven (7) copies of the Company's 2001 Annual Report to Stockholders. The company commenced mailing the enclosed Annual Report to its stockholders on May 3, 2002.

Please acknowledge receipt of the enclosed materials by file stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Respectfully,

Sandra L. Grouf
Chief Financial Officer

cc: Mark Uyeda, O'Melveny & Myers

SEC MAIL PROCESSING
RECEIVED
MAY 21 2002
WASH., D.C. 155 SECTION

5462 Irwindale Avenue, Irwindale, CA 91706-2058 • Telephone 626-815-7400 • Fax 626-815-7401

Amerigon Incorporated

5462 Irwindale Avenue
Irwindale, CA 91706

NOTICE OF ANNUAL MEETING

Dear Stockholder:

On Wednesday, May 22, 2002, Amerigon Incorporated, a California corporation, will hold its 2002 Annual Meeting at its headquarters located at 5462 Irwindale Avenue, Irwindale, California 91706-2058. The meeting will begin at 10:00 a.m. (local time).

Only holders who owned common stock or Series A preferred stock at the close of business on the record date, April 19, 2002, can vote at the Annual Meeting or any adjournments that may take place. At the Annual Meeting, you will be asked to:

1. Elect directors to the Board of Directors;
2. Approve amendments to the 1997 Stock Incentive Plan; and
3. Attend to other business properly presented at the meeting.

The Board of Directors recommends that you vote in favor of each of the proposals outlined in this proxy statement.

A copy of our 2001 Annual Report, which included audited financial statements for the year ended December 31, 2001, is being mailed with this proxy statement. The approximate date of mailing for these proxy materials is April 30, 2002.

By order of the Board of Directors,

Sandra L. Grouf
Chief Financial Officer and Secretary

April 30, 2002

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

[This Page Intentionally Left Blank]

QUESTIONS AND ANSWERS

1. Q: **What am I voting on?**

   A: You are being asked by the Board of Directors to vote on the following matters:

   (1) The election of nominees to serve on the Board of Directors; and

   (2) The approval of an amendment to the 1997 Stock Incentive Plan (the "1997 Plan").

   These two matters are summarized beginning on page 4 and discussed more fully beginning on page 5.

2. Q: **How does the Board of Directors recommend I vote on the proposal?**

   A: The Board of Directors recommends a vote **FOR** each of the nominees to serve on the Board of Directors and **FOR** the amendment to the 1997 Plan.

3. Q: **Who is entitled to vote?**

   A: Each common stockholder and each Series A preferred stockholder as of the close of business on the record date, April 19, 2002, is entitled to vote at the Annual Meeting.

4. Q: **How do I vote?**

   A: Sign and date each proxy card you receive and return it in the prepaid envelope. You have the right to revoke your proxy at any time before the meeting by:

   (1) notifying us in writing;

   (2) voting in person; or

   (3) returning a later-dated proxy card.

5. Q: **Who will count the vote?**

   A: A representative of U.S. Stock Transfer Corporation will count the votes and act as the inspector of election.

6. Q: **Is my vote confidential?**

   A: Proxy cards, ballots and voting tabulations that identify individual shareholders are mailed or returned directly to U.S. Stock Transfer Corporation and handled in a manner that protects your voting privacy. Your vote will not be disclosed except: (1) as needed to permit U.S. Stock Transfer Corporation to tabulate and certify the vote; (2) as required by law; or (3) in limited circumstances such as a proxy contest in opposition to the Board of Directors.

7. Q: **What shares are included on the proxy card(s)?**

   A: The shares on your proxy card(s) represent ALL of your shares. If you do not return your proxy card(s), your shares will not be voted.

8. Q: **What does it mean if I get more than one proxy card?**

   A: If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. Whenever possible, we encourage you to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, U.S. Stock Transfer Corporation, at 1745 Gardena Avenue, Suite 200, Glendale, California 91204, telephone number (818) 502-1404.

9. Q: **What is required to approve each proposal?**

A: As of the record date, 10,771,230 shares of common stock and 9,000 shares of Series A preferred stock were issued and outstanding. Each common stockholder is entitled to one vote for each share held. Each preferred stockholder is entitled to one vote for each share of common stock into which a share of Series A preferred stock could have been converted on the record date. As of the record date, the preferred stockholders were entitled to convert their shares into 5,373,134 shares of common stock.

Other than with respect to the election of directors, the preferred stockholders are entitled to vote, together with the common stockholders, as a single class with respect to any proposal upon which the common stockholders have the right to vote.

Once a quorum has been established, the following votes are required to approve each proposal:

(1) For the election of directors, the five nominees who receive the most votes of the preferred stockholders and the one nominee who receives the most votes of the common stockholders will be elected directors.

(2) A majority of the shares of the common stockholders and the preferred stockholders (on an as-converted basis) voting as a single class at the Annual Meeting must be voted in favor of the amendment to the 1997 Plan.

If a broker indicates on its proxy that it does not have discretionary authority to vote on a particular matter, the affected shares will be treated as not present and not entitled to vote with respect to that matter, even though the same shares may be considered present for quorum purposes and may be entitled to vote on other matters. In the absence of instructions, shares represented by valid proxies will be voted as recommended by the Board of Directors.

10. Q: **What is a "quorum"?**

A: A "quorum" is a majority of the outstanding shares entitled to vote. They may be present or represented by proxy. For the purposes of determining a quorum, shares held by brokers or nominees will be treated as present even if the broker or nominee does not have discretionary power to vote on a particular matter or if instructions were never received from the beneficial owner. These shares are called "broker non-votes." Abstentions will be counted as present for quorum purposes.

11. Q: **Can I cumulate my votes for directors?**

A: You cannot cumulate votes (*i.e.*, cast a number of votes greater than the number of your shares) for directors unless (1) the nominee's or nominees' names were placed in nomination prior to the election and (2) you gave us notice prior to the commencement of voting of your intention to cumulate votes. As of the date of this proxy statement, we have not received this notice from any stockholders. If you decide to cumulate your votes, and you give us notice of your decision in time, you will be entitled to cast a number of votes equal to the number of shares you hold multiplied by one (the number of directors to be elected) in the case of the common stockholders or five in the case of the preferred stockholders. You may then decide to cast these votes for a single nominee or to distribute your votes among two or more nominees. Your proxy will permit Sandra L. Grouf and James L. Mertes to cumulate votes if any shareholder decides to cumulate votes.

12. Q: **How will voting on any other business be conducted?**

A: Although we do not know of any business to be considered at the Annual Meeting other than the proposals described in this proxy statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to Sandra L. Grouf and James L. Mertes to vote on such matters at their discretion.

13 Q: **When are shareholder proposals for the 2003 Annual Meeting due?**

A: All shareholder proposals to be considered for inclusion in next year's proxy statement must be submitted *in writing* to Sandra L. Grouf, Corporate Secretary, Amerigon Incorporated, 5462 Irwindale Avenue, Irwindale, California 91706 by January 1, 2003. Any proposal received after this date will be considered untimely. Until further notice, a shareholder proposal (other than in respect of a nominee for election to the Board of Directors) to be presented at the 2003 Annual Meeting, but not submitted for inclusion in the proxy statement, will be considered untimely if received after March 16, 2003. Any proposal must comply with the federal securities laws.

14. Q: **Who is soliciting my proxy?**

A: This solicitation is being made by the Board of Directors on behalf of the Company.

15. Q: **How much did this proxy solicitation cost?**

A: U.S. Stock Transfer Corporation was hired to assist in the distribution of proxy materials and solicitation of votes for $3,200, plus estimated out-of-pocket expenses of $500. We also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

PROPOSALS YOU MAY VOTE ON

1. **Election of Directors.**

There are six nominees for election this year. Detailed information on each nominee is provided beginning on page 5.

The preferred stockholders will elect five nominees to the Board of Directors. John W. Clark, Oscar B. Marx, III, Paul Oster, Francois J. Castaing and James J. Paulsen have been nominated for election as directors by the preferred stockholders.

The common stockholders will elect one nominee to the Board of Directors. Dr. Lon E. Bell has been nominated for election as director by the common stockholders.

All directors are elected annually and normally serve a one-year term until the next Annual Meeting. If any of the nominees become unavailable to stand for re-election at the Annual Meeting, the Board of Directors may designate a substitute. Proxies voting on the original nominee will be cast for the substitute.

The Board of Directors unanimously recommends a vote FOR each of these nominees.

2. **Approval of Amendment to the 1997 Stock Incentive Plan**

At the Annual Meeting, stockholders will be asked to approve an amendment to the 1997 Plan. The amendment consists primarily of three objectives: (1) An increase in the aggregate number of shares available under the 1997 Plan; (2) The inclusion of non-employee directors into the eligible class of persons for discretionary awards; and (3) The addition of initial option grants under the Non-Employee Director Program.

The Board of Directors unanimously recommends a vote FOR the approval of the amendment to the 1997 Plan.

NOMINEES FOR THE BOARD OF DIRECTORS
(Item 1 on the Proxy Card)

The following table sets forth certain information regarding the nominees for election to the Board of Directors for a one-year term. The two preferred stockholders, Big Beaver Investments LLC and Westar Capital II LLC, have an agreement to allocate the five seats on the Board of Directors to be elected by the preferred stockholders, pursuant to which Big Beaver will nominate two directors, Westar Capital will nominate two directors, and they will jointly select the fifth person who is an expert in the automotive industry. Mr. Marx and Mr. Oster were nominated by Big Beaver, Mr. Clark and Mr. Castaing were nominated by Westar Capital, and Mr. Paulsen is the nominated automotive expert.

Dr. Bell has been nominated for the one seat on the Board of Directors to be elected by the common stockholders. Fewer nominees are named than the number provided for in our governing instruments, because Richard A. Weisbart resigned as a director in October 2001 and the Board has not yet elected a director to replace him.

Name	Age	Last Five Years	Director Since
Lon E. Bell, Ph.D	61	Founded the Company in 1991 and has served as Vice Chairman of the Board of Directors since 1999. From the Company's formation, Dr. Bell served as Director of Technology until 2000, Chairman of the Board and Chief Executive Officer until 1999, and President until 1997. Dr. Bell currently heads BSST LLC, the Company's research and development subsidiary. Previously, Dr. Bell co-founded Technar Incorporated, which developed and manufactured automotive components. Dr. Bell served as Technar's Chairman and President until selling majority ownership to TRW Inc. in 1986. Dr. Bell continued managing Technar, then known as TRW Technar, as its President until 1991. Dr. Bell received a bachelor's degree in mathematics in 1962, a master's degree in rocket propulsion in 1963, and a Ph.D. in mechanical engineering in 1968 from the California Institute of Technology. Dr. Bell is a director of AEVT.	1991
Francois J. Castaing	56	Retired in 2000 as technical advisor to the Chairman of DaimlerChrysler. Prior to his retirement, Mr. Castaing spent thirteen years with Chrysler Corporation running Chrysler International Operations outside of North America. From 1980 to 1987, Mr. Castaing was with American Motors where he was Vice President of Engineering and later Group Vice President Product and Quality until Chrysler acquired that company. Mr. Castaing began his career with Renault as Technical Director for Renault Motorsport Programs. Mr. Castaing is Chairman of the Detroit Science Center, Chairman Emeritus of the French American Chamber of Commerce, Michigan Chapter and Chairman of the French American Automotive Business Association.	2001
John W. Clark	57	Managing Partner of Westar Capital Associates, a private equity investment company, since 1995. From 1990 to May 1995, Mr. Clark was a private investor. Prior to 1990, he was President of Valentec International Corporation, a producer of metal and electronic components for military and commercial products. Mr. Clark is a director of All Post, Inc., Doskocil Manufacturing Company, Inc., Harper Leather Goods, Inc., Southland Windows, Inc., Igloo Products Corp., Verteq, Inc., Tecstar, Inc., and Soff-Cut International, Inc.	1996

Name	Age	Last Five Years	Director Since
Oscar B. Marx, III	63	Chief Executive Officer since October 2001 and Chairman of the Board since 1999. Prior to becoming CEO of Amerigon, Mr. Marx served as President and CEO of TMW Enterprises, a private investment firm located in Troy, Michigan, since 1995. In 1994, Mr. Marx was President and Chief Executive Officer of Electro-Wire Products, a significant tier one electrical distribution systems supplier to the automotive industry. Prior to Electro-Wire, Mr. Marx had a long and illustrious career at Ford, having retired from Ford Motor Company in 1994 as Vice President of their Automotive Components Group (currently known as Visteon), with revenues of $11 billion at the time he was responsible for the operation. Mr. Marx is a director of Tesma International, Inc., Parametric Technology Corporation, and SMTEK International, Inc. He also is a director of Pullman Industries, Inc., TMW Enterprises, EcoAir, Inc., and Vehicular Technologies, Inc.	1999
Paul Oster	45	Chief Financial Officer of TMW Enterprises since 1995. Prior to becoming Chief Financial Officer at TMW, Mr. Oster was Corporate Controller of Electro-Wire Products, a major supplier of electrical distribution systems to the automotive industry. Mr. Oster is also a Certified Public Accountant, having previously worked for Price Waterhouse and Ernst and Whinney. Mr. Oster is a director of Pullman Industries, Inc.	1999
James J. Paulsen	62	Retired Ford Motor Company senior executive. Until his retirement in 1995, he served as President of Ford's China Operations, initiating Ford's entry into the China market. He was also Executive Director of the Corporate Quality Control Office reporting to the company President. He had also been General Manufacturing Manager for several of Ford's major component plants.	1999

Vote Required. The five nominees who receive the most votes of the preferred stockholders and the one nominee who receives the most votes of the common stockholders will be elected directors.

STATEMENT ON CORPORATE GOVERNANCE

Board Operations and Meetings

The Board of Directors held nine meetings during 2001, and all directors attended at least 75% of the Board meetings and relevant committee meetings.

Committee Structure

Although the full Board of Directors considers all major decisions, the Board has established two standing committees to more fully address certain areas of importance. The Board does not have a standing nominating committee. The two committees, each comprised only of non-employee directors, are:

- *Audit Committee:* The Audit Committee provides advice and assistance to the Board on accounting and financial reporting practices. It also reviews the scope of audit work and findings of the independent public accounting firm who serves as our auditors and monitors the work of our internal auditors. During 2001, the Audit Committee consisted of Messrs. Clark and Paulsen and, upon his appointment to the Board in 2001, Mr. Castaing. All members of the Audit Committee are independent under the listing standards of The Nasdaq Stock Market. The Audit Committee held five meetings in 2001.

- **Compensation Committee:** The Compensation Committee reviews and makes recommendations to the Board of Directors concerning the compensation arrangements of our executive officers and administers the 1997 Plan to determine awards to be made thereunder. During 2001, the Compensation Committee consisted of Messrs. Clark and Paulsen. The Compensation Committee held two meetings in 2001.

DIRECTORS' COMPENSATION

Directors who are employees of the Company or its subsidiaries are not paid additional compensation for serving as directors. Mr. Castaing received an option to purchase 5,000 shares of common stock upon his appointment as director on the Board of Directors in 2001. Messrs. Castaing and Paulsen each received options to purchase 10,000 shares of common stock for their service in 2001 on a special committee with the Board of Directors relating to the Company's financing alternatives. No retainer, consulting, or other fees (other than reimbursement for expenses incurred by attending Board of Directors and committee meetings) are paid to directors as consideration for their service in their capacity as directors, except for the options described below.

Pursuant to the 1997 Plan, each non-employee director is automatically granted options to purchase 1,000 shares of common stock on the first business day of each calendar year. The exercise price of these options is the fair market value of shares of the common stock on the date of the grant and the option has a term of ten years (subject to reduction under certain circumstances). During 2000 and 2001, Messrs. Marx, Oster and Clark waived their right to receive options as non-employee directors under the 1997 Plan.

EXECUTIVE COMPENSATION

Executive Officers

Oscar B. Marx, III, 63, has served as Chief Executive Officer since October 2001. See "Nominees for the Board of Directors" for Mr. Marx's full biography.

Sandra L. Grouf, 42, has served as Chief Financial Officer since November 2001. Ms. Grouf has served as the Treasurer and Secretary since April 1999. She joined the Company in March 1998 as Manager of General Accounting and was appointed Corporate Controller in April 1999. Previously, she worked with Pro-One Manufacturing Incorporated, a custom motorcycle accessory manufacturer and supplier, from 1994 through 1997 as Corporate Controller and Treasurer.

Daniel R. Coker, 49, has served as Vice President of Sales and Marketing since joining the Company in March 1996. Previously, he worked with Arvin, Inc., a tire pressure sensor manufacturer, from 1986 through 1995 as Vice President and General Manager of North American Operations. Mr. Coker received his bachelor's degree from Tennessee Technological University in 1974.

James L. Mertes, 49, has served as Vice President of Quality and Operations since 1994. He joined the Company in December 1993 as Vice President of Quality. Immediately prior, Mr. Mertes was Director of Quality at TRW Sensor Operations, a unit of TRW Inc., for two years.

Lon E. Bell, Ph.D., 61, has served as President of BSST, our research and development subsidiary, since September 2000. See "Nominees for the Board of Directors" for Dr. Bell's full biography.

Jürgen Brachetti, 42, has served as Vice President of European Operations since November 2000. Previously he worked as a technology consultant in Europe advising industry and municipal governments, from 1999 to 2000. Prior to that he was the Managing Director, Sales and Marketing, from 1997 to 1999 for Mannesmann Autocom, an automotive parts manufacturer. From 1996 to 1997, Dr. Brachetti was the Sales Director and Account Manager for Hella Hueck KG, also an automotive parts manufacturer.

Executive Compensation Table

The following table sets forth information on the compensation of our Chief Executive Officer and our five most highly compensated executive officers earning at least $100,000 in 2001 (the "Named Executive Officers") for each of the three most recent fiscal years:

		Annual Compensation			Long-Term Compensation Awards
			Bonus		Securities
Name/Position	Year	Salary	Cash	Stock(1)	Underlying Options(#)
Richard A.Weisbart(2)	2001	$186,531	—	—	—
President and Chief	2000	$221,403	$77,700	$52,500	—
Executive Officer	1999	$194,251	$26,030	—	180,000
Oscar B. Marx, III(3)	2001	—	—	—	54,000
Chief Executive Officer	2000	—	—	—	—
	1999	—	—	—	—
Lon E. Bell, Ph.D(4)	2001	$173,077	—	—	—
President, BSST LLC	2000	$150,546	$56,609	—	—
	1999	$144,490	$18,964	—	82,500
Daniel R. Coker	2001	$189,959	—	—	—
Vice President of Sales and	2000	$187,324	$40,800	$39,000	—
Marketing	1999	$160,552	$13,668	—	125,000
James L. Mertes	2001	$181,613	—	—	—
Vice President of Quality	2000	$136,541	$29,619	$42,000	—
and Operations	1999	$115,745	$ 9,649	—	75,000
Jürgen Brachetti	2001	$152,801	—	—	—
Vice President of European	2000	$ 25,195	—	—	50,000
Operations	1999	—	—	—	—

(1) Represents stock bonuses issued through the 1997 Plan. Of the amounts disclosed, only $34,650, $25,740, and $27,720 were awarded in stock to Messrs. Weisbart, Coker and Mertes, respectively, and the balance of such amounts disclosed were paid in cash to cover the estimated taxes payable with respect to such stock bonuses. An aggregate amount of $184,869 in stock (plus an additional $95,236 in cash) was awarded to other employees.

(2) Mr. Weisbart resigned in October 2001. Options awarded to Mr. Weisbart have not been exercised and have expired as of April 2002.

(3) Mr. Marx was appointed Chief Executive Officer in October 2001.

(4) Dr. Bell has an option for 58,824 Class A Common Units of BSST, which vest and become exercisable for no additional consideration upon the completion of certain milestones. In addition, Dr. Bell has entered into a revenue sharing agreement in September 2000 with BSST for certain intellectual property contributed to BSST by Dr. Bell. Dr. Bell has not received any payments to date pursuant to such revenue sharing agreement. See "Certain Transactions—Option to Invest in BSST, LLC".

Option Grants in Last Fiscal Year

No stock option grants were awarded to any of the Named Executive Officers in 2001, except Mr. Marx. As compensation for Mr. Marx's services as Chief Executive Officer, we have agreed to grant Mr. Marx an option for 18,000 shares of common stock per month for each month he serves as Chief Executive Officer under the 1997 Plan. These options are granted on the last business day of each month of service with an exercise price equal to the closing price of our common stock on the date of grant.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name/Position	Number of Securities Underlying Option Grant	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
Oscar B. Marx, III	18,000	18.18	$1.05	10/31/11	$5,222	$11,539
Chief Executive Officer	18,000	18.18	$1.51	11/30/11	$7,509	$16,594
	18,000	18.18	$1.07	12/31/11	$5,321	$11,758

Aggregated Option Exercises and Year-End Values

None of the Named Executive Officers exercised any options during 2001. The following table sets forth information concerning the number of unexercised stock options held by the Named Executive Officers on December 31, 2001.

	Number of Securities Underlying Unexercised Options at December 31, 2001		
Name	Exercisable	Unexercisable	Value of Unexercised In-The-Money Options at December 31, 2001
Richard A. Weisbart(1)	117,999	108,001	—
Oscar B. Marx, III	54,000	—	$49,727
Lon E. Bell, Ph.D.	79,250	11,250	—
Daniel R. Coker	74,056	65,844	—
James L. Mertes	39,554	45,667	—
Jürgen Brachetti	12,500	—	—

(1) Mr. Weisbart resigned in October 2001. As of April 30, 2002, the options granted to Mr. Weisbart have not been exercised and have expired.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

During 2001, the directors comprising the Compensation Committee were Messrs. Clark and Paulsen. The Committee determines the compensation of the executive officers, including the compensation in the form of awards under the 1997 Plan.

Our executive compensation programs are designed to provide competitive levels of compensation in order to attract, retain and motivate highly-qualified employees, tie individual total compensation to individual and our performance, and align the interests of directors and executive officers with those of our shareholders. Our executive compensation consists of three components: Base salary, bonus and incentive awards.

Base Salaries. In determining salaries for executive officers, the Committee reviews base salary ranges for competitive positions in the market. The Committee generally attempts to set base salary at or near the midpoint of prevailing salaries for comparable positions at comparable companies. In determining annual increases in base salary, the Committee considers (in addition to competitive factors) the recommendations of the Chief Executive Officer and, in some instances, other members of senior management, although no officer makes recommendations or participates in decisions with respect to his or her own compensation. Management's recommendations and the Committee's determinations are based on a subjective assessment of the relative contributions made by the executive officer to our success in achieving its strategic objectives. Such contributions are measured on the basis of various subjective and objective criteria, which are appropriate for the officer's position and responsibilities within the Company. Examples of such criteria include leadership, division or department performance relative to our budget and strategic plan for the year, achievement of certain project milestones, and improvements in customer satisfaction.

Bonuses. The Committee may, in its discretion, award stock bonuses under the 1997 plan or cash bonuses to executive officers as an additional performance incentive and to recognize extraordinary contributions to our performance relative to its strategic plan. Such bonuses are subjectively determined by the Committee using substantially the same processes and factors as are described above for determining salary increases, but without regard to competitive factors. The Committee also favors performance-based bonuses relating to achievement of milestone objectives.

Incentive Awards. Options to purchase common stock and restricted stock awards may be granted to executive officers under the 1997 Plan at the discretion of the Committee. The Committee believes that such awards link the interests of management and shareholders by providing incentives to management to build shareholder value.

Stock options are typically granted to an executive officer as an inducement to commence employment with the Company. Thereafter, additional grants of stock options may be made to such executive officer in the discretion of the Committee to reward the performance of such officer or for other reasons. In determining option grants, the Committee considers a number of factors (including the officer's performance, his or her position within the Company, and the number of shares or options currently held by the officer), although the Committee does not attach greater weight to any one factor over the others.

Chief Executive Officer Compensation. The compensation for Mr. Weisbart for 2001 was determined pursuant to the same factors and criteria used in evaluating the compensation packages of our other executive officers. Due to the cash position of the Company at the time of Mr. Marx's appointment as chief executive officer, it was determined that Mr. Marx would receive monthly option grants equal to the compensation of other executive officers if he were to receive cash payments.

Internal Revenue Code Section 162(m). Given the current compensation levels of our executive officers and our reported losses for federal income tax purposes, the Committee does not presently anticipate that the limitation contained in Section 162(m) of the Internal Revenue Code will affect the deductibility of compensation paid to our executive officers.

John W. Clark
James J. Paulsen

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement, in whole or in part, the foregoing report of the Compensation Committee shall not be incorporated by reference into any such filings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2001, John W. Clark and James J. Paulsen comprised the Compensation Committee. No member of the Compensation Committee is a former or current officer or employee.

CERTAIN TRANSACTIONS

Bridge Loan and Private Placement

In September 2001, we obtained a bridge loan facility from Big Beaver Investments LLC (one of our two holders of preferred stock and then representing 28.1% ownership on an as converted basis) for an aggregate principal amount of up to $1,500,000. Oscar B. Marx, III, our Chief Executive Officer and Chairman of the Board, and Paul Oster, a director of the Company, are executive officers with TMW Enterprises, an affiliate of Big Beaver. The bridge loan accrued interest at 10% per annum, payable at maturity, December 1, 2001 or on the date of the repayment. On December 1, 2001, we amended the bridge loan with Big Beaver to increase the aggregate principal amount to $2,500,000 and with this amendment increased the accrued interest to 12.5% per annum. The amended bridge loan was due on the earlier of March 1, 2002, or upon the occurrence of a trigger event, defined to have occurred when we (or our Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into (or failed to recommend rejection of) any tender or exchange offer, merger, consolidation, liquidation, dissolution, business combination, recapitalization, acquisition, or disposition of a material amount of the assets of securities or any comparable transaction which has not been consented to in writing by Big Beaver. This loan was collateralized by substantially all of our assets. In connection with entering into the bridge loan, we issued to Big Beaver a warrant for the right to purchase 652,174 shares (which was reduced to 326,087 concurrent with completion of our February 2002 private placement) of our common stock at an exercise price of $1.15 per share.

On February 25, 2002, we completed the sale of 4,333,368 shares of our common stock and warrants to purchase 2,166,684 shares of our common stock in a private placement to the Special Situations Funds and the MicroCapital Funds, resulting in gross proceeds of $6,500,052. As a result of the private placement, both fund groups beneficially own more than 5% of our common stock. Concurrently with our private placement, we exchanged $2,580,903 representing the principal amount of the bridge loan and accrued interest with Big Beaver for 1,720,602 shares of common stock and warrants to purchase 860,301 shares of common stock. The warrants issued have an exercise price of $2.00 per share and expire on February 25, 2007.

Outsourcing of Production

In January 2002, we began outsourcing production for North American customers to a supplier plant in Chihuahua, Mexico. The supplier is an affiliate of Big Beaver.

Option to Invest in BSST, LLC

In September 2000, we entered into an option agreement with BSST, LLC, a Delaware limited liability company. BSST was founded by Dr. Lon E. Bell, the founder and a director of the Company, to develop new applications for thermoelectric devices. In December 2000, Dr. Bell resigned his position as Chief Technology Officer of the Company in order to devote his attention full-time to BSST. Under the option agreement, which was exercised in May 2001, we acquired 2,000 Series A Preferred Units of BSST, which would represent a 90% interest, for $2,000,000. At December 31, 2001, $1,369,000 was paid to BSST and the balance of $631,000 is due in installments not in excess of $133,000 in any month.

In May 2001, Dr. Bell entered into an employment agreement with BSST, which called for a base salary of $180,000 per year and an option for 58,824 Class A Common Units of BSST, which vest and become exercisable upon the achievement of certain milestones. The option would increase Dr. Bell's interest in BSST to 15% and reduce our interest to 85%. In addition, Dr. Bell has entered into a revenue sharing agreement with BSST for certain intellectual property contributed to BSST by Dr. Bell. Under BSST's limited liability company agreement, Dr. Bell has been granted certain anti-dilution and pre-emptive rights with respect to his equity interests in BSST.

Lease of Irwindale Facility

We lease our current facility in Irwindale, California from a partnership controlled by Dr. Bell. The lease expires on December 31, 2002, and requires us to pay rent of $20,000 per month.

PERFORMANCE GRAPH

The graph below compares the performance of the common stock to that of the Nasdaq Composite Index and the Nasdaq-100 Index for the period commencing December 31, 1996 and ending December 31, 2001. The indexes assume that the value of the investment in Amerigon's common stock and in each index was $100 on December 31, 1996. The total shareholder returns depicted in the graph are not necessarily indicative of future performance.



DOLLARS
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1997
1998
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2001
AMERIGON, INC.
NASDAQ-100 INDEX
NASDAQ COMPOSITE INDEX

	Cumulative Total Return (as of December 31)					
	1996	1997	1998	1999	2000	2001
Amerigon	100.00	42.55	5.85	10.21	6.81	3.64
Nasdaq Composite Index	100.00	121.64	169.84	315.20	191.36	151.07
Nasdaq-100 Index	100.00	120.63	223.53	451.43	284.10	192.00

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement, in whole or in part, the foregoing Performance Graph shall not be incorporated by reference into any such filings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the beneficial ownership of the common stock and Series A preferred stock as of the record date by (1) each person (including any group) who is known by the Company to own beneficially more than 5% of the outstanding shares of common stock; (2) each director and/or nominee for director; (3) each of the Named Executive Officers; and (4) all executive officers and directors as a group. Beneficial ownership includes any shares which a person has the right to acquire within 60 days after the record date. Except as otherwise noted, each person has sole voting power and investment power with respect to all shares of capital stock listed as owned by such person.

Name and Address of Beneficial Owner(1)	Common Stock: Amount Beneficially Owned and Nature of Beneficial Ownership	Percent of Class(2)	Series A Preferred: Amount Beneficially Owned and Nature of Beneficial Ownership	Percent of Class
Big Beaver Investments LLC(3)	5,826,890	39.6%	4,500(20)	50.0%(21)
Westar Capital II LLC(4)	2,919,902	21.6%	4,500(20)	50.0%(21)
Special Situations Fund III, L.P.(5)(22)	2,800,050	23.9%	0	*
Special Situations Private Equity Fund, L.P.(6)(22)	1,399,950	12.4%	0	*
Special Situations Cayman Fund, L.P.(7)(22)	850,050	7.6%	0	*
Special Situations Technology Fund, L.P.(8)(22)	450,000	4.1%	0	*
Special Situations Funds as a group(22)	5,500,050	48.0%	0	*
MicroCapital Fund LP(9)(23)	590,502	5.4%	0	*
MicroCapital Fund Ltd.(10)(23)	469,700	4.3%	0	*
Nattak Corporation(11)(23)	53,400	*	0	*
MicroCapital Funds as a group(23)	1,113,602	10.0%	0	*
Lon E. Bell, Ph.D(12)	246,986	2.3%	0	*
Oscar B. Marx, III(13)	144,000	1.3%	0	*
Daniel R. Coker(14)	115,914	1.1%	0	*
James L. Mertes(15)	74,485	*	0	*
James J. Paulsen(13)	27,500	*	0	*
Richard A. Weisbart(16)	26,518	*	0	*
Francois Castaing(13)	15,000	*	0	*
John W. Clark(17)	14,400	*	0	*
Jurgen Brachetti(18)	12,500	*	0	*
Paul Oster	2,000	*	0	*
All executive officers and directors as a group (10 persons)(19)	659,058	5.9%	0	*

* Holdings represent less than 1% of all shares outstanding.

(1) Unless otherwise indicated, the address for all shareholders listed is c/o Amerigon Incorporated, 5462 Irwindale Avenue, Irwindale, California 91706.

(2) Includes as outstanding shares for purpose of this calculation the number of shares of common stock outstanding as of the record date plus, in the case of a particular holder, shares of common stock subject to options, warrants or other instruments exercisable for or convertible into shares of common stock within 60 days after the record date held by such holder, as specified in the note accompanying such holder.

(3) Includes 2,686,567 shares of common stock issuable upon conversion of 4,500 shares of Series A preferred stock and 1,269,721 shares of common stock issuable upon exercise of warrants held by Big Beaver Investments LLC.

(4) Includes 2,686,567 shares of common stock issuable upon conversion of 4,500 shares of Series A preferred stock and 83,334 shares of common stock issuable upon exercise of a warrants held by Westar Capital II LLC.

(5) Includes 933,350 shares of common stock issuable upon exercise of a warrant held by Special Situations Fund III, L.P. The address for Special Situations Fund III, L.P. is 153 E. 53rd Street, New York, New York 10022.

(6) Includes 466,650 shares of common stock issuable upon exercise of a warrant held by Special Situations Private Equity Fund, L.P. The address for Special Situations Private Equity Fund, L.P. is 153 E. 53rd Street, New York, New York 10022.

(7) Includes 283,350 shares of common stock issuable upon exercise of a warrant held by Special Situations Cayman Fund, L.P. The address for Special Situations Cayman Fund, L.P. is c/o /o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

(8) Includes 150,000 shares of common stock issuable upon exercise of a warrant held by Special Situations Technology Fund, L.P. The address for Special Situations Technology Fund, L.P. is 153 E. 53rd Street, New York, New York 10022.

(9) Includes 183,334 shares of common stock issuable upon exercise of a warrant held by MicroCapital Fund LP. The address of MicroCapital Fund LP is 410 Jessie Street, Suite 1002, San Francisco, California 94103

(10) Includes 150,000 shares of common stock issuable upon exercise of a warrant held by MicroCapital Fund Ltd. The address of MicroCapital Fund Ltd. is 410 Jessie Street, Suite 1002, San Francisco, California 94103.

(11) The address for Nattak Corporation is West Wind Building, Harbour Drive, George Town, Grand Cayman, Cayman Islands, British West Indies.

(12) Includes 79,250 shares of common stock issuable upon exercise of options.

(13) Includes options to purchase 54,000 shares of common stock granted in 2001 and options to purchase 90,000 shares of common stock to be granted through May 2002. All shares of common stock issuable upon exercise of options.

(14) Includes 100,823 shares of common stock issuable upon exercise of options.

(15) Includes 61,121 shares of common stock issuable upon exercise of options.

(16) Mr. Weisbart resigned as President, Chief Executive Officer and a director of the Company on October 25, 2001.

(17) Includes 2,000 shares of common stock issuable upon exercise of options.

(18) Includes 12,500 shares of common stock issuable upon exercise of options.

(19) Includes 455,194 shares of common stock issuable upon exercise of options granted to executive officers and directors.

(20) On the record date, the 4,500 shares of Series A Preferred Stock held by each of Big Beaver Investments LLC and Westar Capital II, LLC was convertible into 2,686,567 shares of common stock for a total of 5,373,134 shares of common stock.

(21) On the record date, the 5,373,134 shares of common stock issuable upon conversion of all 9,000 outstanding shares of Series A Preferred Stock represented approximately 26.1% of the Company's total potential common equity, comprised of issued and outstanding common stock and common stock issuable upon exercise of Series A Preferred Stock and outstanding warrants.

(22) MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. ("SSTA") is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, SSTA, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

(23) MicroCapital LLC is the general partner and investment advisor to MicroCapital Fund LP, MicroCapital Fund Ltd. and Nattak Corporation. Ian P. Ellis is the principal owner of MicroCapital LLC and has sole responsibility for the selection, acquisition and disposition of the portfolio securities by MicroCapital LLC on behalf of its funds.

APPROVAL OF AMENDMENT TO THE 1997 STOCK INCENTIVE PLAN
(Item 2 on the Proxy Card)

At the Annual Meeting, you will be asked to approve an amendment to the 1997 Plan (the "Amendment"). The Amendment consists primarily of three objectives: (1) An increase in the aggregate number of shares available under the 1997 Plan; (2) The inclusion of non-employee directors into the eligible class of persons for discretionary awards; and (3) The addition of initial option grants under the Non-Employee Director Program. The following is a more detailed summary of the three objectives:

- *Share Increase.* The 1997 Plan limits the aggregate number of shares of common stock that may be issued or delivered. The aggregate share limit is 1,300,000 shares. As of March 31, 2002, approximately 714,289 of the 1,300,000 shares had been issued pursuant to awards or were subject to awards then outstanding, and approximately 585,711 shares were then available for additional 1997 Plan awards.

  The Amendment, if approved by stockholders, will increase the aggregate share limit from 1,300,000 to 1,800,000 (an increase of 500,000 shares), subject to certain adjustments as provided in the 1997 Plan. See "Summary Description of the 1997 Plan—Limits on Awards; Authorized Shares."

- *Eligibility of Non-Employee Directors for Discretionary Awards.* Directors who are not officers nor employees of the Company or any of its subsidiaries (each, a "Non-Employee Director") are currently only eligible to receive annual formula option grants under the Non-Employee Director Program. The Amendment, if approved by stockholders, will make Non-Employee Directors eligible for discretionary awards of options, stock bonuses and restricted stock under the 1997 Plan and eliminates the limit on the aggregate number of shares of common stock that may be issued in connection with such awards. The discretionary awards will be in addition to, and not in lieu of, the automatic option grants under the Non-Employee Director Program. We will have no obligation to grant discretionary awards to Non-Employee Directors.

- *Addition of Initial Options under Non-Employee Director Program.* The Non-Employee Director Program currently provides for an annual option grant to Non-Employee Directors in office on the first business day of each calendar year during the term of the 1997 Plan. The Amendment, if approved by stockholders, will provide for, in addition to the annual option grant, an initial option grant to purchase 5,000 shares to each person who becomes a Non-Employee Director after the date of the Annual Meeting.

The Board of Directors approved the Amendment, subject to stockholder approval, based in part on the belief that the share increase, expanding eligibility for discretionary awards to Non-Employee Directors and providing for initial option grants under the Non-Employee Director Program will provide additional flexibility to structure incentive compensation programs to attract, motivate, reward and retain eligible employees and Non-Employee Directors. The Board of Directors also believes that the Amendment to the 1997 Plan will further align the interests of eligible employees with those of the stockholders. In addition, the Board of Directors has approved, within its own authority under the 1997 Plan, various editorial changes to clarify existing language.

The principal terms of the 1997 Plan, as modified by the Amendment, are summarized below. The following summary is qualified in its entirety by reference to the full text of the 1997 Plan, which is attached to this Proxy Statement as Appendix A, as modified by the Amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the 1997 Plan.

Summary Description of the 1997 Plan

The purpose of the 1997 Plan is to promote the success of the Company by providing an additional means through the grant of stock options, restricted stock awards and stock bonuses (collectively, "Awards"), to attract, retain, motivate and reward key employees, including officers and directors of the Company and its related subsidiaries, and, if the amendment is approved by stockholders, Non-Employee Directors (collectively, "Eligible Persons") by providing incentives related to equity interests in and the financial performance of the Company.

In addition, the 1997 Plan includes an award feature further to attract, motivate and retain experienced and knowledgeable Non-Employee Directors through the automatic grant of nonqualified stock options (also referred to as the "Non-Employee Director Program").

Administration. The 1997 Plan provides that it may be administered by the Board of Directors or a committee consisting of two or more directors (or such greater number of directors as may be required under applicable law), each of whom is "disinterested" as the term is defined for purposes of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside" as such term is defined for purposes of the Internal Revenue Code of 1986, as amended (the "Code"). The 1997 Plan is currently administered by the Compensation Committee of the Board of Directors.

The Committee has broad authority under the 1997 Plan with respect to Awards granted to Eligible Persons:

- To select the Participants and the types of Awards they may receive;
- To determine the number of shares that are subject to Awards and the specific terms and conditions of Awards, including the price (if any) to be paid for the shares and/or the Awards and any vesting criteria;
- To cancel, modify or waive the Company's rights to, or modify, discontinue, suspend or terminate any or all outstanding Awards, subject to any required consents;
- To accelerate or extend the exercisability or extend the term of any or all outstanding Awards within the maximum ten year term;
- To permit a Participant to pay the exercise price of an Option or the purchase price of any shares in one or a combination of the following methods: (1) In cash or by electronic funds transfer; (2) By check payable to the order of the Company; (3) By notice and third party payment in such manner as may be authorized by the Committee; or (4) By the delivery of shares of common stock already owned by the Participant;
- To approve the forms of Award Agreements and construe and interpret the 1997 Plan and make all other determinations necessary or advisable for the administration of the 1997 Plan; and
- To delegate ministerial, non-discretionary functions to officers and employees of the Company.

The grant of Options to Non-Employee Directors under the Non-Employee Director Program is automatic and, to the maximum extent possible, self-effectuating. Although the Committee's discretion does extends to those Options, Board approval or ratification is required for any material amendments to Options granted under the Non-Employee Director Program.

In no case will the exercise price of any Option granted under the 1997 Plan be reduced (by amendment, substitution, cancellation and regrant or other means), unless authorized by stockholders. Adjustments resulting from anti-dilution provisions of the 1997 Plan or a recapitalization, reorganization, or similar transaction affecting the underlying securities are not considered repricing.

Eligibility. Any officer, key employee (whether or not a director) of the Company or its subsidiaries, or, if stockholders approve the Amendment, Non-Employee Director, as determined in the sole discretion of the Committee, is eligible to be granted Awards under the 1997 Plan. In addition, under the Non-Employee Director Program, each Non-Employee Director is automatically granted Nonqualified Stock Options as described below (see "Options under the Non-Employee Director Program").

All of the current officers and all of the current Non-Employee Directors of the Company are among those eligible to receive Awards, subject to the Committee's discretion to determine the particular individuals who, from time to time, will be selected to receive Awards. Currently, there are four Non-Employee Directors and five officers of the Company. The number of key employees of the Company, if any, who will be eligible to receive Awards has not been determined at this time.

Shares Available for Awards. The aggregate number of shares that may be delivered pursuant to all Awards under the 1997 Plan is 1,800,000 shares of the Company's common stock. Various additional share limits are imposed. A maximum of:

- 1,240,000 shares may be subject to Incentive Stock Options granted under the 1997 Plan; and

- 250,000 shares may be issued subject to Awards under the 1997 Plan to any one Eligible Person in any calendar year.

Each share limit and the number and kind of shares available under the 1997 Plan and the exercise price of Options are subject to adjustment in the event of (1) certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and (2) extraordinary dividends or distributions of property to the stockholders. Shares subject to Awards that are not exercised or that expire or are cancelled will again become available for regrant and award purposes under the 1997 Plan to the extent permitted by law. If an Award is settled only in cash, it need not be counted against any of the share limits described above.

The 1997 Plan does not limit the authority of the Board of Directors or the Committee to grant Awards or authorize any other compensation with or without reference to the Company's common stock, under any other plan or authority.

Types of Awards. The 1997 Plan authorizes the grant of Options, Stock Bonuses and Restricted Stock Awards. Except as may be provided in an applicable Award Agreement, no Option granted under the 1997 Plan may be exercisable or may vest until at least six months after the Award Date. Generally speaking, each Award will expire on the date determined by the Committee, but an Option or other rights to acquire common stock will expire not more than ten years after the Award Date.

Transfer Restrictions. Subject to customary exceptions, rights and benefits under Awards under the 1997 Plan are not transferable by the recipient other than by will or the laws of descent and distribution, and are generally only exercisable by the Participant (or, if the Participant has suffered a disability, his or her legal representative). The Committee may, however, permit certain transfers of an Award if the transferor presents satisfactory evidence that the transfer is for estate and/or tax planning purposes to certain related persons or entities and without consideration (other than nominal consideration), or in certain other circumstances.

Stock Options. An option is the right to purchase shares of common stock at a future date at a specified price (the "Option Price") during a specified term not to exceed ten years.

Options Grants to Eligible Persons

The Option Price of any Options granted to Eligible Persons under the 1997 Plan is determined by the Committee at the time of the grant; provided, that the Option Price for incentive stock options ("ISOs") granted to an employee Participant under the 1997 Plan may not be less than 100% (110% in the case of an ISO granted to a Participant who owns or is deemed to own more than 10% of the total combined voting power of all classes of stock of the Company) of the Fair Market Value of the common stock on the date of grant.

An Option granted to an eligible employee may either be an ISO, as defined in the Code, or a Nonqualified Stock Option ("NQSO"). Non-Employee Directors are only eligible to be granted NQSOs. An ISO may not be granted to a person who owns more than 10% of the total combined voting power of all classes of stock of the Company unless the Option Price is at least 110% of the fair market value of shares of common stock subject to the Option and such Option by its terms is not exercisable after expiration of five years from the date that the Option is granted. To the extent that the aggregate fair market value (defined for this purpose as the fair market value of the stock subject to the Options as of the date the Options are granted) of stock with respect to which ISOs first become exercisable in any calendar year exceeds $100,000 (taking into account stock subject to ISOs granted under the 1997 Plan or any other plan), these Options will be treated as NQSOs. ISO tax consequences differ, and ISOs are subject to more restricted terms by the Code and the 1997 Plan.

The Committee may grant one or more Options to any Eligible Persons. If the optionee ceases to be employed by or provide service to the Company, the Committee may determine the effect of termination on the rights and benefits under the Options and in doing so may make distinctions based upon the cause of termination or otherwise.

Options under the Non-Employee Director Program

The 1997 Plan provides that, subject to stockholder approval of the Amendment, each person who first becomes a Non-Employee Director after the Annual Meeting will automatically be granted an option to purchase 5,000 shares of common stock at the time of his or her election to the Board. In addition, on the first business day of each calendar year during the term of the 1997 Plan, each Non-Employee Director then continuing in office will automatically be granted a NQSO to purchase 5,000 shares of common stock. (The Options granted under the Non-Employee Director Program are referred to as Non-Employee Director Options.) Each Non-Employee Director Option will have a purchase price per share equal to the Fair Market Value of the common stock on the date of grant. The Non-Employee Director Options become exercisable on the first anniversary of the date of grant and, unless earlier terminated, expire ten years after the date of grant.

Full payment for shares purchased must be paid in full at the time of exercise, payable in cash, by check or by delivering shares of common stock already owned by the Non-Employee Director.

If a Non-Employee Director's service as a member of the Board of Directors is terminated for any reason other than death, total disability or retirement, any portion of a Non-Employee Director Option granted to such individual that is not then exercisable will terminate. Any portion of the Non-Employee Director Option that is then exercisable will remain exercisable for two years after his or her service terminates or until the expiration of the Non-Employee Director Option's stated term, whichever occurs first.

If a Non-Employee Director's service as a member of the Board is terminated by reason of his or her death or total disability, then all Non-Employee Director Options granted to the Non-Employee Director (whether or not vested at such time) will become immediately exercisable and remain exercisable for a period of two years after the effective date of the Non-Employee Director's termination of service or until the original expiration of the Non-Employee Director Option's stated term, whichever first occurs.

If a Non-Employee Director retires on or after age 65 and after ten years of service as a director, all Non-Employee Director Options granted to the Non-Employee Director will become immediately exercisable and may be exercised for five years after the date of retirement or until the expiration of the Non-Employee Director Options' stated term, whichever occurs first.

Restricted Stock Awards. A Restricted Stock Award is an award typically for a fixed number of shares of common stock, which are subject to vesting or other restrictions. The Committee must specify the price, if any, or services the recipient must provide for the shares of Restricted Stock, the conditions on vesting (which may include, among others, the passage of time or specified performance objectives or both) and any other restrictions (for example, restrictions on transfer) imposed on the shares. If the recipient ceases to be employed by or provide service to the Company, the Committee will determine the effect of termination on the Restricted Stock and in doing so may make distinctions based upon the cause of termination or otherwise.

Stock Bonuses. A Stock Bonus represents a bonus in shares for services rendered. The Committee may grant stock bonuses to any or all Eligible Persons to reward special services, contributions or achievements or for past services in the ordinary course, in such manner and on such terms and conditions (including any restrictions on the shares) as the Committee may determine from time to time. The number of shares so awarded will be determined by the Committee and may be granted independently or in lieu of cash bonuses or other awards.

Adjustments; Acceleration. The 1997 Plan provides for certain adjustments to Awards granted under the 1997 Plan upon the occurrence of certain specified events. The number and kind of shares available under the 1997 Plan, as well as the number, kind and price of shares subject to outstanding Awards, are subject to adjustment in the event of a reorganization, merger, sale of assets, recapitalization, stock split, stock dividend, exchange offer or similar event. Adjustments to Options granted to Non-Employee Directors under the Non-Employee Director Program may only be made to the extent that such adjustments (1) are consistent with applicable law, (2) are, in the case of a Change in Control Event (See Section 6 of the 1997 Plan for the definition of a Change in Control Event), effected pursuant to a plan of reorganization approved by stockholders, and (3) are consistent with adjustments to Awards granted under the 1997 Plan held by persons other than executive officers or directors of the Company.

The 1997 Plan also generally provides for full vesting and acceleration of Awards (subject to certain limitations applicable to persons subject to Section 16 of the Exchange Act) upon a Change in Control Event affecting the Company. The Committee may, however, prior to the Change in Control Event, determine that there will be no such acceleration of benefits. In certain circumstances, Awards that have been fully accelerated and that have not been exercised prior to the occurrence of certain events will terminate unless provision has been made for their survival, exchange, substitution, exchange or other settlement.

Termination of or Changes to the 1997 Plan. The Board of Directors may, without stockholder approval, terminate, suspend, modify or amend the 1997 Plan at any time. The Board of Directors may not, however, increase the maximum number of shares which may be delivered pursuant to Awards granted under the 1997 Plan, materially increase the benefits accruing to Participants under the 1997 Plan or materially change the requirements as to eligibility to participate in the 1997 Plan without obtaining stockholder approval. Unless required by applicable law, or deemed necessary or advisable by the Board of Directors, stockholder approval of amendments in addition to those in the preceding sentence will not be required.

No new Award may be granted under the 1997 Plan after April 24, 2007, unless the 1997 Plan is terminated prior to that time by the Board of Directors. The applicable provisions of the 1997 Plan and the Committee's authority will continue with respect to any Awards still outstanding.

Generally speaking, outstanding Options and other Awards may be amended by the Committee (except as to repricing) but the consent of the holder is required if the amendment materially adversely affects the holder.

Securities Underlying Awards. The closing price of a share of common stock as of April 19, 2002 was $2.44 per share.

Federal Income Tax Consequences of Options Under the 1997 Plan

The federal income tax consequences of the 1997 Plan under current federal law, which are subject to change, are summarized in the following discussion of general tax principles applicable to the 1997 Plan. The summary is not intended to be exhaustive and does not describe state and local tax consequences.

The Company is generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the Option Price and the fair market value of the shares at the time a NQSO is exercised. With respect to Incentive Stock Options, the Company is generally not entitled to a deduction nor does the Participant recognize income, either at the time of grant or exercise or (provided that the Participant holds the shares at least two years after the date of grant and one year after exercise) at any later time. Rather, the Participant receives capital treatment (gain or loss) on the difference between his basis and the ultimate sales price.

The current federal income tax treatment of other Awards authorized under the 1997 Plan are generally as follows: Restricted stock is taxed at the time of vesting (although Participants may elect earlier taxation and convert future gains to capital gains) and bonuses are generally subject to tax when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time that the Participant recognizes income.

If an Award is accelerated under the 1997 Plan in connection with a change in control (as this term is used under the Code), the Company may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payment") in excess of average annual base salary if the parachute payment exceeds certain threshold limits under the Code; related excise taxes also may be triggered. Furthermore, if compensation attributable to Awards is not performance-based within the meaning of 162(m) of the Code, the Company may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

Specific Benefits

The following chart presents the benefits or amount under stock options that will be allocated to (i) each Named Executive Officer, (ii) all current executive officers as a group, (iii) all current directors who are not executive officers as a group and (iv) all employees, including all current officers who are not executive officers, as a group, pursuant to the automatic option grants under the Non-Employee Director Program of the 1997 Plan for the remaining term of the 1997 Plan, subject to any future amendments to the 1997 Plan.

1997 Plan, as amended by the Amendment

Name and Position	Number of Shares Underlying Stock Options
Richard A. Weisbart, President and Chief Executive Officer(1)	Not eligible
Oscar B. Marx, III, Chief Executive Officer	Not eligible
Lon E. Bell, Vice Chairman of the Board	Not eligible
Daniel R. Coker, Vice President of Sales and Marketing	Not eligible
James L. Mertes, Vice President of Quality and Operations	Not eligible
Jürgen Brachetti, Vice President of European Operations	Not eligible
Executive Group	Not eligible
Non-Executive Director Group (4 persons)	20,000 per year(2)(3)(4)
Non-Executive Officer Employee Group	Not eligible

(1) Mr. Weisbart resigned in October 2001.

(2) Represents the aggregate number of shares subject to each annual grant of stock options for calendar years 2002 through 2007, assuming, among other future variables, that there continues to be 4 eligible directors seated.

(3) The actual number of shares subject to stock options for initial one-time grants, if the Amendment is approved by stockholders, is not determinable because the number of initial one-time stock option grants in calendar years 2002 through 2007 depends on future variables such as the election of new eligible directors during the remaining term of the 1997 Plan.

(4) Messrs. Clark and Oster have previously waived their right to these grants but are under no obligation to do so in the future.

We have not approved any awards under the 1997 Plan that are conditioned upon stockholder approval of this Amendment. If the additional number of shares that will be available under the 1997 Plan if this proposal is approved by stockholders had been available for award purposes in fiscal 2001, we expect that our award grants would not have been substantially different than those actually made under the 1997 Plan. For information regarding awards granted to our executive officers in fiscal 2001, see the material under the heading "Executive Compensation" above.

We are not currently considering any additional specific award grants under the 1997 Plan. Other than the automatic option grants under the Non-Employee Director Program described in the chart above, the number, amount and type of awards to be received by or allocated to Eligible Persons in the future under the 1997 Plan cannot be determined at this time because such Awards are subject to the discretion of the Committee. No other Awards are contemplated by the Company at this time.

Vote Required

The Board of Directors believes that the changes to the 1997 Plan by the approval of the Amendment will promote the interests of the Company and its stockholders and continue to enable the Company to attract, retain and reward persons important to the Company's success.

All members of the Board of Directors are eligible to receive Awards under the 1997 Plan and thus have a personal interest in the approval of the Amendment.

Approval of the Amendment requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote at the Annual Meeting.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP served as our independent accountants for the fiscal year ended December 31, 2001, and has been selected to continue to serve in such capacity for the current year. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will have the opportunity to make a statement if they so choose. They will also be available to respond to appropriate questions at such time.

Report of the Audit Committee

The Audit Committee has reviewed, and discussed with management and our independent accountants, PricewaterhouseCoopers LLP, our financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001. In addition, we have discussed with PricewaterhouseCoopers LLP the matters required by Codification of Statements on Auditing Standards No. 61 as may be modified or supplemented.

The Audit Committee also has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 as may be modified of supplemented, and we have discussed with that firm its independence. We have considered whether the provision of non-audit services is compatible with maintaining the accountant's independence. We also have discussed with management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

Management is responsible for internal controls and the financial reporting process. PricewaterhouseCoopers LLP is responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

Based on the foregoing review and discussions and a review of the report of PricewaterhouseCoopers LLP with respect to the audited financial statements, and relying thereon, we have recommended to the Board of Directors the inclusion of the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2001.

Submitted by the Audit Committee of the Board of Directors:

Francois J. Castaing
John W. Clark
James J. Paulsen

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement, in whole or in part, the foregoing report of the Audit Committee shall not be incorporated by reference into any such filings.

Fees

The following table sets forth the aggregate fees related to services performed by PricewaterhouseCoopers LLP for the year ended December 31, 2001:

Audit Fees	$172,000
All Other Fees	$ 15,000
Total	$187,000

Audit fees were for professional services rendered for the audit of our annual financial statements and for the reviews of financial statements included in our quarterly reports on Form 10-Q. All other fees included review of filings provided to the Securities and Exchange Commission in connection with our financing efforts in 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. We believe that, based on the written representations of its directors and officers and the copies of reports filed with the SEC, our directors, officers and holders of more than 10% of common stock complied with the requirements of Section 16(a) during the most recent fiscal year with the exception of Messrs. Castaing and Paulsen, who did not timely file Form 5 to report one transaction each.

OTHER MATTERS

If any matters not referred to in this proxy statement should properly come before the Annual Meeting, the holders of your proxy will vote your shares in accordance with his or her judgment. We are not aware of any such matters which may be presented for action at the Annual Meeting. Your proxy may also vote your shares on matters regarding the conduct of the Annual Meeting.

Enclosed with this proxy statement is our Annual Report for the year ended December 31, 2001. The Annual Report is enclosed for the convenience of shareholders only and should not be viewed as part of the proxy solicitation material. If any person who was a beneficial owner of common stock or Series A preferred stock on the record date for the Annual Meeting desires additional copies of the Annual Report, the same will be furnished without charge upon receipt of a written request. The request should identify the person making the request as a shareholder as of the record date and should be directed to the Corporate Secretary, Amerigon Incorporated, 5462 Irwindale Avenue, Irwindale, California 91706.

By Order of the Board of Directors

Oscar B. Marx, III
Chief Executive Officer and Chairman of the Board

AMERIGON INCORPORATED

1997 STOCK INCENTIVE PLAN

(As Amended and Restated April 30, 2002)

1. THE PLAN.

1.1 *Purpose.*

The purpose of this Plan is to promote the success of the Company by providing an additional means through the grant of Awards (a) to attract, motivate, retain and reward key employees, including officers, and directors, of the Company with awards and incentives for high levels of individual performance and improved financial performance of the Company under Article 2 and Article 4, and (b) to attract, motivate and retain experienced and knowledgeable independent directors through the benefits provided under Article 3. "Corporation" means Amerigon Incorporated and "Company" means the Corporation and its Subsidiaries, collectively. These terms and other capitalized terms are defined in Article 6.

1.2 *Administration and Authorization; Power and Procedure.*

(a) *Committee.* This Plan shall be administered by and all Awards to Eligible Persons shall be authorized by the Committee. Action of the Committee with respect to the administration of this Plan shall be taken pursuant to a majority vote or by written consent of its members.

(b) *Plan Awards; Interpretation; Powers of Committee.* Subject to the express provisions of this Plan, the Committee shall have the authority:

(i) to determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive any Awards;

(ii) to grant Awards to Eligible Persons, determine the price at which securities will be offered (if any) and the amount of securities to be offered to any of such persons, and determine the other specific terms and conditions of such Awards consistent with the express limits of this Plan, and establish the installments (if any) in which such Awards shall become exercisable or shall vest, or determine that no delayed exercisability or vesting is required, and establish the events of reversion or termination of such Awards;

(iii) to approve the forms of Award Agreements (which need not be identical either as to type of award or among Participants);

(iv) to construe and interpret this Plan and any agreements defining the rights and obligations of the Company and Participants who are granted Awards under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan;

(v) to cancel, modify, or waive the Corporation's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding Awards held by Eligible Persons, subject to any required consent under Section 5.6;

(vi) to accelerate or extend the exercisability or extend the term of any or all such outstanding Awards within the maximum ten-year term of Awards under Section 1.6; and

(vii) to make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan and the effectuation of its purposes.

Notwithstanding the foregoing, the provisions of Article 3 relating to Non-Employee Director Options shall be automatic and, to the maximum extent possible, self-effectuating. Although the discretion of the Committee extends to those Options, Board approval or ratification shall be required for any material amendments to such Options.

(c) *Binding Determinations*. Any action taken by, or inaction of, the Corporation, any Subsidiary, the Board or the Committee relating or pursuant to this Plan shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. No member of the Board or Committee, or officer of the Corporation or any Subsidiary, shall be liable for any such action or inaction of the entity or body, of another person or, except in circumstances involving bad faith, of himself or herself. Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan.

(d) *Reliance on Experts*. In making any determination or in taking or not taking any action under this Plan, the Committee or the Board, as the case may be, may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. No director, officer or agent of the Company shall be liable for any such action or determination taken or made or omitted in good faith.

(e) *Delegation*. The Committee may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company.

1.3 *Participation.*

Awards may be granted by the Committee only to those persons that the Committee determines to be Eligible Persons. An Eligible Person who has been granted an Award may, if otherwise eligible, be granted additional Awards if the Committee shall so determine. Non-Employee Directors may be granted discretionary Awards in accordance with Article 2 and Article 4 in addition to any Nonqualified Stock Options granted automatically without action of the Committee under the provisions of Article 3.

1.4 *Shares Available for Awards; Share Limits.*

(a) *Shares Available*. Subject to the provisions of Section 5.2, the capital stock that may be delivered under this Plan shall be shares of the Corporation's authorized but unissued Common Stock. The shares may be delivered for any lawful consideration.

(b) *Share Limits*. The maximum number of shares of Common Stock that may be delivered pursuant to all Awards (including both Nonqualified Stock Options and Incentive Stock Options) granted under this Plan shall not exceed 1,800,000 shares (the "**Share Limit**"). The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as Incentive Stock Options granted under this Plan is 1,240,000 shares. The maximum number of shares subject to those options that are granted pursuant to Article 2 during any calendar year to any Eligible Person shall be limited to 250,000. Each of the four foregoing numerical limits shall be subject to adjustment as contemplated by this Section 1.4 and Section 5.2.

(c) *Share Reservation; Replenishment and Reissue of Unvested Options*. No Award may be granted under this Plan unless, on the date of grant, the sum of (i) the maximum number of shares issuable at any time pursuant to such Award, plus (ii) the number of shares that have previously been issued pursuant to Awards granted under this Plan, other than reacquired shares available for reissue consistent with any applicable limitations, plus (iii) the maximum number of shares that may be issued at any time after such date of grant pursuant to Awards that are outstanding on such date, does not exceed the Share Limit. Shares that are subject to or underlie Awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan, as well as reacquired shares, shall again, except to the extent prohibited by law, be available for subsequent Awards under this Plan. Except as limited by law, if an Award is settled only in cash, such Award need not be counted against any of the limits under this Section 1.4.

1.5 *Grant of Awards.*

Subject to the express provisions of this Plan, the Committee shall determine the number of shares of Common Stock subject to each Award and the price (if any) to be paid for the shares. Each Award shall be evidenced by an Award Agreement signed by the Corporation and, if required by the Committee, by the Participant.

1.6 *Award Period.*

Each Award and all executory rights or obligations under the related Award Agreement shall expire on such date (if any) as shall be determined by the Committee, but in the case of Options or other rights to acquire shares of Common Stock not later than ten (10) years after the Award Date.

1.7 *Limitations on Exercise and Vesting of Awards.*

(a) *Provisions for Exercise.* Unless the Committee otherwise expressly provides, no Award shall be exercisable or shall vest until at least six months after the initial Award Date, and once exercisable an Award shall remain exercisable until the expiration or earlier termination of the Award.

(b) *Procedure.* Any exercisable Award shall be deemed to be exercised when the Secretary of the Corporation receives written notice of such exercise from the Participant, together with any required payment made in accordance with Section 2.2(a) or 3.3, as the case may be.

(c) *Fractional Shares/Minimum Issue.* Fractional share interests shall be disregarded, but may be accumulated. The Committee, however, may determine in the case of Eligible Persons that cash, other securities, or other property will be paid or transferred in lieu of any fractional share interests. No fewer than 100 shares may be purchased on exercise of any Award at one time unless the number purchased is the total number at the time available for purchase under the Award.

1.8 *No Transferability.*

(a) *Limit on Exercise and Transfer.* Unless otherwise expressly provided in (or pursuant to) this Section 1.8, by applicable law and by the Award Agreement, as the same may be amended, (i) all Awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (ii) Awards shall be exercised only by the Participant; and (iii) amounts payable or shares issuable pursuant to an Award shall be delivered only to (or for the account of) the Participant.

(b) *Exceptions.* The Committee may permit Awards to be exercised by and paid to certain persons or entities related to the Participant pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes or a gratuitous or donative basis and without consideration (other than nominal consideration). Notwithstanding the foregoing, Incentive Stock Options and Restricted Stock Awards shall be subject to any and all applicable transfer restrictions under the Code.

(c) *Further Exceptions to Limits On Transfer.* The exercise and transfer restrictions in Section 1.8(a) shall not apply to:

(i) transfers to the Corporation,

(ii) the designation of a beneficiary to receive benefits in the event of the Participant's death or, if the Participant has died, transfers to or exercise by the Participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(iii) transfers pursuant to a QDRO order,

(iv) if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by his or her legal representative, or

(v) the authorization by the Committee of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of Awards consistent with applicable laws and the express authorization of the Committee.

Notwithstanding the foregoing, Incentive Stock Options and Restricted Stock Awards shall be subject to all applicable transfer restrictions under the Code.

2. OPTIONS.

2.1 *Grants.*

One or more Options may be granted under this Article 2 to any Eligible Person. Each Option granted may be either an Option intended to be an Incentive Stock Option, or not so intended, as determined by the Committee, and such intent shall be indicated in the applicable Award Agreement. Notwithstanding the preceding sentence, Options granted to Non-Employee Directors shall only be Nonqualified Stock Options.

2.2 *Option Price.*

(a) *Pricing Limits.* The purchase price per share of the Common Stock covered by each Option shall be determined by the Committee at the time of the grant, but in the case of Incentive Stock Options shall not be less than 100% (110% in the case of a Participant who owns or is deemed to own under Section 424(d) of the Code more than 10% of the total combined voting power of all classes of stock of the Corporation) of the Fair Market Value of the Common Stock on the date of grant.

(b) *Payment Provisions.* The purchase price of any shares purchased on exercise of an Option granted under this Article 2 shall be paid in full at the time of each purchase in one or a combination of the following methods: (i) in cash or by electronic funds transfer; (ii) by check payable to the order of the Corporation; (iii) by notice and third party payment in such manner as may be authorized by the Committee; or (iv) by the delivery of shares of Common Stock of the Corporation already owned by the Participant, *provided, however*, that the Committee may in its absolute discretion limit the Participant's ability to exercise an Option by delivering such shares; and provided further that any shares delivered that were initially acquired from the Corporation upon exercise of a stock option or otherwise must have been owned by the Participant at least six months as of the date of delivery. Shares of Common Stock used to satisfy the exercise price of an Option shall be valued at their Fair Market Value on the date of exercise.

2.3 *Limitations on Grant and Terms of Incentive Stock Options.*

(a) *$100,000 Limit.* To the extent that the aggregate "fair market value" of stock with respect to which incentive stock options first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to Incentive Stock Options under this Plan and stock subject to incentive stock options under all other plans of the Company or any parent corporation, such options shall be treated as nonqualified stock options. For this purpose, the "fair market value" of the stock subject to options shall be determined as of the date the options were awarded. In reducing the number of options treated as incentive stock options to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Committee may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an Incentive Stock Option.

(b) *Option Period.* Each Option and all rights thereunder shall expire no later than ten years after the Award Date.

(c) *Other Code Limits.* Incentive Stock Options may only be granted to Eligible Employees of the Corporation or a Subsidiary that satisfies the other eligibility requirements of the Code. There shall be imposed in any Award Agreement relating to Incentive Stock Options such terms and conditions as from time to time are required in order that the Option be an "incentive stock option" as that term is defined in Section 422 of the Code.

2.4 *Limits on 10% Holders.*

No Incentive Stock Option may be granted to any person who, at the time the Option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such Option is at least 110% of the Fair Market Value of the stock subject to the Option and such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted.

2.5 *Cancellation and Regrant/Waiver of Restrictions.*

Subject to Section 1.4 and Section 5.6 and the specific limitations on Options contained in this Plan, the Committee from time to time may authorize, generally or in specific cases only, any adjustment in the exercise or purchase price, the number of shares subject to, the restrictions upon or the term of, an Option granted under this Article 2 by cancellation of an outstanding Option and a subsequent regranting of an Option, by amendment, by substitution of an outstanding Option, by waiver or by other legally valid means. Such amendment or other action may provide for a greater or lesser number of shares subject to the Option, or provide for a longer or shorter vesting or exercise period.

3. NON-EMPLOYEE DIRECTOR OPTIONS.

3.1 *Participation.*

Options under this Article 3 shall be made only to Non-Employee Directors and shall be evidenced by Award Agreements substantially in the form of Exhibit A hereto.

3.2 *Annual Option Grants.*

(a) *Time of Initial Award.* Subject to the approval by the shareholders of the Corporation, persons who are elected or appointed to the Board after May 22, 2002 shall be granted automatically (without any action by the Committee or the Board) a Nonqualified Stock Option to purchase 5,000 shares of Common Stock.

(b) *Subsequent Annual Awards.* On the first business day of each calendar year during the term of this Plan, commencing with the first business day occurring in 1998, there shall be granted automatically (without any action by the Committee or the Board) a Nonqualified Stock Option (the Award Date of which shall be such date) to each Non-Employee Director then in office to purchase 5,000 shares of Common Stock.

(c) *Maximum Number of Shares.* Annual grants that would otherwise exceed the maximum number of shares under Section 1.4(b) shall be prorated within such limitation. A Non-Employee Director shall not receive more than one Nonqualified Stock Option under this Section 3.2 in any calendar year.

3.3 *Option Price.*

The purchase price per share of the Common Stock covered by each Option granted pursuant to Section 3.2 hereof shall be 100 percent of the Fair Market Value of the Common Stock on the Award Date. The exercise price of any Option granted under this Article 3 shall be paid in full at the time of each purchase in cash or by check or in shares of Common Stock valued at their Fair Market Value on the date of exercise of the Option, or partly in such shares and partly in cash, provided that any such shares used in payment shall have been owned by the Participant at least six months prior to the date of exercise.

3.4 *Option Period and Exercisability.*

Each Option granted under this Article 3 and all rights or obligations thereunder shall expire ten years after the Award Date and shall be subject to earlier termination as provided below. Subject to section 3.5 below, each Option granted under Section 3.2 shall become exercisable on the first anniversary of the Award Date.

3.5 *Termination of Directorship.*

If a Non-Employee Director's services as a member of the Board of Directors terminate for any reason other than total disability, death or retirement, any portion of an Option granted pursuant to this Article 3 which is not then exercisable shall terminate and any portion of such Option which is then exercisable may be exercised for two years after the date of such termination or until the expiration of the stated term, whichever first occurs. If a Non-Employee Director's services as a member of the Board of Directors terminate because of total disability or death, then all Options granted pursuant to this Article shall become immediately exercisable and may be exercised for two years after the effective date of the termination of service or until the expiration of the stated term, whichever occurs first. If a Non-Employee Director retires on or after age 65 and after ten years of service as a Director, all Options granted pursuant to this Article shall become immediately exercisable and may be exercised for five years after the date of retirement or until the expiration of the stated term, whichever occurs first.

3.6 *Adjustments.*

Options granted under this Article 3 shall be subject to adjustment as provided in Section 5.2, but only to the extent that (a) such adjustment and the Committee's actions in respect thereof satisfy the requirements of all applicable law, (b) such adjustment in the case of a Change in Control Event is effected pursuant to the terms of a reorganization agreement approved by shareholders of the Corporation, and (c) such adjustment is consistent with adjustments to Options held by persons other than executive officers or directors of the Corporation.

3.7 *Acceleration Upon a Change in Control Event.*

Upon the occurrence of a Change in Control Event, each Option granted under Section 3.2 hereof shall become immediately exercisable in full. To the extent that any Option granted under this Article 3 is not exercised prior to (i) a dissolution of the Corporation or (ii) a merger or other corporate event that the Corporation does not survive, and no provision is (or consistent with the provisions of Section 3.7 can be) made for the assumption, conversion, substitution or exchange of the Option, the Option shall terminate upon the occurrence of such event.

4. GRANTS OF STOCK BONUSES AND OTHER AWARDS.

4.1 *Grants of Stock Bonuses.* Subject to Section 5.4, the Committee may grant a Stock Bonus to any Eligible Person to reward exceptional or special services, contributions or achievements, or issue Common Stock for past services in the ordinary course, the value of which shall be determined by the Committee, in the manner and on such terms and conditions (including restrictions on such shares) as determined from time to time by the Committee. The number of shares so awarded shall be determined by the Committee. The Award may be granted independently or in lieu of a cash bonus.

4.2 *Restricted Stock Awards.*

(a) The Committee may grant one or more Restricted Stock Awards to any Eligible Person. Subject to the terms and conditions of this Plan, the Committee shall determine and set forth in the applicable Award Agreement the number of shares of Common Stock subject to each Restricted Stock Award, the consideration (if any, but not less than the minimum lawful consideration under applicable state law) to be paid for such shares, the extent (if any) to which and the time (if ever) at which the Participant will be entitled to dividends, voting and other rights with respect to the shares prior to vesting, the vesting, purchase price per share and manner and method of payment for such shares, the term of the Restricted Stock Award and any other terms and conditions of and restrictions on the Restricted Stock. The purchase price to be paid for such shares may be paid in any one or a combination of the following methods: (i) in cash or by electronic funds transfer; (ii) by check payable to the order of the Corporation; or (iii) by notice and third party payment in such manner as may be authorized by the Committee.

(b) Certificates or book entries evidencing restricted shares subject to a Restricted Stock Award shall bear a legend or notation making appropriate reference to the restrictions imposed on such shares and shall be held by the Corporation or by a third party designated by the Committee until the restrictions on such shares have lapsed and the shares have vested in accordance with the provisions of this Plan and the applicable Award Agreement.

(c) Except as provided in Section 1.8, restricted shares subject to any Restricted Stock Award may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered, either voluntarily or involuntarily, until the restrictions on such shares have lapsed. Unless the Committee otherwise expressly provides, restricted shares that remain subject to vesting or other restrictions at the time the Participant's employment or service terminates or are subject to vesting or other conditions that are not satisfied by the time specified on the applicable Award Agreement shall be returned to the Corporation or cancelled, as the case may be.

5. OTHER PROVISIONS.

5.1 *Rights of Eligible Persons, Participants and Beneficiaries.*

(a) *Employment or Service Status.* Status as an Eligible Person shall not be construed as a commitment that any Award will be made under this Plan to an Eligible Person or to Eligible Persons generally.

(b) *No Employment/Service Contract.* Nothing contained in this Plan (or in any other documents related to this Plan or to any Award) shall confer upon any Eligible Person or other Participant any right to continue in the employ or other service of the Company or constitute any contract or agreement of employment or other service, nor shall interfere in any way with the right of the Company to change such person's compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 5.1(b), however, shall adversely affect any express independent right of such person under a separate employment or service contract other than an Award Agreement.

(c) *Plan Not Funded.* Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and (except as provided in Section 1.4(c)) no special or separate reserve, fund or deposit shall be made to assure payment of such Awards. No Participant, Beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Company by reason of any Award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company and any Participant, Beneficiary or other person. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to any Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

5.2 *Adjustments; Acceleration.*

(a) *Adjustments.* If there shall occur any extraordinary dividend or other extraordinary distribution in respect of the Common Stock (whether in the form of cash, Common Stock, other securities, or other property), or any recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, reorganization, merger, combination, consolidation, split-up, spin-off, repurchase, or exchange of Common Stock or other securities of the Corporation, or there shall occur any other like corporate transaction or event in respect of the Common Stock or a sale of substantially all the assets of the Corporation as an entirety, then the Committee shall, in such manner and to such extent (if any) as it deems appropriate and equitable (i) proportionately adjust any or all of (a) the number and type of shares of Common Stock (or other securities) which thereafter may be made the subject of Awards (including the specific numbers of shares set forth elsewhere in this Plan), (b) the number, amount and type of shares of Common Stock (or other securities or property) subject to any or all outstanding Awards, (c) the exercise or purchase price of any or all outstanding Awards, or (d) the securities, cash or other property deliverable upon exercise of any outstanding Awards, or (ii) in the case of an extraordinary dividend or other distribution, merger, reorganization, consolidation, combination, sale of assets, split up, exchange, or spin off, make provision for a cash payment or for the substitution or exchange of any or all outstanding Awards or the cash, securities or property deliverable to the holder of any or all outstanding Awards based upon the distribution or consideration payable to holders of the Common Stock of the Corporation upon or in respect of such event; *provided, however*, in each case, that with respect to Incentive Stock Options, no such adjustment shall be made which would cause this Plan to violate Section 422 or 424(a) of the Code or any successor provisions thereto without the written consent of holders materially adversely affected thereby. In any of such events, the Committee may take such action sufficiently prior to such event if necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is available to shareholders generally.

(b) *Acceleration of Awards Upon Change in Control.* As to any Participant who has been granted an Award under this Plan (other than Options under Article 3, which Options shall be subject to the provisions of Section 3.7), unless prior to a Change in Control Event the Committee determines that, upon its occurrence, there shall be no acceleration of benefits under Awards or determines that only certain or limited benefits under Awards shall be accelerated and the extent to which they shall be accelerated, and/or establishes a different time in respect of such Change in Control Event for such acceleration, then upon the occurrence of a Change in Control Event each outstanding Option shall become immediately exercisable and each outstanding Restricted Stock Award shall vest and the restrictions imposed upon the shares subject thereto shall lapse. The Committee may override the limitations on acceleration in this Section 5.2(b) by express provision in the Award Agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Committee may approve. Any acceleration of Awards shall comply with applicable regulatory requirements, including without limitation Section 422 of the Code.

(c) *Possible Early Termination of Accelerated Awards.* If any Award under this Plan (other than an Option granted under Article 3, which Options shall be subject to the provisions of Section 3.7) has been fully accelerated as permitted by Section 5.2(b) but is not exercised prior to (i) a dissolution of the Corporation, or (ii) a reorganization event described in Section 5.2(a) that the Corporation does not survive, or (iii) the consummation of reorganization event described in Section 5.2(a) that results in a Change in Control Event approved by the Board, and no provision has been made for the survival, substitution, exchange or other settlement of such Award, such Award shall thereupon terminate.

5.3 *Effect of Termination of Employment or Service.*

The Committee shall establish in respect of each Award granted to an Eligible Person the effect of a termination of employment or service on the rights and benefits thereunder and in so doing may make distinctions based upon the cause of termination or otherwise.

5.4 *Compliance with Laws.*

This Plan, the granting and vesting of Awards under this Plan and the issuance and delivery of shares of Common Stock and/or the payment of money under this Plan or under Awards granted hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. Any securities delivered under this Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Corporation, provide such assurances and representations to the Corporation as the Corporation may deem necessary or desirable to assure compliance with all applicable legal requirements.

5.5 ***Tax Withholding.***

(a) *Cash or Shares.* Upon any exercise or payment of any Award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an Incentive Stock Option prior to satisfaction of the holding period requirements of Section 422 of the Code, the Company shall have the right at its option to (i) require the Participant (or Personal Representative or Beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company may be required to withhold with respect to such Award event or payment or (ii) deduct from any amount payable in cash the minimum amount of any taxes which the Company may be required to withhold with respect to such cash payment. In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Committee may in its sole discretion (subject to Section 5.4) grant (either at the time of the Award or thereafter) to the Participant the right to elect, pursuant to such rules and subject to such conditions as the Committee may establish, to have the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares valued at their then Fair Market Value, to satisfy such withholding obligation. In no event shall shares be withheld in excess of the minimum number required for tax withholding under applicable law.

(b) *Tax Loans.* The Company may, in its discretion, authorize a loan to an Eligible Employee in the amount of any taxes which the Company may be required to withhold with respect to shares of Common Stock received (or disposed of, as the case may be) pursuant to a transaction described in subsection (a) above. Such a loan shall be for a term, at a rate of interest and pursuant to such other terms and conditions as the Company, under applicable law may establish.

5.6 ***Plan Amendment, Termination and Suspension.***

(a) ***Board Authorization.*** The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No Awards may be granted during any suspension of this Plan or after termination of this Plan, but the Committee shall retain jurisdiction as to Awards then outstanding in accordance with the terms of this Plan.

(b) *Shareholder Approval.* Any amendment that would (i) materially increase the benefits accruing to Participants under this Plan, (ii) materially increase the aggregate number of securities that may be issued under this Plan, or (iii) materially modify the requirements as to eligibility for participation in this Plan, shall be subject to shareholder approval only to the extent then required by Section 422 of the Code or applicable law, or deemed necessary or advisable by the Board.

(c) *Amendments to Awards.* Without limiting any other express authority of the Committee under but subject to the express limits of this Plan, the Committee by agreement or resolution may waive conditions of or limitations on Awards to Eligible Persons that the Committee in the prior exercise of its discretion has imposed, without the consent of a Participant, and may make other changes to the terms and conditions of Awards that do not affect in any manner materially adverse to the Participant, his or her rights and benefits under an Award. Notwithstanding anything else contained herein to the contrary, the

Committee shall not, without prior shareholder approval (i) authorize the amendment of outstanding Options to reduce the exercise price, as applicable, except as contemplated by Section 5.2, or (ii) cancel and replace outstanding Options with similar Options having an exercise or base price which is lower, except as contemplated by Section 5.2.

(d) *Limitations on Amendments to Plan and Awards.* No amendment, suspension or termination of this Plan or change of or affecting any outstanding Award shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of the Participant or obligations of the Corporation under any Award granted under this Plan prior to the effective date of such change. Changes contemplated by Section 5.2 shall not be deemed to constitute changes or amendments for purposes of this Section 5.6.

5.7 *Privileges of Stock Ownership.*

Except as otherwise expressly authorized by the Committee or this Plan, a Participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by him or her. No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

5.8 *Effective Date of the Plan.*

This Plan shall be effective as of April 24, 1997, the date of Board approval. This amendment to and restatement of the Plan is effective April 30, 2002, subject to shareholder approval.

5.9 *Term of the Plan.*

No Award shall be granted more than ten years after the effective date of this Plan (the "Termination Date"). Unless otherwise expressly provided in this Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and all authority of the Committee with respect to Awards hereunder shall continue during any suspension of this Plan and in respect of outstanding Awards on such Termination Date.

5.10 *Governing Law/Construction/Severability.*

(a) *Choice of Law.* This Plan, the Awards, all documents evidencing Awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of California.

(b) *Severability.* If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(c) *Plan Construction.*

(1) *Rule 16b-3.* It is the intent of the Corporation that the Awards and transactions permitted by Awards be interpreted in a manner that, in the case of Participants who are or may be subject to Section 16 of the Exchange Act, satisfy any then applicable requirements of Rule 16b-3 so that such persons (unless they otherwise agree) will be entitled to the benefits of Rule 16b-3 or other exemptive rules under Section 16 of the Exchange Act in respect of these transactions and will not be subjected to avoidable liability thereunder. If any provision of this Plan or of any Award would otherwise frustrate or conflict with the intent expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

(2) *Section 162(m).* It is the further intent of the Company that Options with an exercise price not less than Fair Market Value on the date of grant shall qualify as performance-based compensation under Section 162(m) of the Code, and this Plan shall be interpreted consistent with such intent.

5.11 *Captions.*

Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

5.12 *Effect of Change of Subsidiary Status.*

For purposes of this Plan and any Award hereunder, if an entity ceases to be a Subsidiary a termination of employment shall be deemed to have occurred with respect to each employee of such Subsidiary who does not continue as an employee of another entity within the Company.

5.13 *Non-Exclusivity of Plan.*

Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Committee to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

6. DEFINITIONS.

6.1 *Definitions.*

(a) "**Award**" shall mean an award of any Option, Restricted Stock Award, Stock Bonus, or any combination thereof, whether alternative or cumulative authorized by and granted under this Plan.

(b) "**Award Agreement**" shall mean any writing setting forth the terms of an Award that has been authorized by the Committee.

(c) "**Award Date**" shall mean the date upon which the Committee took the action granting an Award or such later date as the Committee designates as the Award Date at the time of the Award or, in the case of Options under Article 3, the applicable dates set forth therein.

(d) "**Award Period**" shall mean the period beginning on an Award Date and ending on the expiration date of such Award.

(e) "**Beneficiary**" shall mean the person, persons, trust or trusts designated by a Participant or, in the absence of a designation, entitled by will or the laws of descent and distribution, to receive the benefits specified in the Award Agreement and under this Plan in the event of a Participant's death, and shall mean the Participant's executor or administrator if no other Beneficiary is designated and able to act under the circumstances.

(f) "**Board**" shall mean the Board of Directors of the Corporation.

(g) "**Change in Control Event**" shall mean any of the following:

(i) Approval by the shareholders of the Corporation of the dissolution or liquidation of the Corporation;

(ii) Approval by the shareholders of the Corporation of an agreement to merge or consolidate, or otherwise reorganize, with or into one or more entities that are not wholly owned by the Corporation, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity immediately after the reorganization are, or will be, owned by shareholders of the Corporation immediately before such reorganization (assuming for purposes of such determination that there is no change in the record ownership of the Corporation's securities from the record date for such approval until such reorganization and that such record owners hold no securities of the other parties to such reorganization);

(iii) Approval by the shareholders of the Corporation of the sale of substantially all of the Corporation's business and/or assets to a person or entity which is not wholly owned by the Corporation;

(iv) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act but excluding any person described in and satisfying the conditions of Rule 13d-1(b)(1) thereunder), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing more than 20% of the combined voting power of the Corporation's then outstanding securities entitled to then vote generally in the election of directors of the Corporation; or

(v) A majority of the Board not being composed of Continuing Directors.

(h) "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(i) "**Commission**" shall mean the Securities and Exchange Commission.

(j) "**Committee**" shall mean the Board or a committee appointed by the Board to administer this Plan, which committee shall be comprised only of two or more directors or such greater number of directors as may be required under applicable law, each of whom, (i) in respect of any decision at a time when the Participant affected by the decision may be subject to Section 162(m) of the Code, shall be an "outside" director within the meaning of Section 162(m) of the Code, and (ii) in respect of any decision affecting a transaction at a time when the Participant involved in the transaction may be subject to Section 16 of the Exchange Act, shall be a "non-employee director" within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act.

(k) "**Common Stock**" shall mean the Common Stock of the Corporation and such other securities or property as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made under Section 5.2 of this Plan.

(l) "**Company**" shall mean, collectively, the Corporation and its Subsidiaries.

(m) "**Continuing Directors**" shall mean persons who were members of the Board on June 17, 1997 or nominated for election or elected to the Board with the affirmative vote of at least three-fourths of the directors who were Continuing Directors at the time of such nomination or election.

(n) "**Corporation**" shall mean Amerigon Incorporated, a California corporation and its successors.

(o) "**Eligible Employee**" shall mean an officer (whether or not a director) or other key employee of the Company.

(p) "**Eligible Person**" means an Eligible Employee or a Non-Employee Director.

(q) "**ERISA**" shall mean the Employee Retirement Income Security Act of 1974, as amended.

(r) "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(s) "**Fair Market Value**" shall mean (i) if the stock is listed or admitted to trade on a national securities exchange, the closing price of the stock on the Composite Tape, as published in the Western Edition of The Wall Street Journal, of the principal national securities exchange on which the stock is so listed or admitted to trade, on such date, or, if there is no trading of the stock on such date, then the closing price of the stock as quoted on such Composite Tape on the next preceding date on which there was trading in such shares; (ii) if the stock is not listed or admitted to trade on a national securities exchange, the last price for the stock on such date, as furnished by the National Association of Securities Dealers, Inc. ("NASD") through the NASDAQ National Market Reporting System or a similar organization if the NASD is no longer reporting such information; (iii) if the stock is not listed or admitted to trade on a national securities exchange and is not reported on the National Market Reporting System, the mean between the bid and asked price for the stock on such date, as furnished by the NASD or a similar organization; or (iv) if the stock is not listed or admitted to trade on a national securities exchange, is not reported on the National

Market Reporting System and if bid and asked prices for the stock are not furnished by the NASD or a similar organization, the value as established by the Committee at such time for purposes of this Plan.

(t) "**Incentive Stock Option**" shall mean an Option which is designated as an incentive stock option within the meaning of Section 422 of the Code, the award of which contains such provisions (including but not limited to the receipt of shareholder approval of this Plan, if the award is made prior to such approval) and is made under such circumstances and to such persons as may be necessary to comply with that section.

(u) "**Nonqualified Stock Option**" shall mean an Option that is designated as a Nonqualified Stock Option and shall include any Option intended as an Incentive Stock Option that fails to meet the applicable legal requirements thereof. Any Option granted hereunder that is not designated as an incentive stock option shall be deemed to be designated a nonqualified stock option under this Plan and not an incentive stock option under the Code.

(v) "**Non-Employee Director**" shall mean a member of the Board of Directors of the Corporation who is not an officer or employee of the Company.

(w) "**Option**" shall mean an option to purchase Common Stock granted under this Plan. The Committee shall designate any Option granted to an Eligible Employee as a Nonqualified Stock Option or an Incentive Stock Option. Options granted to Non-Employee Directors shall be Nonqualified Stock Options.

(x) "**Participant**" shall mean an Eligible Person who has been granted an Award under this Plan.

(y) "**Personal Representative**" shall mean the person or persons who, upon the disability or incompetence of a Participant, shall have acquired on behalf of the Participant, by legal proceeding or otherwise, the power to exercise the rights or receive benefits under this Plan and who shall have become the legal representative of the Participant.

(z) "**Plan**" shall mean this amended and restated 1997 Stock Incentive Plan, as amended from time to time.

(aa) "**QDRO**" shall mean a qualified domestic relations order as defined in Section 414(p) of the Code or Title I, Section 206(d)(3) of ERISA (to the same extent as if this Plan were subject thereto), or the applicable rules thereunder.

(bb) "**Restricted Stock Award**" shall mean an Award of shares of Common Stock awarded to a Participant under this Plan, subject to payment of such consideration and such conditions on vesting (which may include, among others, the passage of time, specified performance objectives or other factors) and such transfer and other restrictions as are established in or pursuant to this Plan and the related Award Agreement, to the extent such shares remain unvested and restricted under the terms of the applicable Award Agreement.

(cc) "**Rule 16b-3**" shall mean Rule 16b-3 as promulgated by the Commission pursuant to the Exchange Act, as amended from time to time.

(dd) "**Section 16 Person**" shall mean a person subject to Section 16(a) of the Exchange Act.

(ee) "**Securities Act**" shall mean the Securities Act of 1933, as amended from time to time.

(ff) "**Stock Bonus**" shall mean an Award of shares of Common Stock granted under this Plan for no consideration other than past services and without restriction other than such transfer or other restrictions as the Committee may deem advisable to assure compliance with law.

(gg) "**Subsidiary**" shall mean any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation.

(hh) "**Total Disability**" shall mean a "permanent and total disability" within the meaning of Section 22(e)(3) of the Code and (except in the case of a Non-Employee Director) such other disabilities, infirmities, afflictions or conditions as the Committee by rule may include.

Exhibit A

AMERIGON INCORPORATED
ELIGIBLE DIRECTOR

NONQUALIFIED STOCK OPTION AGREEMENT

THIS AGREEMENT dated as of the day of , 20 , by and between Amerigon Incorporated, a California corporation (the "Corporation"), and (the "Director").

WITNESSETH

WHEREAS, the Corporation has adopted and the shareholders of the Corporation have approved the Amerigon Incorporated 1997 Stock Incentive Plan, as amended and restated (the "Plan"); and

WHEREAS, pursuant to Article 3 of the Plan, the Corporation has granted an option (the "Option") to the Director upon the terms and conditions evidenced hereby, as required by the Plan, which Option is not intended as and shall not be deemed to be an incentive stock option within the meaning of Section 422 of the Code;

NOW, THEREFORE, in consideration of the services rendered and to be rendered by the Director, the Corporation and the Director agree to the terms and conditions set forth herein as required by the terms of the Plan.

1. *Option Grant*. This Agreement evidences the grant to the Director, as of , 20 (the "Option Date"), of an Option to purchase an aggregate of shares of Common Stock, par value [$] per share, under Article 3 of the Plan, subject to the terms and conditions and to adjustment as set forth herein or pursuant to the Plan.

2. *Exercise Price*. The Option entitles the Director to purchase (subject to the terms of Sections 3 through 5 below) all or any part of the Option shares at a price per share of $, which amount represents the Fair Market Value of a share on the Option Date.

3. *Option Exercisability and Term*. The Option will become and remain exercisable on , 20 , subject to acceleration under Section 3.7 of the Plan. The Option shall terminate on , 20 ,* unless earlier terminated in accordance with the terms of Section 3.4, 3.5, or 3.7 of the Plan.

4. *Service and Effect of Termination of Service*. The Director agrees to serve as a director in accordance with the provisions of the Corporation's Articles of Incorporation, bylaws and applicable law. If the Director's services as a member of the Board shall terminate, this Option shall terminate at the times and to the extent set forth in Section 3.5 of the Plan.

5. *General Terms*. The Option and this Agreement are subject to, and the Corporation and the Director agree to be bound by, the provisions of the Plan that apply to the Option. Such provisions are incorporated herein by this reference. The Director acknowledges receiving a copy of the Plan and reading its applicable provisions. Capitalized terms not otherwise defined herein shall have the meaning assigned to such terms in the Plan.

* Insert day before the tenth anniversary of the Option Date.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

AMERIGON INCORPORATED
(a California corporation)

By: ______________________________

Title: ______________________________

DIRECTOR

____
(Signature)

____
(Print Name)

____
(Address)

____
(City, State, Zip Code)

Amerigon Incorporated

Annual Meeting

The Annual Meeting of Shareholders will be held in May 2002 at:

Amerigon Incorporated
5462 Irwindale Avenue
Irwindale, California
91706-2058

General Counsel

O'Melveny & Myers LLP
Los Angeles, California

Investor Relations

Allen & Caron Inc
Irvine, California

Independent Accountants

PricewaterhouseCoopers LLP
Orange County, California

Transfer Agent

U. S. Stock Transfer Corporation
Glendale, California

Board of Directors

Oscar B. Marx, III
Chairman of the Board and Chief Executive Officer, Amerigon; Vice President, TMW Enterprises; Former Vice President, Ford Automotive Components Group

Lon E. Bell, Ph. D.
Vice Chairman of the Board

Francois J. Castaing
Former Advisor to Chairman of Chrysler Corporation

John W. Clark
General Partner Westar Capital

Paul Oster
Chief Financial Officer TMW Enterprises

James J. Paulsen
Former President, Ford Motor Company China Operations

Officers

Daniel R. Coker
Vice President, Sales and Marketing

James L. Mertes
Vice President Quality, Operations, Engineering

Sandra L. Grouf
Chief Financial Officer and Secretary

Dr. Jürgen Brachetti
Vice President, European Operations

Amerigon Incorporated
5462 IRWINDALE AVENUE
IRWINDALE, CALIFORNIA 91706
PHONE: (626)-815-7400
FAX: (626)-815-7401
www.amerigon.com